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TATE & LYLE

Annual Report 2004

82-905
AR/S
3-31-04

Creating the world's leading renewable ingredients business


Andrew
TATE & LYLE
Joni
TATE & LYLE











contents

Annual Report 2004

Tate & Lyle is committed to high standards of corporate governance, business integrity and professionalism in the way it conducts its activities.

Tate & Lyle PLC is a public limited company listed on the London Stock Exchange and registered in England. This is the report and accounts for the year ended 31 March 2004.

About Tate & Lyle

Tate & Lyle operates 41 manufacturing plants and 20 additional production facilities in 28 countries, predominantly in the Americas and Europe. We employ 6,700 people in our subsidiaries with a further 4,800 employed in joint ventures. In the year to 31 March 2004, Tate & Lyle achieved total sales of £3,167 million and profit[1] of £227 million.

We will grow by uniting our businesses and developing partnerships to create the world's leading renewable ingredients business. We will build a consistent global portfolio of distinctive, profitable, high value solutions with our customers.

Financial highlights for 2004

- Profit before tax, exceptional items and goodwill amortisation reduced by 0.4%, and at constant exchange rates increased by 2.2%
- Diluted earnings per share increased by 2.7% to 33.9p (before exceptional items and goodwill amortisation)
- 15% target for return on net operating assets met
- Net debt reduced by £83 million to £388 million
- Proposed total dividend increased by 2.7% to 18.8p per share

Profit before tax, exceptional items and goodwill amortisation
£ million


113
159
228
227
01
02
03
04

Dividends per share
pence


17.8
17.8
18.3
18.8
01
02
03
04

Diluted earnings per share before exceptional items and goodwill amortisation
pence


14.8
22.1
33.0
33.9
01
02
03
04

Net debt
£ million


963
639
471
388
01
02
03
04

[1] Profit before tax, exceptional items and goodwill amortisation.


Sir David Lees
Chairman

Chairman's statement

Overview
In the year to 31 March 2004, the Group performed satisfactorily to produce a profit before tax, exceptional items and goodwill amortisation essentially unchanged from the prior year and up 2.2% at constant exchange rates.

This was against a background of significantly higher raw material prices in the second half-year, which particularly impacted Amylum, our European cereal sweetener and starch business. The Group achieved for the first time since 1996 its target of a 15% return on net operating assets. The balance sheet continues to strengthen and net debt, which to an extent benefited from exchange translation, reduced further to £388 million, its lowest level for at least ten years.

Results
Profit before tax, exceptional items and goodwill amortisation was £227 million (2003 – £228 million) with a stronger performance from Staley, including improvements in citric acid operations, and from Eastern Sugar, both of which were experiencing difficulties in the prior year. These were offset by weaker performances at Amylum and Redpath. Profit before tax after exceptional items and goodwill amortisation was £224 million (2003 – £187 million).

Diluted earnings per share before exceptional items and goodwill amortisation for the year to 31 March 2004 were 33.9p (2003 – 33.0p) and after exceptional items and goodwill amortisation were 32.6p (2003 – 27.7p). Net debt at 31 March 2004 was £388 million (2003 – £471 million). Interest cover improved further to 9.3 times (2003 – 7.6 times).

Dividend
The Board remains committed to a progressive dividend policy. It therefore proposes a total dividend for the year of 18.8p which is covered 1.8 times by earnings before exceptional items and goodwill amortisation. This is an increase of 0.5p (2.7%) over the prior year. The proposed final dividend of 13.2p will be due and payable on 4 August 2004 to all shareholders on the register at 9 July 2004.

Directors
Iain Ferguson joined the Board as Chief Executive on 1 May 2003. Stanley Musesengwa joined the Board as an executive director on 2 April 2003 and was appointed Chief Operating Officer on 1 May 2003.

With effect from 1 December 2003, Richard Delbridge, who joined the Board of Tate & Lyle in September 2000, was appointed as Senior Independent Non-Executive Director and David Fish and Evert Henkes were appointed as non-executive directors. Their extensive commercial knowledge and experience will further strengthen the Board.

Mary Jo Jacobi, who became a non-executive director of Tate & Lyle in October 1999, has decided not to stand for re-election at the Annual General Meeting on 29 July 2004. Keith Hopkins will also be retiring at the end of the Annual General Meeting having served on the Board for nine years. The Board would like to thank Mary Jo and Keith for their commitment and wise counsel which has been of considerable value to the Group.

Corporate Social Responsibility
We have a long record as a good corporate citizen and are committed to a policy of continuous improvement in applying sound safety, environmental and social standards in our dealings with all of our stakeholders. Pages 20 to 27 of this Report set out our policies and performance. It is pleasing to report that the Group Safety Index has improved by 14% to its lowest level since measurement began five years ago although there is no room for complacency whilst accidents occur. In March 2004, the Group was awarded the Gold Award for its 'Working with Newham' community initiative at the Food and Drink Federation Community Partnership Awards. The Group again successfully met the criteria for entry to FTSE4Good, the UK corporate social responsibility index.

Corporate Governance
Tate & Lyle has been at the forefront of good corporate governance practice for many years. Following the publication of the revised Combined Code in July 2003 the Board undertook a detailed review of its governance practices and, following the implementation of a number of relatively minor changes, Tate & Lyle is now substantially compliant with the new Code. Details of how the new Code is being or will be applied are contained on pages 32 to 37.

Strategy
Our strategy in recent years has been three pronged: to strengthen the financial base of the Group through improved focus; to continue as a high quality low cost producer; and to grow the value added and consumer branded product components of our business. We are financially better placed than we have been for some time to invest for growth and we shall do so mindful of the need to concentrate on our core competences.

Outlook
The overall result for this year is satisfactory, helped by a strong US business performance in local currency terms. In achieving this outturn we have overcome adverse exchange rate movements and substantially higher net raw material costs for wheat and corn in Europe in the latter part of the year. These cost increases were not fully recovered in the 2004 annual sales pricing round and therefore, as we indicated in January 2004, the 2005 financial year remains challenging for the Group.

The Group has made good progress in reducing costs, focusing the business and cutting debt. The balance sheet is stronger than it has been for several years. We are seeing increasing success from our value added growth strategy and the management team is harnessing our strengths in research and development and customer solutions to build leadership positions in our chosen markets. The recent announcement of the realignment of the sucralose business and the new joint venture with DuPont to produce Bio-3G from renewable resources are important steps towards achieving this goal.

Sir David Lees
Chairman
2 June 2004

Chief executive's review

Group Performance
The 2004 financial year saw a satisfactory performance overall in a challenging environment, despite the effects of exchange rate translation and rising raw material costs in the second half of the year. Group profit before tax, exceptional items and goodwill amortisation of £227 million was similar to the prior year (2003 – £228 million). Group profit before tax after exceptional items and goodwill amortisation was £224 million (2003 – £187 million).

Net debt has reduced to £388 million at 31 March 2004 from £471 million at 31 March 2003. The net debt to EBITDA (earnings before exceptional items and before interest, tax, depreciation and goodwill amortisation) multiple has improved from 1.4 times to 1.2 times and gearing (net borrowings as a percentage of net assets) has reduced from 45% to 38%.

Group Targets
The Group set itself a number of targets and has made further progress against most of these in the year to 31 March 2004.

- Our minimum target for interest cover has been exceeded with cover at 9.3 times.
- We have met our interim target for the overall Group Return on Net Operating Assets (RONOA) to be at least 15%. We achieved 15.1%, up from 14.2% in the year to 31 March 2003. Our secondary target remains for RONOA to reach 20%.
- We have grown the contribution of value added and consumer branded products as a percentage of Group profit before interest, exceptional items and goodwill amortisation to 54%, exceeding our target of 50%.
- We have successfully completed the delivery of benefits from the Amylum integration programme with gross benefits this financial year achieving our target of £50 million.
- All businesses have been set a target on both economic and environmental grounds to reduce energy consumption on a per unit basis by 3% per year. Overall, in the 2003 calendar year, the Group narrowly failed to achieve the target, with an actual reduction of 2.3%.

Decisive management action has seen the citric acid product line return to profit. The closure of our Mexican plant and the conversion of part of our UK plant to astaxanthin together with competitors' actions on capacity resulted in a better balance of supply and demand. As a consequence, we achieved selling price increases in our 2004 contracts.

Decisive management action has seen the citric acid product line return to profit

Performance of Main Businesses
Staley performed better than expected. Food ingredients and industrial starches improved from higher volumes and increased gross margins. The contribution from value added products reached the highest level yet recorded. Sweetener margins were flat. Ethanol margins were higher than in the previous year. Partially offsetting these gains, costs were higher and the weak dollar reduced earnings on translation.

During the 2004 pricing round and subsequently, corn prices have been volatile and have generally increased. In the 2004 calendar year, we succeeded in recovering the increase in net corn costs but, if current prices persist, we will require a significant uplift in 2005 selling prices to maintain margins, despite the mitigating impact of better by-product prices.

Higher raw material prices and increased processing costs at Amylum, caused by the high protein content of the wheat, in the second half-year offset the good performance in the first half. Sweetener volumes increased and growth in the value added product range was achieved, but starch volumes were flat. As a result of a drought in the summer of 2003, both wheat and corn prices peaked in December 2003 with increases of over 40%. Amylum was unable to recover all of this cost increase from customers in the 2004 calendar pricing round and therefore gross margins in the 2005 financial year will be lower. This was exacerbated by weaker prices for the by-product, vital wheat gluten.

The results from Amylum are below the Group's average and our return on investment in this division is unacceptable for the long term. We are undertaking a review of all aspects of Amylum's activities. Preliminary findings show that the current operations of the business are fundamentally viable but that opportunities exist for selective investment to optimise production and improve returns. A leading position in sweeteners provides an excellent platform from which to grow value added products.

Iain Ferguson
Chief Executive



Eststarch, Amylum's joint venture operations in Central and Eastern Europe, also saw raw material prices increase due to the drought. Overall results were lower than the strong performance of 2003.

The three-year Amylum integration programme achieved the target of £50 million annual benefits and costs, at a total of £30 million, were well below the £50 million indicated at the start of the programme.

Profits in our European Union (EU) sugar operations were better than the prior year and these businesses again provided strong cash flow. There has been no news or greater clarity on progress on the renewal of the sugar regime (due on 1 July 2006) since the announcement of our interim results in November 2003. Our expectation remains that structural change is likely to be spread over a long time frame: evolution rather than revolution.

Redpath in Canada performed well albeit, as expected, below 2003 which was an exceptional year.

Performance of Other Businesses

Eastern Sugar, our European sugar beet business, continued to be impacted by the collapse of the sugar regime in the Czech Republic and remained loss making, although at a lower level than in the prior year.

No resolution has been achieved in the North American Free Trade Agreement dispute on access for high fructose corn syrup (HFCS) into Mexico and the Mexican tax on drinks containing HFCS remains in place. As a consequence, our starch business, Almex, made a lower profit than in the comparative period, whilst our sugar operation, Occidente, achieved increased profits as a result of better selling prices.

Nghe An Tate & Lyle, our cane sugar factory in Vietnam, operated well with higher volumes more than offsetting weaker selling prices. As expected, profits from sugar trading have reduced following the strong performance in 2003.

The contribution from sucralose was higher than had been expected as a result of the realignment of the sucralose business with McNeil Nutritionals (a division of McNeil-PPC, Inc., a Johnson & Johnson company) completed in April 2004 and detailed below. The 2004 results include a total of £9 million (US$15 million) in respect of licence fees. This is because recognition of the final instalment of £3 million (US$5 million) has been brought forward from the 2005 year. In the year to 31 March 2005 the results for the sucralose business will be reported in the Americas segment.

as previously announced, significant one-off costs in the first year of operation. Even after these costs, we expect the return on this investment to exceed the Group's cost of capital in the year to March 2005.

We look forward to offering this impressive product alongside our existing range of food ingredients and sweeteners, improving the depth of our product coverage and positioning us uniquely to meet our ingredient customers' growing formulation needs.

The recent sucralose realignment and the new joint venture with DuPont clearly illustrate the opportunities that are open to us to extend the value added component of our business and create value for shareholders

Sucralose Realignment

Growing the contribution from value added and consumer branded products is a key element of our strategy and the sucralose ingredients business will be a major contributor. Sucralose is an exciting growth opportunity, ideally placed to meet consumer demands for reduced calorie options in many categories including soft drinks, dairy and confectionery.

The total cash cost including capitalised expenses on the sucralose realignment of US$137 million (£74 million) remains subject to working capital adjustments. Payment occurred after the March 2004 year-end. The pro forma profit before tax for the year to December 2003 was US$33 million (£17 million) but we expect,

Safety

Tate & Lyle is committed to providing safe and healthy conditions for its employees and visitors. Our target is continuous improvement to reduce recordable injury and lost time accident rates to zero in every plant.

We measure and report our safety performance in calendar years and, for 2003, 70% of reporting locations improved or equalled their 2002 safety performance. The Group Safety Index improved by 14% (to its lowest level since we began recording) and the Recordable Injury Rate (injury requiring treatment beyond first aid) improved by 7%.

Whilst these trends are encouraging, I am sorry to report that a fatal accident involving a contractor occurred at our Thames refinery in the UK on 2 March 2004 (and is not included in the above statistics which are for the calendar year 2003). This is a stark reminder to us all that, even in the most safety conscious environment, serious incidents can still occur and safety remains a daily concern.

Obesity and Health

The obesity and health issue is of major concern to us all. Tate & Lyle is committed to working together with our partners across the food chain to ensure that people have the knowledge, information and the range of foods they need to make choices that maintain a healthy lifestyle. If we ignore or shirk this challenge we will lose the trust of our consumers.

Tate & Lyle is participating in a range of initiatives to address these issues at an employee, community and industry level. In addition, we already have many products that are helping broaden the range of foods our customers offer. These include not just sucralose, a no calorie sweetener, but, for example, a range of fat replacing ingredients that are helping our customers provide their customers with new choices.

Community Involvement

Tate & Lyle's long-running community programme involves partnering with other organisations to deliver on a shared objective: to help establish strong, safe and healthy communities by investing time and resources into focused projects that directly address local needs. For example, in 2003, over two thousand primary school children took part in a safety scheme at our Thames refinery, run in conjunction with the Metropolitan Police.

Many of these partnerships have been successfully operating for a number of years and continue to gain enthusiastic support from employees. Besides being good corporate behaviour, this programme also improves relationships with our employees, both by enhancing their own local community and by making Tate & Lyle a company for which they are proud to work.

The community involvement policy is reviewed annually by the Board. The programmes are managed locally.

Conclusion

In my first full year with the Group I have been encouraged to find a significant range of opportunities available to our business and in our industry generally. I have also been impressed with the technical ability of our employees and their enthusiasm to accelerate the drive for efficiency and growth. The recent sucralose realignment and the new joint venture with DuPont clearly illustrate the opportunities that are open to us to extend the value added component of our business and create value for shareholders.

The Group has the inherent strengths of being efficient, low cost, cash generative and safety conscious. We also have issues to address, such as those we face in Amylum this year, but have both the commitment and the resources to tackle and resolve them, as we have demonstrated in our citric acid business. We have already indicated that the 2005 financial year will be challenging for Amylum. Given a return to normal weather and harvest patterns, this should only have a short term impact on our overall growth objectives.

I am certain that we have a sound platform from which to build a prosperous future.

Iain Ferguson
Chief Executive
2 June 2004


Stuart Strathdee
Corporate Development Director
Simon Gifford
Group Finance Director
Stanley Musesengwa
Chief Operating Officer

Operating and financial review

Summary of Financial Results
Total sales of £3,167 million were in line with last year. Exchange rate translation and discontinued businesses reduced sales by £172 million.

Profit before interest, tax, exceptional items and goodwill amortisation reduced by 1% from £254 million to £251 million, due mainly to the exchange impact of the weaker US dollar. Profit before interest and tax after net exceptional items of £nil million (2003 – charge of £33 million) and the goodwill amortisation charge of £8 million (2003 – £8 million) was £243 million, compared with £213 million in the year to 31 March 2003.

Interest costs, before exceptional credits of £5 million (2003 – £nil), reduced from £26 million to £24 million. Interest cover improved from 7.6 times to 9.3 times.

Profit before tax, exceptional items and goodwill amortisation was £227 million, £1 million below prior year profit of £228 million, which included £11 million of unusual income, (£3 million operating profit and £8 million interest). Profit before tax, exceptional items and goodwill amortisation at constant exchange rates increased by 2.2%, after adjusting for the £6 million adverse impact of exchange translation. Profit before tax, after exceptional items and goodwill amortisation was £224 million compared with £187 million in the year to 31 March 2003.

Diluted earnings per share before exceptional items and goodwill amortisation for the year to 31 March 2004 were 33.9p (2003 – 33.0p). Diluted earnings per share after exceptional items and goodwill amortisation were 32.6p (2003 – 27.7p).

The Board is recommending a 0.4p per share increase in the final dividend to bring the total dividend for the year to 18.8p per share. The proposed dividend is covered 1.8 times by earnings before exceptional items and goodwill amortisation, in line with the previous year. Earnings after exceptional items and goodwill amortisation covered the dividend 1.7 times (2003 – 1.5 times).

Net debt reduced by £83 million from £471 million to £388 million, with £49 million of this reduction being due to exchange translation.

Exceptional Items and Goodwill Amortisation
Exceptional items totalled a net credit of £5 million. £11 million of this credit relates to a refund of duty, of which £5 million is included within interest. A number of items offset each other in respect of the US sugar companies, Domino Sugar and Western Sugar, which were sold in prior years. Relating to Domino, we received a final earn-out under the deferred consideration agreement and early repayment of the loan note which was in excess of book value. These items were offset by movements on provisions and payments for claims under clauses in the sale agreement. We also received a scheduled repayment of principal relating to the Western loan note.

We recorded a £3 million charge in respect of the closure of the Mexican citric acid business. The anticipated closure of a small molasses business resulted in a provision for loss on termination. This item, together with the loss on disposal of other businesses, resulted in a charge of £3 million.

Amortisation of capitalised goodwill totalled £8 million in the year (2003 – £8 million).

Segmental Analysis of Profit Before Interest
The following paragraphs refer to profit before interest, tax and exceptional items but after the amortisation of capitalised goodwill. Exchange rate translation reduced Group profit before interest by £7 million.

Sweeteners & Starches – Americas: continuing activities
Profits before exceptional items and interest fell by £8 million to £127 million. Exchange rate translation reduced profits by £9 million.

Staley
Staley's cereal sweetener and starch business continued to provide good growth against a backdrop of challenging market conditions. The contribution from all major product lines was in line with or above the prior year. Growth was, once again, led by sales of higher value added food ingredients. Significantly higher corn prices were more than offset by improved by-product sales and an overall increase in selling prices.

Food ingredients benefited from recent market trends and from our increasing focus on providing product development solutions to our customers. Industrial products generated strong results despite the US paper market declining by almost 2%. Sales of industrial starches in the speciality markets increased in the year. Results for food ingredients and industrial products were also enhanced by further development of global export sales initiatives with Amylum.

The US sweetener market continues to reflect increased consumption of bottled water, as well as diet soft drinks, at the expense of nutritively-sweetened carbonated beverages. Improved pricing enabled sweetener gross margins to remain steady. The contribution from ethanol was higher as a result of increased selling prices, which reflected higher gasoline prices. Demand for ethanol continues to increase due to the banning of methyl tertiary butyl ether (MTBE) in several states.

Manufacturing operations achieved improved production throughput, but cost efficiencies were hindered by increased natural gas prices and higher maintenance expense. The impact of higher energy prices continued to be mitigated through our Group-wide conservation programme.

Our bio-gum semi works facility remains on schedule for commissioning in July 2004. A new agglomerated dextrose plant was commissioned in Decatur, Illinois, during March 2004. The DuPont Tate & Lyle BioProducts LLP joint venture has been formed to produce Bio-3G from renewable sources, such as corn, from a new plant due to be commissioned in the first half of calendar year 2006.



Mike Barder, Allen Zavela, Doug Gooch, Greg Wenndt, Steve Adkins and Eddie Garland, the Tate & Lyle pilot plant team.

Renewable Ingredients

New markets are good for all: Tate & Lyle and DuPont have pioneered an economic way of turning renewable crops into high quality fabrics, replacing oil-based alternatives. DuPont has already made Sorona™ using ingredient fermented from maize syrup by our pilot plant in Illinois, USA. Together we are now building a commercial plant in Tennessee, due on-stream in 2006. At full capacity, this plant will produce polymer ingredient that would have required 92 million litres (20 million gallons) of oil the old way – good for us, and good for the environment.



Turning maize into high quality, environmentally friendly Sorona™, useful for clothes, upholstery and carpets.

At Almex, our joint venture in Mexico, high fructose corn syrup (HFCS) volumes fell compared to 2003, as the tax on beverages containing HFCS remains in place. Profits were below the prior year. Manufacturing efficiencies were realised, more than offsetting higher natural gas prices. Access into Mexico for US HFCS under the North American Free Trade Agreement remains unresolved between the Mexican and US governments.

The global citric acid market achieved a better supply-demand balance during the year. Increased market demand and industry rationalisation by ourselves and competitors during fiscal 2004, coupled with significantly higher raw material prices in China, combined to reverse the historic decline in citric acid selling prices. This progress, along with continued cost reduction improvements, produced results for the citric acid businesses above both the prior year and internal expectations. We expect further progress in profit to be made in the year to 31 March 2005.

Our joint venture facility to produce Aquasta™, a natural source of astaxanthin which acts as a nutrient and pigment for farm-raised fish, is being commissioned. Market acceptance of Aquasta™ has been excellent with contracted volumes exceeding expectations.

North American Sugar

Redpath, in Canada, performed in line with our expectations, albeit significantly below the exceptional level of last year. Higher world freight rates and increased energy prices reduced profits, although these impacts were partially mitigated by higher sales volumes. The reduction in the world price of raw sugar resulted in a stockholding loss of £2 million compared with a £2 million gain in the previous year. In August 2003, the Toronto refinery moved to continuous operation, resulting in a significant increase in annual capacity.

Our blending and packaging operation in Niagara performed strongly, with selling prices and volumes up compared to last year.

Occidente, our joint venture cane sugar business in Mexico, enjoyed a year of record production from the campaign that ended in June 2003, as technical performance of all three mills continued to improve. The tax on beverages containing HFCS helped to drive average selling prices significantly above last year, although volumes were marginally lower. The prospects for the coming year remain good.

Sweeteners & Starches – Europe

Profit before exceptional items and interest increased by 4%, from £107 million to £111 million. Exchange rate translation increased profits by £4 million.

Amylum

Amylum, our European cereal sweetener and starch business, reported lower profits chiefly due, in the latter part of the year, to higher raw material costs and processing costs caused by the high protein content of the wheat crop. The dry growing season and exceptionally hot summer in Europe reduced European Union (EU) wheat production by 13% and EU maize production by 26%. Cereal prices increased sharply in the summer and again later in the year when anticipated demand from China put further pressure on world stock levels.

The wheat crop also had an exceptionally high protein content. This is extracted and sold as the most valuable by-product in the form of vital wheat gluten, and the revenue from by-products has an important impact on the net raw material cost. Vital wheat gluten is used primarily as a protein supplement by bakers. Prices for protein supplements trended lower in the second half of the year with demand from EU bakers reduced because of the higher protein content in their flour. Export volumes to the US benefited from higher demand because of dietary trends, although export selling prices were reduced by the weak US dollar.

Despite significant selling price increases, Amylum was unable to absorb the additional raw material cost in full during the 2004 annual calendar pricing round. Raw material prices have reduced from their peak, but until the outcome of current harvests is known, there remains uncertainty over cereal pricing for the second half of the year to 31 March 2005. We continue to expect lower gross margins in 2005. Sweetener volumes improved and overall starch volumes were flat, although there was good growth in the value added range. Export sales were under pressure from the strong euro in many markets.

Orsan France, the monosodium glutamate (MSG) producer that was sold on 31 July 2003, made a loss of £1 million on sales of £13 million in the period up to disposal. Capital expenditure of £3 million was required to separate the starch factory from the MSG operations which had previously been integrated.

The Eaststarch joint ventures in Central and Eastern Europe contributed less profit than the prior year. Sales prices and volumes were broadly in line with the comparative period, although all businesses suffered higher raw material prices because of the lower maize harvest in Europe. The weaker US dollar reduced the value of exports and encouraged imports. Slovakia and Hungary, where two of the businesses are located, joined the EU in the first wave of accession in May 2004. A capital project to produce higher-margin maltodextrins in Slovakia was successfully commissioned. The alcohol joint venture in France benefited from a major increase in capacity, although it also suffered from new crop higher raw material costs.

Benefits from the integration programme at Amylum and other Group operations achieved the target of £50 million annual savings at the end of the three-year project. The £30 million cost of achieving these savings compared with the original target for total costs not to exceed £50 million.

Tate & Lyle European Cane Sugar

The UK and Portuguese sugar businesses generated profits slightly above the prior year. The UK operations benefited from the impact of the stronger euro. Lower direct labour costs in the year were partially offset by an increase in expense for the main UK pension scheme following an actuarial valuation at 31 March 2003. IT costs were lower than the prior year which included costs associated with the termination of an outsourcing contract.

Capital expenditure was below depreciation with the businesses contributing strong cash flow to the Group.

Lyle's Golden Syrup celebrates its 100th year in 2004, and an increasing focus on franchising and export opportunities led to our highest ever syrup sales during the year.

Proposals to replace the current EU sugar regime in 2006 are no nearer clarification.

Eastern Sugar

The Eastern Sugar Group, our European beet sugar joint venture, operates in Hungary, Slovakia and the Czech Republic, which all acceded to the EU on 1 May 2004. While the Group reported operating losses in the year, the losses were significantly below the prior year.

The Czech Republic business continued to sustain operating losses throughout the year. The Czech constitutional court ruled in November 2002 that the sugar market regulation was not valid and this led to a price war and a collapse in domestic selling prices. Despite the government introducing a new regulation during 2003, stability was not re-established during the year. The profitability of this business is expected to be restored once the domestic market aligns with the EU sugar regime.

The Slovakian business generated higher profits than last year due to firm pricing during 2004. Profits in Hungary were lower due to the impact of increased imports on the domestic selling price.

Sweeteners & Starches – Rest of the World

Profit before exceptional items and interest decreased by £3 million to £8 million. Exchange rate translation reduced profits by £1 million.

The profits from sugar trading were somewhat below the exceptionally strong profits recognised in 2003. Lower margins in Brazil returned profits to more normal levels. Profits on sales from Thailand were higher as a result of a shortage of Thai raw sugar which increased margins.

Asian Sugar Businesses

Nghe An Tate & Lyle, the Group's cane sugar business in Vietnam, confirmed its position as the country's number one sugar producer with a record output of 140,000 tonnes in fiscal 2004. This is 46% above the previous year's record and represents 11% of total Vietnamese sugar production.

A domestic sugar surplus in the previous season depressed sales prices until the end of calendar year 2003 but the market regained equilibrium in early 2004. Consequently, sugar prices have increased and prospects for the coming year remain healthy.

Animal Feed and Bulk Storage: continuing activities

Profits before exceptional items and interest on continuing activities increased by £2 million to £6 million. Exchange translation reduced profit by £1 million.

Strong demand in European animal feeds markets, coupled with operational improvements in the supply chain, led to higher margins in this segment. A focus on international industrial markets also saw volumes increase during the year. Higher EU tariffs and increased world freight rates depressed profits within the molasses trading business.

Other Businesses and Activities: continuing activities

Net costs in this segment, which includes head office activities, reduced by £1 million. Exchange translation had no impact on profits.

Tate & Lyle Sucralose

The worldwide growth in sales of sucralose, the no calorie sweetener made from sugar, continued in the year. More than 3,500 products are now sweetened with sucralose and growth prospects remain strong.

Following the completion of an amendment to the Sweeteners Directive, sucralose is now approved for use throughout the EU. Member countries are currently in the process of amending their national legislation to harmonise with the Directive and this will be completed by January 2005.

Under the Global Alliance Agreement with McNeil Nutritionals (a division of McNeil-PPC, Inc., a Johnson & Johnson company), in place throughout the year, a £9 million (US$15 million) licence fee was recognised in 2004, compared with £6 million (US$10 million) in the comparative period. The 2004 fee included the last tranche of £3 million (US$5 million) originally expected to be recognised in fiscal 2005.

Following the strategic realignment of its agreements with McNeil Nutritionals, completed in April 2004, Tate & Lyle is now responsible for the worldwide ingredient sales of SPLENDA® Sucralose* to food and beverage manufacturers. McNeil Nutritionals continues to market SPLENDA® No Calorie Sweetener to consumers. At its sucralose manufacturing plant in Alabama, USA, Tate & Lyle is the sole manufacturer of sucralose globally and is the exclusive supplier of sucralose to McNeil Nutritionals.

Tate & Lyle Sucralose is now well positioned to maximise the global growth of the sucralose ingredient business. The integration of this business is proceeding as planned.

** SPLENDA® is a trademark of McNeil-PPC, Inc.*



Iain Ferguson (left) Chief Executive, Tate & Lyle and Brian Perkins (right) Worldwide Chairman of Consumer Pharmaceuticals & Nutritionals Group, Johnson & Johnson, signing the latest partnership agreement.

Developing Partnerships

Sustaining relationships: Tate & Lyle and McNeil Nutritionals (a division of McNeil-PPC, Inc., a Johnson & Johnson company) have been partners for 24 years. Since April 2004, Tate & Lyle has become sole manufacturer of sucralose and responsible for worldwide ingredient sales. SPLENDA® Sucralose is made from sugar and tastes like sugar, but has no calories. Demand is rising, and Ocean Spray Light is just one of over 3,500 products that now uses SPLENDA® Sucralose.


Light

Ocean Spray Light, the leading cranberry juice, uses SPLENDA® Sucralose to make a low-calorie, refreshing drink.



Left to right Liz McColm, Area Manager – Crystallisation and Central Control Room, Steve Deans Snr, Raw Sugar Operator and Keith Sinclair, Health & Safety Manager on site at our London sugar refinery.

Consistent Portfolio

Understanding quality: Product quality is our customers' top criterion for choosing Tate & Lyle – whether for value added or high volume products. To take quality to a new standard, the team at our refinery in London have introduced a programme, Customer-Driven Quality (CDQ). Tate & Lyle people at all levels visit customers' manufacturing facilities to meet their counterparts who receive our products. Everyone agrees that these visits are helping us understand our customers' requirements better, which then translates into higher quality products.



Bottling plant in London for which we've improved the quality of our syrup ingredients thanks to the CDQ programme.

Tate & Lyle Reinsurance
The Group's Bermuda-based captive reinsurance company built on the return to profitability in 2003 with a small increase in underwriting profits. The profit for the year under review derived primarily from the retention of risks attributable to Group businesses. The company continues the process of running-off existing third party liabilities, of which approximately half have now been commuted or settled. A small underwriting profit was reported in the year from these third party activities.

The Group continues to believe it can minimise the effect of higher insurance costs as well as provide price and coverage stability to Group businesses by retaining risk and premium in its own reinsurance company.

Discontinued Activities
There were no activities classified as discontinued during the year. In the comparative period, Western Sugar contributed a profit of £1 million prior to its disposal in April 2002, while the US and Canadian molasses and third party liquid storage businesses made a loss of £2 million prior to their disposal in March 2003.

Interest, Tax and Dividend
Interest
The net Group interest charge before exceptional items was £24 million compared with £26 million in the year to 31 March 2003. Interest income included £6 million from the loan notes issued to the purchasers of Domino and Western.

The average net debt of Tate & Lyle PLC and its subsidiaries was £451 million, a reduction of £79 million on £530 million in the previous year. The interest rate for subsidiaries in the year when measured against average net debt was 5.1% (2003 – 5.5%). Interest cover based on profit before interest, tax, exceptional items and goodwill amortisation of Tate & Lyle PLC and its subsidiaries improved from 7.6 times to 9.3 times.

Profit before tax
Profit before tax but after exceptional items and goodwill amortisation was £224 million, compared with £187 million in the prior year. Exchange rate movements reduced profit before tax by £6 million.

Taxation
The Group taxation charge was £69 million (2003 – £57 million). The effective rate of tax, on profit before exceptional items and goodwill amortisation, was 29.0% (2003 – 30.7%).

Dividend
A final dividend of 13.2p will be recommended as an ordinary dividend to be paid on 4 August 2004 to shareholders on the register on 9 July 2004.
This represents an increase of 0.4p per share. An increased interim dividend of 5.6p (2003 – 5.5p) was paid on 13 January 2004. Earnings before exceptional items and goodwill amortisation covered the proposed total dividend 1.8 times.

Disposals
We received £63 million proceeds from the disposal of businesses and assets during the year to 31 March 2004, compared with £60 million in the previous year.

We completed the sale of Orsan France, the MSG business, at the end of July. Having recognised an anticipated loss on disposal of £12 million last year, there was no further adjustment in the year under review.

The sale of Domino, the US cane sugar refiner, was completed in November 2001. Under the terms of an earn-out clause in the sale agreement, we received deferred proceeds. A payment was made in order to settle a claim from the buyer under the representations and warranties given by the Group in the disposal agreement. These netted to proceeds of £39 million.

We also received an accelerated payment in full settlement of the Domino loan notes issued as part of the consideration and a scheduled repayment of loan note principal in the year from the purchasers of Western. These, together with proceeds from the disposal of minor investments, totalled £22 million.

Proceeds from the sale of other tangible fixed assets totalled £2 million.

Retirement Benefits
The charge for retirement benefits, calculated under SSAP24, was £30 million, an increase of £6 million over the prior year. The charge for the US schemes was £5 million higher than the previous year. The charge for the main UK scheme increased by £1 million following the actuarial valuation at 31 March 2003. This valuation identified a deficit of £13 million under SSAP24. We are funding this deficit and future costs of the scheme over five years. During the year, regular cash contributions of £8 million were supplemented by additional contributions of £9 million.

SSAP24 spreads pension surpluses and deficits over the service lives of employees. Under SSAP24 the net pension asset of £9 million at 31 March 2003 increased by £2 million to a net asset of £11 million, and the US healthcare provision reduced by £17 million to £101 million.

Under FRS17 the current service cost charged against profit each year is calculated using corporate bond yields, and any change in yields generates volatility in the pensions charge. The use of market values in the balance sheet is likely to give rise to volatile changes in the amounts reported as pension assets and liabilities.

If the accounts had been prepared under FRS17, the net position for all Group defined benefit pension schemes at 31 March 2004 would have been a deficit of £150 million. This is £46 million lower than the deficit of £196 million that would have been recorded under FRS17 at 31 March 2003, and an improvement of £44 million from the deficit of £194 million at 30 September 2003. The potential US healthcare liability would have reduced from £104 million at 31 March 2003 and £101 million at 30 September 2003 to £81 million at 31 March 2004.

After taking account of deferred tax, the Group's net assets at 31 March 2004 would have reduced by £98 million from £1,016 million under SSAP24 to £918 million if the financial statements had been prepared under FRS17.

Profit before interest would have increased by £10 million, compared with a £5 million increase in the previous year, and the net interest charge would have increased by £10 million, compared with a £4 million increase in the previous year.

The total charge to profit under FRS17 would have been £30 million, in line with the charge under SSAP24.

International Financial Reporting Standards

In line with EU regulations, the Group will adopt international financial reporting standards (IFRS) as the basis upon which it will report its financial statements in the year ending 31 March 2006.

The Group is currently executing a detailed implementation project designed to effect an orderly transition from UK accounting standards. This project involves: identifying and implementing changes to reporting processes and systems; reviewing accounting policies to ensure compliance with IFRS; and presenting financial information in a manner consistent with the detailed disclosure requirements of IFRS. This project is progressing satisfactorily. Following the first phase of the implementation project, the most significant areas of difference between current UK GAAP and current international standards for the Group have been identified, as detailed below.

Financial instruments

The international standards, IAS32 and IAS39, set out strict criteria for achieving hedge accounting in the area of financial instruments. Failure to achieve hedge accounting for a significant proportion of the Group's foreign exchange, interest rate management and commodity hedging activities could lead to increased volatility of both earnings and net assets.

Business combinations

On acquisitions completed after 26 September 1998, the Group has capitalised goodwill and is currently amortising this to the profit and loss account over its useful economic life. The new international standard, IFRS3, does not permit the amortisation of goodwill, but requires it to be tested annually for impairment.

Retirement benefits

The Group currently accounts for retirement benefits in accordance with SSAP24, which requires that the expected cost of providing defined benefit pension and post-retirement healthcare schemes be charged to the profit and loss account so as to accrue the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme.

The Group has adopted the transitional disclosure requirements of FRS17 'Retirement Benefits', which was introduced in November 2000 to replace SSAP24. FRS17 differs from SSAP24 principally with regard to the choice of assumptions and in that differences between the market value of assets and liabilities of the retirement benefit schemes are recognised immediately in the balance sheet, whereas they are recognised on a smoothed basis through the profit and loss account under SSAP24.

The current international retirement benefits standard, IAS19, requires past service cost and interest cost to be recognised in the profit and loss account on a similar basis to FRS17. However, actuarial gains and losses that are recognised immediately in the Statement of Total Recognised Gains and Losses (STRGL) under FRS17 are instead recognised in the profit and loss account under IAS19, usually over the average remaining service lives of employees. The decision, announced by the IASB in December 2003, to allow companies the option of immediately recognising actuarial gains and losses through annual adjustments to equity will align accounting treatment more closely to the requirements of FRS17. The impact of accounting for the Group's retirement benefit schemes in accordance with FRS17 is set out in the notes to the financial statements.

Adoption of IAS19 is expected to impact both the profile of expense recognised in the profit and loss account in respect of retirement benefits, and reported net assets in the Group balance sheet.

Deferred tax

The international standard relating to deferred tax, IAS12, uses a fundamentally different basis for calculating deferred tax. IAS12 also prohibits discounting of deferred tax, currently performed by the Group as permitted by FRS19. This is expected to impact both the profile of taxation expense recognised in the profit and loss account, and reported net assets of the Group.

Share-based payments

The international standard, IFRS2, requires companies to measure the fair value of share-based compensation schemes and expense over the life of the scheme. This is expected to reduce reported earnings.

Intangible assets

IAS38 requires the capitalisation of certain expenditure relating to development costs, which the Group currently expenses as incurred. This is expected to lead to an increase in equity on initial adoption due to an increase in capitalised costs. On an ongoing basis, impact on earnings is expected to be modest.

Cash Flow and Balance Sheet

Cash flow and debt

Operating cash flow totalled £289 million compared with £323 million in the previous year. There was an operating working capital outflow of £31 million (2003 – £6 million outflow). Contributions to the Group's pension funds, both regular and supplementary, reduced from £61 million in the previous year to £34 million. A net £115 million (2003 – £97 million) was paid to providers of finance as dividends and interest. Net taxation paid increased from £7 million, which included a number of refunds, to £74 million, reflecting higher payments in the UK and North America.

Plant replacement, improvement and expansion expenditure of £118 million was above depreciation of £106 million. Investment expenditure was £26 million, being primarily an investment of £15 million in the astaxanthin joint venture and an injection of funds into the Tate & Lyle Employee Benefit Trust which purchases shares to satisfy options granted under the Executive Share Option Scheme. Disposals of fixed assets and businesses generated cash of £63 million. Exchange translation, and other non-cash movements, reduced net debt by £64 million.

The Group's net borrowings fell from £471 million to £388 million.

The ratio of net borrowings to earnings before exceptional items and before interest, tax, depreciation and goodwill amortisation (EBITDA) improved from 1.4 times to 1.2 times and the gearing ratio reduced to 38% at 31 March 2004 (2003 – 45%). During the year net debt peaked at £498 million in April 2003 (April 2002 during the year ended 31 March 2003 – £605 million).



Els Pessemier, Group R&D Laboratory Technician in our Aalst technology centre.

Distinctive Solutions

Good science, good food: Our ingredients help many major brands create wide ranges of foods enjoyed by millions around the world, from low-fat, low-carb, low-calorie options to more traditional recipes. Using their in-depth understanding of the technology behind the ingredients, Tate & Lyle teams in Decatur, Illinois, USA and Aalst, Belgium, offer insight and support to our customers, bringing good science to bear in making good food that meets the changing demands of consumers.



People from all walks of life enjoy a balanced diet comprising products we make.

Funding and liquidity management

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including capital markets and bank borrowings.

In order to ensure maximum flexibility in meeting changing business needs the Group seeks to maintain access to a wide range of funding sources. Capital markets borrowings include the €300 million 5.75% bond maturing in 2006, the €150 million Floating Rate Note maturing in 2007 and the £200 million 6.5% bond maturing in 2012. At 31 March 2004 the Group's long-term credit ratings from Moody's and Standard and Poor's were Baa2 and BBB respectively.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper and other short-term money market borrowing for the foreseeable future. The Group has committed bank facilities of US$510 million which mature in 2008 with a core of highly rated banks. These facilities are unsecured and contain common financial covenants for Tate & Lyle PLC and its subsidiary companies that the interest cover ratio should not be less than 2.5 times and the ratio of net debt to EBITDA should not be greater than four times. The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within covenanted restrictions at all times.

The majority of the Group's borrowings are raised through the Group treasury company and are then on-lent to the business units on an arm's-length basis.

The Group manages its exposure to liquidity risk by ensuring a diversity of funding sources and debt maturities. Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 30% of gross debt matures within 12 months and at least 50% has a maturity of more than two and a half years. At the end of the year, after subtracting total undrawn committed facilities, there was no debt maturing within 12 months and all debt had a maturity of two and a half years or more (2003 – 0% and 100%). The average maturity of the Group's gross debt was 4.9 years (2003 – 5.4 years).

At the year-end the Group held cash and current asset investments of £154 million (2003 – £172 million) and had undrawn committed facilities of £277 million (2003 – £348 million). These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment and seasonal working capital needs foreseen for at least a year into the future at any one time.

Funding not treated as debt

In respect of all financing transactions, the Group seeks to optimise its financing costs. The following items are not included in net debt under UK accounting conventions.

At Amylum, the Group receives cash from selling amounts receivable from customers. The facility allows the sale of up to US$85 million (£46 million) of receivables, and was fully utilised at both 31 March 2004 and 31 March 2003. Where financially beneficial, operating leases are undertaken in preference to purchasing assets. Commitments under operating leases to pay rentals in future years totalled £180 million (2003 – £209 million) and related primarily to railcar leases in the USA.

Net debt of joint ventures and associates totalling £66 million at 31 March 2004 (2003 – £60 million) is not consolidated in the Group balance sheet. After counter indemnities, £22 million of this debt was subject to recourse to the Group. Tate & Lyle's share of net debt of joint ventures and associates totalled £32 million.

Control and Governance

Management of financial risk

The main financial risks faced by the Group are liquidity risk, interest rate risk, currency risk and certain commodity price risks. Tate & Lyle also faces risks which are non-financial or non-quantifiable, for example country and credit risk.

The Board of Tate & Lyle PLC regularly reviews these risks and approves written policies covering the use of financial instruments to manage these risks and sets overall risk limits. All the Group's material financial instruments are categorised as being held either for trading or risk management. Trading of financial instruments within the Group is severely limited, confined only to tightly controlled areas within the sugar and maize pricing operations. The derivative financial instruments approved by the Board to manage financial risks include swaps, both interest rate and currency, swaptions, caps, forward rate agreements, financial and commodity forward contracts and options, and commodity futures.

A review of the risk management framework in place at Head Office and at a major operating unit was initiated during the year. The enhanced risk management framework being developed will be rolled-out to the Group's major businesses during the year ending 31 March 2005.

Control and direction of treasury

Tate & Lyle's group treasury function operates within a framework of clearly defined Board approved policies and procedures setting out permissible funding and hedging instruments, exposure limits and a system of authorities for the approval of transactions. Most of the Group's financing, interest rate and foreign exchange risks and other treasury activities are managed through a central treasury company, Tate & Lyle International Finance PLC, whose operations are controlled by its Board. The treasury company is chaired by the Group Finance Director.

Group interest rate and currency exposures are concentrated either in the treasury company or in appropriate holding companies through market-related transactions with Group subsidiaries. These acquired positions are managed by the treasury company within its authorised limits.

Interest rates

The exposure to fluctuating interest rates is managed by fixing or capping portions of debt using interest rate derivatives to achieve a target level of fixed/floating rate net debt which aims to optimise net interest costs and reduce volatility in reported earnings. The Group's policy is that between 30% and 75% of Group net debt is fixed or capped (excluding out-of-the-money caps) for more than one year and that no interest rate fixings are undertaken for more than 12 years. At the year-end the longest term of any fixed rate debt held by the Group was until June 2012.

The proportion of net debt which was fixed or capped for more than one year at the year end was 50% (2003 – 49%), excluding £117 million of out-of-the-money interest rate options capping euro rates at 5.0%.

If the interest rates applicable to the Group's floating rate debt rise from the levels at the end of March 2004 by an average of 1% over the year to March 2005, this would reduce Group profit before tax by approximately £2 million.

Foreign currency

The Group has transactional foreign currency exposures arising from sales and purchases by subsidiaries in currencies other than their functional currencies.

The Group's foreign currency exposure management policy requires subsidiaries to hedge transactional currency exposures against their functional currency once they are known mainly through the use of forward foreign exchange contracts.

The Group's accounting policy is to translate profits of overseas companies using average exchange rates. It is the Group's policy not to hedge exposures arising from profit translation.

The Group has significant investment in overseas operations, particularly in the Americas and Europe. Movements in exchange rates between balance sheet dates can affect the sterling value of the Group's consolidated balance sheet. The currency profile of net debt is managed to mitigate the effect of these transactional exposures arising on the Group's net investment in overseas operations. This is achieved by borrowing in currencies, where practicable and cost effective, which provides a match for the Group's foreign currency assets and which can be serviced from foreign currency cash flows.

Given the current profile of the Group's net operating assets and operating cash flows the Group aims to maintain a target currency profile of net debt such that US and Canadian dollars combined should exceed 40%, euro should exceed 25%, sterling should not represent more than 25% and other currencies should not exceed 10%. At the year-end, net debt was split by currency: borrowings of US and Canadian dollars 74%; euro 45%; and other currencies 3% with a sterling deposit (22%).

The weighted average exchange rate used to translate US dollar profits was US$1.69 (2003 – US$1.54), compared with the year-end rate of US$1.84 (2003 – US$1.58).

The only material operating risks from economic foreign currency exposures are to UK sugar refining from sterling appreciation against the euro.

Use and fair value of financial instruments

In the normal course of business the Group uses derivative financial instruments with off-balance sheet risk, and non-derivative financial instruments included on the balance sheet.

The fair value of Group net borrowings at year-end was £427 million against a book value of £388 million (2003 – fair value £525 million, book value £471 million). Financial instruments used to manage the interest rate and currency of borrowings had a fair value of £4 million asset against a book value of £6 million asset (2003 – fair value £4 million liability, book value £2 million asset). The main types of instrument used are banker's acceptances, loans and deposits, interest rate swaps, interest rate options (caps or floors), cross-currency interest rate swaps and currency loans and deposits.

The fair value of other financial instruments hedging future currency and commodity transactions was £13 million asset against a book value of £8 million asset (2003 – fair value £12 million asset, book value £11 million asset). In currency exposure management the instruments used are spot and forward purchases and sales, and options.

The fair value of financial instruments held for trading was £4 million asset (2003 – £2 million liability) arising in the sugar trading and reinsurance operations. The net gain included in operating profit from trading financial instruments was £1 million (2003 – £3 million gain).

Commodities

Derivatives are used to hedge movements in the future prices of commodities in those domestic and international markets where the Group buys and sells sugar, maize and wheat. Commodity futures and options are used to hedge inventories and the costs of raw materials for unpriced and prospective contracts not covered by forward product sales. The options and futures hedging contracts generally mature within one year and all are with organised exchanges.

Credit risk

The Group controls credit risk by entering into financial instruments only with highly credit-rated authorised counterparties. Counterparty positions are monitored on a regular basis.

Contingent liabilities

The US class action claim against Staley and others concerning alleged price fixing between 1988 and 1995 referred to in the notes to last year's accounts has now been set down for trial in September 2004. Staley remains convinced that it was not involved in the alleged wrongdoing, but continues to seek a negotiated resolution of the claim so as to avoid facing the cost and uncertainty of a US jury trial. The full contingent liabilities note can be found in note 25 on page 80.

Going concern

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Post balance sheet event

In April 2004, the Group completed the realignment of its sucralose activities with McNeil Nutritionals (a division of McNeil-PPC, Inc., a Johnson & Johnson company), achieved through the separation of that business into its constituent Ingredient and Tabletop parts. The Group acquired the sucralose ingredients business and manufacturing assets from McNeil Nutritionals for a total cash cost (including capitalised expenses) of US$137 million (£74 million), subject to working capital adjustments. The net book value of the assets acquired by Tate & Lyle at 28 December 2003 was US$181 million (£95 million) and the unaudited pro-forma profit before tax generated by those assets in the year ended on that date was US$33 million (£17 million). Significant one-off costs to integrate the ingredients business are expected in the first year of operation.

Simon Gifford
Group Finance Director
2 June 2004

Corporate social responsibility

Overview

Our performance as a Group is increasingly rated not only using financial metrics but also on our social and environmental impact.

In a recent internal consultation exercise, Tate & Lyle employees from right across our business identified integrity and safety, along with knowledge and innovation as the core values at the heart of our Group.

Our aim is to harness these four values to achieve our strategic vision and reward our stakeholders – shareholders, employees, customers, suppliers and the communities where we work – and to apply these values to achieving the highest standards of safety, adopting a responsible approach to the environment and continuously improving our relationships with employees, suppliers and our neighbours.

Our commitment to this is demonstrated through active management at the highest level within the Company – the Board reviews our policies and performance in these areas and the Chief Executive is the accountable Board member for all components of corporate social responsibility.

Highlights of the year

The past year has been one of progress. We are continuing to improve data gathering and interpretation, and are increasingly focusing on making the changes in behaviour that will lead to better performance. Notable achievements this year include:

- **Safety**: The Group Safety Index improved by 14% to its lowest level since measurement began five years ago. However, serious incidents can still occur and safety remains a daily concern for all of us.
- **Environment:** We have continued to improve our performance in energy and water use. Non-hazardous solid waste increased but this was due to planned one-off events that will not be repeated.
- **Employees:** An active year in employee communications included distributing our global employee newspaper in ten languages and further advances in intranet use.
- **Communities:** Tate & Lyle won the Gold Award in the Food and Drink Federation Community Partnership Awards 2004 and was a finalist in the Arts & Business Awards.
- **Benchmarking:** Tate & Lyle has again been included in the FTSE4Good Index. In the Business in the Community (BiTC) Index 2003, our score improved appreciably from 69% to 81%, earning a ranking of 79th out of 139 UK companies, with scores of 100% for corporate values, strategy, leadership, advocacy, risk management and policies.

This report sets out our activities and performance over the past year and the steps we are taking towards continuous improvement.

1. Safety

Tate & Lyle is committed to providing safe and healthy conditions for its employees, contractors and visitors. Our target is to reduce recordable injury and lost time accident rates to zero in every plant. We believe that this can best be achieved through communicating the personal and business benefits of improving safety. By reporting, recognising and rewarding results we know that we can achieve major improvements, shown by the progress in our safety record across all categories during the calendar year 2003.

We measure our safety performance in calendar years and have continued to report on this basis for 2003. The tragic fatality in March 2004 referred to in the Chief Executive's Review on page 7 is not included within the statistics detailed in this report.

Managing behaviour

Changing behaviour is crucial to improving safety standards, and auditing performs a vital function in ensuring that both Company and employees deliver on expected codes of conduct. During 2003, we implemented behavioural auditing across Tate & Lyle Sugars and this remains an essential part of safety programmes across all other major units. Our top executives also conducted safety audits across most of our operations. Third party audits are carried out at some locations, for example, DuPont is completing a programme assessment at three Amylum locations during 2004 and completed a similar assessment at five Staley locations three years ago. In addition, loss control engineering surveys are completed at all Tate & Lyle facilities by our insurance property and liability insurance carriers.

Recognising and rewarding progress

Plants are recognised and rewarded for progress – each division nominates a 'Most Improved Plant' with the results celebrated in our employee newspaper and at our senior managers' conference. For example, Selby, UK, the most improved Tate & Lyle Citric Acid plant, achieved a year without lost time injury and improved their recordable incident rate by 58% and their safety index by 97%.

In addition, plants compete for the Group's Safety First Award, which recognises outstanding performance – shared this year by Tate & Lyle Citric Acid plants, Mercocitrico, Brazil and Duluth, USA. Mercocitrico achieved 1.7 million employee hours without lost time injury. Plaistow, London won a Group award for outstanding safety performance.


FRESH YAMS

[illegible] Manager, Tate & Lyle (left) and [illegible], Finance Director, Tate & Lyle European Cane Sugars and Business Mentor to CFE (right), with CFE founder and Chief Executive Eric Samuel (centre).

Developing Relationships

A better diet for East London: In East London, there are areas that have the highest rate of heart disease in Britain, and many residents live several miles from shops stocking reasonably priced fresh food. In response, the Community Food Enterprise (CFE) runs a mobile shop providing fresh fruit and vegetables at cost. We've now teamed up with CFE to meet growing demand, by donating facilities, funding a new van, and using our business expertise to make the venture an even greater success.


MOBILE
FOOD
STORE
SUPPORTED BY:

[illegible] CFE [illegible] Mohammed [illegible] Margaret [illegible] up shop.

Sharing information
All Tate & Lyle locations now share information electronically on injuries and 'near-misses' so that their causes can be identified and similar incidents prevented. We also use Network Safety Committees at every location to share best practice, develop safety-training programmes and to address any issues raised by employees. This is achieving tangible results, with several Committees' initiatives being transferred across the Group. Examples include a policy and training programme on controlling static electricity during the transfer of flammable or combustible liquids and dusts; a hot liquid permit system; and a critical safety device impairment tracking system.

We continue to encourage participation in safety from employees' families, through distributing promotional items to their homes, offering plant tours and holding a variety of other safety-related activities.

Targets and measures
The Group Safety Index compares safety performance across Tate & Lyle. This is a weighted average of injuries sustained at the workplace, with more severe incidents having greater impact. A decrease in the index reflects improved performance. Our target is zero for every Tate & Lyle operation.

Results
Compared with the 2002 calendar year results:

- Group Safety Index decreased by 14% to its lowest level since measurement began five years ago;
- Recordable Injury Rate (injury requiring treatment beyond first aid) decreased by 7%;
- Lost Time Accident rate (recordable injury sufficiently severe to result in lost work days or to restrict the employee's ability to perform his/her job, counted from the first day of incapacitation) decreased by 23%; and
- Severity Rate (number of work days lost due to injuries per 200,000 employee hours) decreased by 8%.

Key achievements
- 70% of reporting locations improved or equalled their 2002 safety performance;
- 20 locations reported no lost time injuries for the entire year, of which nine achieved a year without recordable injury;
- Staley and Amylum reduced lost time accident rates by 39% and 15% respectively; and
- Staley's Houlton plant surpassed 11 years and over 1.2 million employee hours without lost time injury.

Areas for improvement
Where injuries and accidents occur, we can always improve. While our statistics show progress, they also remind us that we can never let up on our quest for a safe working environment.

2. Employees
The Company is committed to offering equal opportunities for all, irrespective of gender, sexual orientation, age, marital status, disability, race, religion or other beliefs, or ethnic or national origin. Our recruitment and training procedures, amended periodically in light of changes in legislation, reflect this commitment, and promotion is based purely on performance against job requirements.

Managing behaviour
All employees are expected to follow the Group's policies on ethics and corporate social responsibility, set out in the Tate & Lyle *Code of Conduct*. The Code, published in 2002, covers business ethics, health and safety, environment, quality, legal compliance and equal opportunities. It has been promoted extensively to employees and, together with the Group's other key policies, is available on our intranet.

We can never let up on our quest for a safe working environment

Benchmarking
Direct comparison between Europe and the USA is difficult as national statistics are compiled in different ways.

However, we can compare the most recent safety statistics published by the US Bureau of Labour Statistics with the performance of key Tate & Lyle units converted into comparable data.

Despite significant improvements in overall industry performance, Tate & Lyle units continue to outperform their peers both in their respective sectors and in the whole US private sector.

Personal development and training
At Tate & Lyle we believe in the importance of personal responsibility and self-development. Employees are strongly encouraged to identify skills or knowledge gaps and to suggest internal or external training courses.

Training is provided to meet a broad spectrum of needs from job-specific, local induction and safety-training programmes to personal development such as time management, communication and interpersonal skills.

Supporting this personal approach, line managers are responsible for encouraging development and mentoring individuals towards better performance. We have developed a training programme, *'The line manager is the HR manager'*, to help line managers with people management. It includes modules on social legislation, assessment and rewarding achievers.

Sharing information
Sharing information and clear channels of communication are important for both business efficiency and employee morale. Examples of our internal channels include:

- employee newspaper: *Tate & Lyle today* is published in ten languages;
- an enhanced global intranet (TaLnet);
- annual 'Tate & Lyle European Forum': Employee representatives meet with Group management to review financial results and the business; a summary of the meeting is distributed to all European employees. In addition, there are regular presentations and consultation with European and national works councils;
- opinion survey covering most UK and Portuguese employees; and
- facilities on many sites for anonymous comments to management.

In February 2004, we carried out extensive consultation with focus groups as a representative sample of our operational and administrative units. In all,140 people participated in 90-minute consultations at nine locations, providing representative data on our core values, with the results used to help formulate the future strategic vision of the Group.

Targets and measures
We have continued to make good progress towards our objective of implementing a global HR system supported by standardised, and where possible, automated processes. Employee Self-Service technology continues to advance across the Group, ensuring that employees are increasingly responsible for managing their own personal information records.

Results and key achievements
During the year to March 2004, SAP HR, payroll and time management software (allowing employees to log their own hours, overtime and holidays) has been adopted successfully in The Netherlands, France, Portugal, Belgium and Spain. SAP HR and payroll systems have also been implemented in the UK and North America, the time management package has been adopted in North America and will be implemented in the UK during the next financial year. Next steps include the roll-out of SAP HR and payroll software to Amylum plants in southern and eastern Europe.

Areas for improvement
We are currently working on implementing a SAP Training Module to log participation and qualification by individual employees to comply in a much easier and integrated way with the requirements defined by ISO 9001 accreditation.

We are also supporting the role of line managers as the people managers of their teams through the development of a managers' desktop module, delivered electronically throughout the Group.

Changing behaviour is crucial to improving standards and we are focusing on those changes that will result in better performance

Safety performance Calendar year 2003

Group safety index
The smaller the index, the better the performance



10.4
5.92
3.75
4.07
3.51
99
00
01
02
03

Benchmarking safety: recordable injury rate
Number of injuries per 200,000 employee hours requiring more than first aid



8.6 All US Sugar Industry
3.17 T&L Sugar, Canada
2.02 T&L Cane Sugar, Europe
7.0 All US Grain Milling
2.29 T&L Cereal Sweeteners & Starches, USA
1.2 T&L Cereal Sweeteners & Starches, Europe
5.3 All US Private Sector

Benchmarking safety: lost time accident rate
Rate of recordable injuries sufficiently serious to result in lost workdays or restricted work activities



2.5 All US Sugar Industry
1.13 T&L Sugar, Canada
1.61 T&L Cane Sugar, Europe
1.3 All US Grain Milling
0.43 T&L Cereal Sweeteners & Starches, USA
0.72 T&L Cereal Sweeteners & Starches, Europe
1.6 All US Private Sector

3. Commercial Partners and Suppliers
Tate & Lyle's relationships with its commercial partners and suppliers are governed by the *Code of Conduct*, which applies unconditionally to all operating units and subsidiary companies that are wholly owned by Tate & Lyle PLC.

We also seek to apply the Code in those operations in which the Group has a stake of 50% or more. Where we have a minority stake, the Code is made known to our partners who are encouraged by the Group to adopt it and implement it rigorously.

As part of our internal control procedures, each Tate & Lyle business is asked to confirm twice a year that the Code is being communicated to suppliers, and to report on any contravention. Persistent contravention can lead to termination of that supplier relationship.

Details of the Group's system of internal control, including its risk management and compliance procedures, are given in the statement on internal control on page 36.

Managing behaviour
The issue of supply chain ethics is important and we are committed to spreading best practice and improving standards amongst suppliers through our *Code of Conduct*. In our contracting rounds with suppliers, we attach the Code to agreements. Our Americas and European purchasing organisations attach the Code to Purchase Orders and have put suppliers on notice to notify us immediately of any issues they may have with it.

We continue to review our relationships with key suppliers, both individuals and representative organisations, and at unit level maintain a healthy dialogue to ensure that we develop meaningful relationships.

Working with growers
Tate & Lyle has a long tradition of working with the growers of our quality raw materials. Each day, Tate & Lyle processes corn grown on approximately 4,500 acres (1,800 hectares) of farmland, and we use about 2-3% of the total European Union (EU) wheat production. Tate & Lyle also acts as a bridge into the European market for cane sugar, predominantly from African, Caribbean and Pacific countries.

The EU imports 1.7 million tonnes of cane sugar annually from Least Developed and Developing Countries and some two-thirds of this total (which amounts to just under 10% of total EU sugar consumption) is processed by Tate & Lyle.

At least 300,000 jobs in the sugar supplying countries depend directly on raw sugar sales to the EU. Very many more depend on these sales indirectly.

In Vietnam, since 1996, the Nghe An Tate & Lyle team has worked with the local community to establish a new cane growing base for our factory. Today, there are 28,000 growers cultivating 24,000 hectares (59,300 acres) of contracted cane.

The extent of this has touched all aspects of the local economy, particularly agronomy and transport infrastructure. The factory now injects US$15 million into the local economy and is responsible for a variety of other social benefits.

Areas for improvement
We are in the process of creating a framework for measuring and reporting on the quality of supplier relationships, and aim to include targets, measures and results in next year's report.

We are committed to spreading best practice amongst suppliers through our Code of Conduct, which governs all our partner relationships and applies unconditionally to all operating units and subsidiary companies

Sharing information
In many parts of our business we have implemented training presentations for contractors to share our experience in food hygiene, food safety and environmental issues.

We are also working with raw material suppliers. Mauritius Demerara sugar producers supply part-refined sugar, we have helped them to make substantial improvements to their production process. With our support, the Mauritius factories have invested in their product lines, recognising the longer term benefits of improving operational safety and product quality in meeting the needs of ever more demanding consumer requirements.

4. Environment
Tate & Lyle conducts all its operations by recognising responsibilities to the environment within which we live and work, complying with relevant laws, regulations and consents.

Good environmental management is a key element of good overall management, and the two are not seen as separate activities.

We recognise the importance of managing, measuring and publicly reporting on our environmental footprint. There are three significant environmental impacts over which we have direct control: energy use, water use and non-hazardous solid waste production.

Managing these impacts for a positive result not only benefits the environment, but also benefits our business. For example, a 1% reduction in energy use is equivalent to an annual saving for the Group in excess of £1 million at current prices.

We subscribe to the principles of the International Chamber of Commerce's Business Charter for Sustainable Development, and each operating unit is required to assess its environmental impacts and develop an improvement programme based on identified areas of priority, focus and opportunity. Operating units must integrate environmental concerns into all their procedures.

Sharing information
A Group energy committee meets regularly to discuss best practices and site-specific environmental data is shared across all operations. We also brief our contractors on general environmental concerns and key issues, for example, on waste removal, to ensure best practice is followed across the business.

Targets and measures
- **Energy use:** In 2000 we set an annual target of reducing Group energy consumption per unit of production by 3%.
- **Water use and solid waste production:** In 2002 we set a target to reduce these indices year on year.

Good environmental management is a key element of good overall management, and our operating units must integrate environmental concerns into all their procedures

Managing behaviour
Each operating unit has an environmental management system and some are working towards external accreditation. Five Amylum plants have gained ISO 14001 with a further three working towards accreditation during 2004. Our London sugar operation is also seeking accreditation over the next two years.

Other parts of the Group operate in-house systems. We work closely with our customers to ensure our environmental management systems meet their requirements, and in several cases, key suppliers audit our systems.

Group-wide data is collected quarterly, using a comprehensive system that has been validated by our Internal Audit department. Data is then normalised to reflect the amount of product manufactured. This protects the commercially sensitive nature of the data while allowing us to report publicly on our progress.

It also facilitates direct comparisons between years and across product groupings and plants. We then aggregate the data to give a single set of indices for the Group, adjusted to take account of acquisitions and disposals.

Environmental performance Calendar year 2003

Group energy index
The smaller the index, the better the performance



1.00
0.96
0.92
0.92
0.93
0.89
0.85
0.83
96
97
98
99
00
01
02
03

Group non-hazardous solid waste index
The smaller the index, the better the performance



1.00
1.01
1.01
1.12
1.02
1.07
98
99
00
01
02
03

Group water index
The smaller the index, the better the performance



.00
.00
0.84
98
99
00
01
02
03

Key achievements

- **2.4% reduction in Group Energy Index.** Although marginally missing our 3% target, Alcantara (Portugal) and Tate & Lyle Citric Acid worldwide plants performed particularly well over 2003; with the former benefiting from a site-wide energy project and evaporator installation; and
- **3.6% reduction in Group Water Index.** This has been achieved through small projects including changing pump seals and using restrictors to control water flow to larger scale projects such as condensate recovery.

Areas for improvement

We are disappointed to report a 4.9% increase in Group Non-Hazardous Solid Waste Index following one-off site cleaning projects. In January 2004, a new recycling initiative was set up at Thames Refinery for paper, plastic and card to reduce land-fill waste. Major energy reduction programmes were commissioned in January 2004 in the Redpath and Thames Refineries and we expect to see the benefits in next year's index.

Benchmarking

In the Business in the Environment Index of Corporate Environmental Engagement, Tate & Lyle came fourth out of eight in the Food Producers and Processors sector, with a score of 78.5% (up from 78% last year).

5. Communities

Tate & Lyle's long-running community programme involves partnering with other organisations to deliver on a shared objective: to help establish strong, safe and healthy communities by investing time and resources into focused projects that directly address local needs. Many of these partnerships have been successfully operating for a number of years.

Managing behaviour

Our community programme also improves relationships with our employees, both by enhancing their own local community and by making Tate & Lyle a company for which they are proud to work. Good corporate behaviour is a proven factor in retaining and motivating current employees, while attracting higher quality new recruits.

Our senior executives are encouraged to sit on committees for local charities, schools and universities; not just to offer advice but to advocate their objectives in the wider community.

Targets and measures

Our community spend is targeted towards four areas, education, the environment, health and the arts.

Each year our UK community partners receive a report including a questionnaire to assess the effectiveness of our programme, the results of which are used to improve the programme. This year the survey was sent to 198 organisations, including 110 community partners, with a 22% response rate.

Our long-running community programme aims to help establish strong, safe and healthy communities by investing time and resources into focused projects that directly address local needs

Sharing information

The Corporate Committee overseeing community relations policies was broadened geographically in March 2004. With its wider remit we hope to improve internal standards, select projects which address local needs and deliver the most positive impact. Looking outside, Tate & Lyle is committed to sharing ideas and helping to transfer skills and knowledge from the workplace to community organisations and agencies.

Results

Results of the 2003 UK community partners' survey remained steady year on year with strong recognition of our work.

Some 60% of those who received volunteer support from UK Tate & Lyle employees reported that it helped generate additional funding. Of those respondents who received consultancy support, 16% reported a direct increase in additional funding. Other direct benefits of our support are shown in the chart opposite.

Community performance Calendar year 2003

Our targets for community spend


Education 30%
Environment 25%
Health 15%
Arts 10%

Results of the 2003 UK community partners survey Marks out of 4 for how we performed


Efficiency of our response 3.7
03
3.8
02
Willingness to support 3.8
03
3.8
02
Contribution to the community 3.8
03
3.8
02

Results of the 2003 UK community partners' survey Results of survey respondents; views on how our support creates additional value


Improved capability to help target cause 67%
Improved facilities/environment 54%
Raised profile 50%
Wider network contact/volunteers 29%
Improved management/staff 13%

Key achievements
Top 10 Global organisations receiving support from Tate & Lyle:

- Tate Gallery Education Team, London, UK;
- YMCA, Decatur, USA;
- United Way (total US locations), USA;
- Decatur Community Foundation, Decatur, USA;
- Newham's Specialist Schools' Programme, London, UK;
- Newham Community Links, London, UK;
- Community Food Enterprise, London, UK;
- East London Business Alliance, London, UK;
- Associated Colleges of Illinois, Decatur, USA;
- Arts Council, Decatur, USA; and
- Park District, Decatur, USA.

UK
- 2,100 primary school children took part in a safety scheme at our London refinery, run in conjunction with the Metropolitan Police;
- 902 students visited our refinery on curriculum-based visits;
- 550 students met Tate & Lyle staff in schools as part of reading schemes, mentoring and careers advice; and
- 300 teenagers took part in a road safety programme and supervised driving lesson organised by the Metropolitan Police and sponsored by Tate & Lyle.

Vietnam
Nghe An Tate & Lyle (NAT&L) has provided school bags and stationery for 2,038 children in 27 primary schools situated in 16 developing communes in North Vietnam, five of which are outside the NAT&L cane supply area.

Charitable donations
In the financial year to 31 March 2004, Tate & Lyle's worldwide charitable donations totalled £607,000, of which £297,000 was donated in the UK. In addition, our total global pro bono contribution in goods and services is estimated to have been £146,000, up from £87,000 in the previous year.

Areas for improvement
While we run a very successful and focused community programme there is always room for development. Over the next year we will be making significant improvements in measuring the impact both of our financial contributions and of our face-to-face contact with students in the UK. Results will be reported in next year's report.

We also plan to introduce third-party evaluation of some of our key community projects.

Benchmarking
Tate & Lyle significantly outperformed both the Food Producers' Sector and index average for Community Involvement in the BiTC 2003 survey. The Company won the Gold Award in the Food and Drink Federation Community Partnership Awards 2004 and was a finalist in the Arts & Business Awards.

Board of directors


Iain Ferguson
Richard Delbridge
David Fish
Sir David Lees
Stanley Musesengwa
Stuart Strathdee
Allen Yurko

Sir David Lees
Chairman
Joined the Board and was appointed Chairman in October 1998. He joined GKN plc in 1970 as an accountant and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987 and then Chairman and Chief Executive in 1988. He retired as Chief Executive of GKN in 1996 but continued to serve as Chairman until his retirement in May 2004. From 1991 to 1998 he served as a non-executive director of Courtaulds plc, the last two years as Chairman. He also served as a non-executive director of the Bank of England from 1991 to 1999. He is currently joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited, a director of Royal Opera House, Covent Garden Limited and a member of the Panel on Takeovers and Mergers. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Aged 67.

Richard Delbridge
Senior Independent Non-Executive Director
Joined the Board in September 2000 and was appointed senior independent non-executive director in December 2003. A Chartered Accountant, he is a former Partner of Arthur Andersen & Co and Managing Director and General Manager of J P Morgan & Co in the UK. In 1989, he was appointed Director, Group Finance at Midland Bank plc, later becoming Group Finance Director, HSBC Holdings plc. In 1996, he was appointed Director and Group Chief Financial Officer of National Westminster Bank Plc, a position he held until April 2000. He is currently a non-executive director of Balfour Beatty plc, Cazenove Group plc, Fortis Group and Gallaher Group Plc. Aged 62.

Iain Ferguson, CBE
Chief Executive
Joined the Group and was appointed Chief Executive in May 2003. Previously, he worked for Unilever where he held a number of senior positions including Executive Chairman of Birds Eye Walls and Senior Vice-President, Corporate Development. A former Commissioner on the UK Government's Policy Commission on the Future of Farming and Food, he is currently President of the Institute of Grocery Distribution, Vice-President of the Food and Drink Federation and a non-executive director of Rothamsted Research Limited, the British Nutrition Foundation and Sygen International plc. Aged 48.

David Fish
Independent Non-Executive Director
Joined the Board in December 2003. He worked for the Mars organisation for 27 years (from 1974 to 2001), the last seven as a member of the Mars Incorporated Operating Board. During his career at Mars he held a number of senior general management positions including President, Snackfoods Europe and Joint President, Masterfoods Europe (the operating company for all Mars' European activities). He is currently Chairman of Christian Salvesen PLC and United Biscuits Group (Investments) Limited and a non-executive director of Royal Mail Holdings plc. Aged 56.

Simon Gifford
Group Finance Director
Joined the Group in 1969 having qualified as a chartered accountant in that year. He has held various senior financial and general management roles including Managing Director, Foreign Investment Division from 1987 and Company Secretary with responsibility for investor relations from 1993. He was appointed to his current position and joined the Tate & Lyle Board in January 1996. From January to April 2003, he served as Acting Chief Executive whilst a new Chief Executive was being recruited. Aged 57.

Evert Henkes
Independent Non-Executive Director
Joined the Board in December 2003. He worked for the Royal Dutch/Shell Group of companies for 30 years, during which time he held a number of senior management positions in Europe and Asia Pacific including President of Shell's Billiton Metals business from 1992 to 1995, Director, Strategy and Business Services of Shell's Chemicals division from 1995 to 1997 and then Chief Executive of Shell Chemicals until his retirement in April 2003. He is currently a non-executive director of BPB PLC, Outokumpu OYJ, SembCorp Industries Ltd and CNOOC Ltd (China National Offshore Oil Company). Aged 60.

Keith Hopkins
Independent Non-Executive Director
Joined the Board in November 1994. A PhD in Chemistry, he worked for Unilever before joining Croda International Plc, the speciality chemical company, in 1976. He served as Group Chief Executive of Croda from 1987 to 1998 and then as non-executive Chairman from 1999 to 2001. He is a former non-executive Chairman of Ellis & Everard Plc and currently serves as non-executive Chairman of Scapa Group plc. He is also a non-executive director of British Vita PLC.Aged 59.

Mary Jo Jacobi
Independent Non-Executive Director
Joined the Board in October 1999. She has had a varied career in both the public and private sectors including positions in the administrations of Presidents Ronald Reagan and George H W Bush as well as senior executive appointments with Drexel Burnham Lambert Inc, HSBC Holdings plc and Lehman Brothers. She is currently Vice-President Group External Affairs, Shell International Limited, a member of the Academic Council of Wilton Park and a Commissioner of the UK-USA Fulbright Commission. Aged 52.


Carole Piwnica
Mary Jo Jacobi
Robert Gibber

Stanley Musesengwa
Chief Operating Officer
Joined the Group in 1979 as a refinery manager and subsequently performed a number of roles in Africa before becoming Regional Director, Tate & Lyle Africa in 1995. In December 1999, he was appointed Chief Executive of Tate & Lyle Europe with responsibility for the Group's European sugar refining businesses and its global sugar and molasses trading activities. He was appointed to the Tate & Lyle Board in April 2003 and to his current position of Chief Operating Officer in May 2003. Aged 51.

Larry Pillard
Non-Executive Director
Joined the Group in 1992 as Chief Executive Officer of Staley. He was appointed to the Tate & Lyle Board in February 1994, became Chief Operating Officer and Group Managing Director in January 1996 and was appointed Chief Executive in November 1996, a position he held until December 2002. He became a non-executive director of Tate & Lyle in January 2003 when he took up his current position as Executive Chairman of Tetra Laval Group. Aged 57.

Carole Piwnica
Non-Executive Director
Joined the Board in October 1996. In August 2000, she was appointed as 'Non-Executive Vice-Chairman, Governmental Affairs' for Tate & Lyle. She qualified as a lawyer at the New York and Paris bars and has wide business experience in agribusiness companies. Appointed to the Amylum Board in 1991, she served as Chairman from October 1996 to August 2000. She is a non-executive director of Aviva PLC and S.A. Spadel N.V. Aged 46.

Stuart Strathdee
Corporate Development Director
Joined the Group in 1977. He has served in a variety of senior management positions including Group Treasurer, Managing Director of United Molasses, Managing Director of Tate & Lyle International and Managing Director, International Division. He was appointed to the Tate & Lyle Board in November 1994 and to his current position as Corporate Development Director in July 2003. He is a non-executive director of James Finlay Limited. Aged 52.

Allen Yurko
Independent Non-Executive Director
Joined the Board in April 1996. He joined Siebe plc in 1989 becoming a director in 1991 and Chief Executive Officer in 1994. Following the merger of Siebe and BTR in 1999, he was appointed Chief Executive of the merged company, Invensys plc, a position he held until September 2001. He is currently a Partner of Compass Partners International Limited, a trans-Atlantic private equity business. Aged 52.

Robert Gibber
Company Secretary
A solicitor, he joined Tate & Lyle in 1990 as a commercial lawyer. He was appointed General Counsel in 1997 and then also Company Secretary in 2001. Aged 41.

Board Committees
The specific responsibilities delegated to the Board Committees are described on pages 33 to 35.

Audit Committee
Richard Delbridge (Chairman)
David Fish
Evert Henkes
Keith Hopkins
Mary Jo Jacobi
Allen Yurko

Chairman's Committee
Sir David Lees (Chairman)
Richard Delbridge
Iain Ferguson
David Fish
Evert Henkes
Keith Hopkins
Mary Jo Jacobi
Larry Pillard
Carole Piwnica
Allen Yurko

Nominations Committee
Sir David Lees (Chairman)
Richard Delbridge
Iain Ferguson
David Fish
Evert Henkes
Keith Hopkins
Mary Jo Jacobi
Larry Pillard
Carole Piwnica
Allen Yurko

Remuneration Committee
Allen Yurko (Chairman)
Richard Delbridge
David Fish
Evert Henkes
Keith Hopkins
Mary Jo Jacobi

Directors' report

Principal Activities of the Group
The principal activities of Tate & Lyle PLC and its subsidiary and associated undertakings (the Group) are developing, manufacturing and marketing food and industrial ingredients that have been made from renewable resources.

Financial Year
The accounting period under review is for the year ended 31 March 2004. Comparative figures used in this report are for the year ended 31 March 2003.

Business Review
The Chairman's Statement on page 3, the Chief Executive's Review on pages 4 to 7 and the Operating and Financial Review on pages 9 to 19 report on the activities during the year, post balance sheet events and likely future developments.

Dividend
A final dividend of 13.2p is recommended for the year to 31 March 2004.
If approved, it will be due and payable on 4 August 2004 to shareholders on the register on 9 July 2004. This dividend amounts to £62 million and makes a total for the year of 18.8p per share, compared with 18.3p for the year to 31 March 2003.

Annual General Meeting
The Annual General Meeting (AGM) will be held at the Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 29 July 2004 at 11.30 am. Enclosed with this report is a letter from the Chairman to shareholders. Attached as an appendix to the letter is the Notice convening the meeting which includes four items of special business. The letter includes an explanation of all the resolutions to be proposed at the AGM.

Share Capital
The Company issued 759,747 ordinary shares during the year, all on the exercise of employee share options. The total value of ordinary shares issued at the issue price for cash was £1,528,579.

Offers made under the Group's executive share option scheme and the UK sharesave scheme during the year together resulted in the grant of 685 options to individuals to buy 5,442,974 shares. More information about the Company's share capital and options granted under the schemes is given on page 81.

Details of shares purchased by the Tate & Lyle Employee Benefit Trust to satisfy options granted under the Group's executive share option scheme are given in the Directors' Remuneration Report on page 46 and in note 16 to the financial statements on page 66.

Details of substantial interests in Tate & Lyle are given on page 82. Apart from these holdings, the directors have not been notified of any material interest of 3% or more or any non-material interest of 10% or more of the issued voting capital of the Company.

The Company was given authority at the 2003 AGM to make market purchases of up to 48,213,378 of its own ordinary shares. This authority will expire at the 2004 AGM and approval will be sought from shareholders at that meeting for a similar authority to be given for a further year. The Company has not acquired any of its own shares during the year.

Directors
The current members of the Board, together with biographical details of each director, are set out on pages 28 and 29.

From 1 April 2003 to 30 April 2003, Simon Gifford served as Acting Chief Executive in addition to his responsibilities as Group Finance Director. Iain Ferguson was appointed as an executive director and Chief Executive from 1 May 2003 at which date Simon Gifford reverted to the sole position of Group Finance Director.

Stanley Musesengwa joined the Board as an executive director on 2 April 2003 and was appointed Chief Operating Officer from 1 May 2003.

David Fish and Evert Henkes were appointed as non-executive directors from 1 December 2003. Richard Delbridge (who has been a director since September 2000) was appointed Senior Independent Director from 1 December 2003.

John Walker, an executive director, retired from the Board on 2 April 2003.

Retirement and Re-election of Directors
In accordance with its Articles of Association, one-third (or the nearest whole number below one-third) of the directors of Tate & Lyle PLC are required to retire at each AGM, together with directors appointed by the Board since the previous AGM. In addition, under the Combined Code on Corporate Governance, directors are required to submit themselves for re-election by shareholders every three years.

The directors retiring by rotation at the 2004 AGM and offering themselves for re-election are Richard Delbridge and Larry Pillard. Keith Hopkins and Mary Jo Jacobi will also be retiring by rotation at the 2004 AGM but will not be offering themselves for re-election. In addition, David Fish and Evert Henkes, who were appointed as directors since the last AGM, will be retiring and offering themselves for re-election.

Richard Delbridge, Larry Pillard, David Fish and Evert Henkes are all non-executive directors and do not have service contracts.

At no time during the year has any director had any material interest in a contract with the Group, being a contract of significance in relation to the Group's business. A statement of directors' interests in shares of the Company is given on page 46.

Honours
The directors record their great pleasure at the award of CBE to Iain Ferguson, Chief Executive, in the 2003 Queen's Birthday Honours.

Corporate Governance
The report on Corporate Governance is on pages 32 to 37. The Directors' Remuneration Report is on pages 38 to 46.

Research and Development
The Group spent £17 million (2003 – £18 million) on research and development during the year.

Employment
The average number of employees in the Group during the year is given in note 6 on page 61.

Group companies operate within a framework of human resources policies, practices and regulations appropriate to their own market sector and country of operation. Policies and procedures for recruitment, training and career development promote equality of opportunity regardless of gender, sexual orientation, age, marital status, disability, race, religion or other beliefs and ethnic or national origin. The aim is to encourage a culture in which all employees have the opportunity to develop as fully as possible in accordance with their individual abilities and the needs of the Group.

The Group is committed to effective communication with employees, including information on its performance and business environment. It follows appropriate consultation procedures and has an established European Forum.

Training is concentrated on multi-skilling to encourage flexibility in working practices. The Group runs a series of international management programmes to develop management skills and create valuable opportunities for the cross-fertilisation of management ideas across the Group.

Donations

Worldwide charitable donations during the year totalled £607,000 (2003 – £667,000), of which £297,000 (2003 – £292,000) was donated in the UK. More details of the Group's involvement in the community can be found in the Corporate Social Responsibility report on pages 20 to 27.

During the year, in line with the Group's policy, no political donations were made in the European Union (EU). Outside the EU, Staley, the Group's US cereal sweetener and starch business, made contributions during the year totalling US$8,000 (£5,000) (2003 – US$34,000; £22,000) to state and national political party committees and to the campaign committees of state candidates affiliated to the major parties. Contributions were only made where allowed by state and federal law. The total includes US$5,000 (£3,000) (2003 – US$15,000; £10,000) contributed by the Staley Political Action Committee (PAC). The PAC is funded entirely by employees. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. No funds are provided to the PAC by Staley but under US law, an employee-funded PAC must bear the name of the employing company.

Payment to Suppliers

It is the Group's policy that UK operating companies should follow the CBI Prompt Payers' Code. The Code requires the Company to agree the terms of payment with its suppliers, to ensure its suppliers are aware of those terms and to abide by them. It is the Group's policy also to apply the requirements of the Code to wholly owned companies around the world, wherever possible.

Tate & Lyle PLC is a holding company and had no amounts owing to trade creditors at 31 March 2004.

Directors' Responsibilities for the Accounts

The directors have a specific responsibility for reporting to shareholders and for the assets of the Group. The directors are required by the Companies Act 1985 to present for each period financial statements which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the accounting period and of the profit or loss for that period. In preparing the financial statements, suitable accounting policies, framed by reference to reasonable and prudent judgements and estimates, have to be used and applied consistently. Applicable accounting standards have been followed and the accounts have been prepared on a going concern basis. The directors are responsible for the Group's system of internal financial control, for ensuring that arrangements are made for the maintenance of adequate accounting records, for safeguarding the assets of the Group, and for ensuring that steps are taken with a view to preventing and detecting fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have signified their willingness to continue in office and a resolution re-appointing them as auditors will be proposed at the 2004 AGM.

On behalf of the Board
Robert Gibber
Company Secretary
2 June 2004

Corporate governance

Compliance with the Combined Code
Tate & Lyle is committed to high standards of corporate governance, business integrity and professionalism in the way it conducts its activities.

Throughout the year ended 31 March 2004, the Company was in compliance with the Combined Code on Corporate Governance (the Code) issued in 1998, as appended to the Listing Rules of the UK Listing Authority, except as follows:

- Until the appointment of Richard Delbridge as Senior Independent Director on 1 December 2003, the Board had not identified a Senior Independent Director; and
- Until 5 November 2003, the Remuneration Committee did not consist solely of independent non-executive directors. On this date, Carole Piwnica, a non-executive director not deemed by the Board to be independent of management, stood down as a member of the Committee, following which the Committee's composition was in compliance with the Code.

The paragraphs below, together with the Directors' Remuneration Report on pages 38 to 46, describe how the Company applies the principles and complies with the provisions of the Code.

The revised Combined Code
In July 2003, the Financial Reporting Council published a revised Combined Code on Corporate Governance (the new Code) which applies to UK listed companies for accounting periods beginning on or after 1 November 2003. This means that Tate & Lyle will need to report formally for the first time on its compliance with the new Code in the 2005 Annual Report which will be published in the summer of 2005.

Following publication of the new Code, the Board undertook a detailed review of its corporate governance policies and procedures and, as a result, implemented a number of changes to its corporate governance arrangements. The Board considers that it is now substantially compliant with the new Code but will continue to review its policies and procedures during the course of the year with a view to complying with all the detailed provisions of the new Code.

The Financial Reporting Council has requested that companies report early on the steps being taken to implement the new Code, so the following paragraphs also provide a description of how the new Code is being applied or will be applied in the future.

Board of Directors
The Board is collectively responsible for promoting the success of the Company and for providing entrepreneurial leadership within a framework of prudent and effective controls that enable risk to be assessed and managed. It sets the Company's strategic aims and ensures that necessary financial and human resources are in place to enable these objectives to be met and undertakes reviews of management performance. In addition, the Board sets the Company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

The Board has a formal schedule of matters reserved to it for its decision. This schedule, which is reviewed annually, includes approval of:

- Group strategy;
- annual budget and operating plans;
- major capital expenditure, acquisitions or divestments;
- annual and interim financial results;
- safety and environmental policies;
- appointments to the Board and as Company Secretary;
- senior management structure, responsibilities and succession plans;
- treasury policies;
- system of internal control and risk management; and
- dividend policy.

Other specific responsibilities are delegated to Board Committees which operate within clearly defined terms of reference. Details of the responsibilities delegated to the Board Committees are given on pages 33 to 35.

The Board meets at least eight times each year. Two meetings take place at an operating subsidiary or joint venture company. Board meetings are structured to allow open discussion and all directors participate in discussing the strategy, trading and financial performance and risk management of the Company. All substantive agenda items have comprehensive briefing papers which are circulated five days before the meeting. Members of executive management attend Board meetings and make presentations to the Board on a regular basis.

The roles of the Chairman and Chief Executive are separated and clearly defined. The Chairman is responsible for the working of the Board and ensuring its effectiveness and the Chief Executive for the running of the business and the implementation of Board strategy and policy.

The attendance of individual directors at Board meetings held during the year which they were eligible to attend is shown in the table below.

	Meetings attended
Sir David Lees, Chairman	10/10
Richard Delbridge	9/10
Iain Ferguson (from 1 May 2003)	9/9
David Fish (from 1 December 2003)	4/4
Simon Gifford	10/10
Evert Henkes (from 1 December 2003)	3/4
Keith Hopkins	10/10
Mary Jo Jacobi	7/10
Stanley Musesengwa (from 2 April 2003)	10/10
Larry Pillard	9/10
Carole Piwnica	10/10
Stuart Strathdee	10/10
John Walker (retired on 2 April 2003)	1/1
Allen Yurko	10/10

Board balance and independence
The Board currently comprises the Chairman, who has no executive responsibilities, four executive directors and eight non-executive directors. The non-executive directors have a wide range of skills and knowledge and combine broad business and commercial experience with independent and objective judgement. The names and biographical details of all the current directors are given on pages 28 and 29.

Other than the Chairman, who is presumed under the new Code not to be independent, the Board considers all the non-executive directors to be independent other than:

- Larry Pillard who is a former executive director of the Company; and
- Carole Piwnica who is a former Chairman of Amylum and is paid by the Group for consultancy services which

she performs in addition to her duties as a non-executive director. Details of the terms of her consultancy agreement are given in the Directors' Remuneration Report on page 42.

At the date of this Annual Report, in terms of the new Code, the Board comprises six independent directors, six non-independent directors (including the four executive directors) and the Chairman.

The Board is aware of the other commitments of its non-executive directors and is satisfied that these do not conflict with their duties as directors of the Company. The terms and conditions of appointment of the non-executive directors are available for inspection at the Company's registered office and will be available for inspection at the Annual General Meeting (AGM).

Re-election of directors

The Company's Articles of Association require the re-election of one-third of the Board (or the nearest whole number below one-third) at each AGM. All directors are subject to re-election at least once every three years. Any directors appointed by the Board since the last AGM must stand for re-election at the next AGM. Any non-executive directors who have served for more than nine years will be subject to annual re-election.

The names of the directors retiring and standing for re-election at the 2004 AGM are set out on page 30. Further details are given in the letter from the Chairman to shareholders in relation to the 2004 AGM.

Information, induction and professional development

The Chairman, with the assistance of the Company Secretary, is responsible for ensuring that the directors receive accurate, timely and clear information on all relevant matters.

The Company Secretary is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. All directors have access to the advice and services of the Company Secretary (whose appointment or removal is a matter for the Board as a whole), and there is a formal procedure in place whereby, in the furtherance of their duties, directors can obtain independent professional advice, if necessary, at the Company's expense.

On appointment to the Board, directors receive a comprehensive induction programme which includes site visits and meetings with senior management across the businesses and Group functions. New directors also receive a pack of background reading about the Group and details of Board procedures and other governance-related matters. Additional training and updates on particular issues are arranged for directors, as appropriate, on an ongoing basis taking into account their individual qualifications and experience. The Company Secretary also helps directors to undertake any other professional development they consider necessary or desirable to assist them in carrying out their duties as directors or as members of the relevant Board Committees.

Performance evaluation

During the year, the Board carried out its second annual evaluation of the effectiveness of the Board and the Board Committees. This was an internal exercise conducted by the Chairman using a detailed questionnaire completed by all directors covering issues such as Board and Committee composition, arrangements for and content of meetings, access to information, administrative procedures, induction programmes, director training and visits to operating sites. The results of the evaluation exercise were considered by the Board and recommendations were made and implemented.

During the year, the non-executive directors met together without the Chairman present, under the chairmanship of the Senior Independent Director, to appraise the Chairman's performance (the Senior Independent Director having first sought the views of the executive directors). In addition, the Chairman held a private meeting with the non-executive directors to evaluate the Chief Executive's performance and to address any other matters the non-executive directors wished to raise.

In the year to 31 March 2005, the Chairman will meet individual directors on a one-to-one basis for a formal performance evaluation discussion.

Board Committees

There are four main Board Committees: Audit; Chairman's; Nominations; and Remuneration. Following the publication of the new Code in July 2003, each Committee undertook a detailed review of its terms of reference. Following this review, changes were recommended to the Board and new terms of reference for each Committee were approved. The full terms of reference for the four main Board Committees are available upon request from the Company Secretary and can also be found on the Group's website at www.tateandlyle.com.

The Board Committees are provided with sufficient resources to undertake their duties through access to the services of the Company Secretariat and, if deemed necessary, can obtain independent professional advice at the Company's expense.

The Company Secretary, Robert Gibber, is Secretary to each Board Committee.

Chairman's Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Sir David Lees, Chairman	8/8
Richard Delbridge	7/8
Iain Ferguson (from 1 May 2003)	7/7
David Fish (from 1 December 2003)	3/3
Evert Henkes (from 1 December 2003)	2/3
Keith Hopkins	8/8
Mary Jo Jacobi	5/8
Larry Pillard	8/8
Carole Piwnica	8/8
Allen Yurko	8/8

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board. The Committee meets before each Board meeting, as required, and provides an opportunity for the Chairman and Chief Executive to brief and obtain the views of the non-executive directors on specific issues.

Nominations Committee
The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Sir David Lees, Chairman	5/5
Richard Delbridge	4/5
Iain Ferguson (from 1 May 2003)	4/4
David Fish (from 1 December 2003)	1/1
Evert Henkes (from 1 December 2003)	1/1
Keith Hopkins	5/5
Mary Jo Jacobi	2/4
Larry Pillard	4/5
Carole Piwnica	5/5
Allen Yurko	4/5

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board (except when the Committee is dealing with the appointment of a successor to the Chairman of the Board when the Senior Independent Director chairs the Committee). As at the date of this Annual Report, in terms of the new Code, the Committee comprises a majority of independent non-executive directors.

The main responsibilities of the Committee are:

- to review the size and composition of the Board including the planning of succession to the Board and the leadership needs of the Group generally;
- to make recommendations to the Board on candidates for appointment as executive and non-executive directors and as Company Secretary, taking into account the balance of the Board and the required blend of skills and experience; and
- to make recommendations to the Board on the nomination of the Senior Independent Director, the re-appointment of non-executive directors upon the expiry of their term of office and the proposed re-election of directors retiring by rotation at the AGM.

As stated in last year's Annual Report, during the previous financial year, and with help of external recruitment consultants, the Committee selected and made recommendations to the Board for the appointment of Iain Ferguson as Chief Executive effective from 1 May 2003 and Stanley Musesengwa as an executive director from 2 April 2003 (and then as Chief Operating Officer from 1 May 2003).

During the year, two non-executive directors, David Fish and Evert Henkes, were also appointed to the Board. In the case of their appointment, the Committee first considered the particular skills, knowledge and experience that would most benefit the Board. External recruitment consultants were engaged who provided the Committee with a shortlist of potential appointees from which candidates were interviewed and then selected for recommendation to the Board for appointment.

Remuneration Committee
The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Allen Yurko, Chairman	10/10
Richard Delbridge	9/10
David Fish (from 1 December 2003)	4/4
Evert Henkes (from 1 December 2003)	3/4
Keith Hopkins	10/10
Mary Jo Jacobi	7/10
Sir David Lees (until 5 November 2003)	6/6
Carole Piwnica (until 5 November 2003)	6/6

The Committee meets as required usually before each Board meeting. In accordance with best practice, Sir David Lees (the Chairman of the Board) and Carole Piwnica (a non-executive director not deemed by the Board to be independent of management) stood down as members of the Committee on 5 November 2003. From that date, the Committee consisted solely of independent non-executive directors.

The Committee determines and agrees with the Board a policy and broad framework for the remuneration of executive directors and specifically approves the remuneration and other detailed terms of service, including the terms upon which such service is terminated, of the executive directors, the Company Secretary and other members of the Group Management Committee. The Committee also approves the salary and benefits of members of the Group Operational Committee.

The Directors' Remuneration Report on pages 38 to 46 gives more information on the Company's executive remuneration policy and practice, and on the working of the Committee.

Audit Committee
The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Richard Delbridge, Chairman	4/4
David Fish (from 1 December 2003)	1/1
Evert Henkes (from 1 December 2003)	1/1
Keith Hopkins	4/4
Mary Jo Jacobi	2/4
Sir David Lees (until 5 November 2003)	2/2
Carole Piwnica (until 5 November 2003)	2/2
Allen Yurko	4/4

Richard Delbridge succeeded Keith Hopkins as Chairman of the Committee on 31 July 2003. In accordance with best practice, Sir David Lees (the Chairman of the Board) and Carole Piwnica (a non-executive director not deemed by the Board to be independent of management) stood down as members of the Committee on 5 November 2003. From that date, the Committee consisted solely of independent non-executive directors.

All the Committee members have extensive management experience in large international organisations and Richard Delbridge, who is a chartered accountant, is a former group finance director of a FTSE 100 company.

The Committee meets four times each year. The Chairman, Chief Executive, Group Finance Director, Head of Internal Audit and other members of the senior management team (as invited by the Committee), together with the external auditors, usually attend meetings. Non-executive directors who are not members of the Committee are also invited to attend meetings to provide advice as necessary. The minutes of each meeting are circulated to all members of the Board.

During the year, in addition to revising its terms of reference, the Committee updated the formal calendar of items to be considered at each Committee meeting and within the annual audit cycle to ensure that its work was in line with the requirements of the new Code. Accordingly, the main responsibilities of the Committee are:

- to monitor the integrity of the interim and annual financial statements and any formal announcements relating to the Company's financial performance, paying particular attention to significant reporting judgements contained therein;
- to review the Group's internal financial controls and its internal control and risk management systems;
- to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;
- to make recommendations to the Board, for putting to shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;
- to monitor and review the effectiveness of the internal audit function;
- to develop and implement a policy on the engagement of the external auditors to supply non-audit services; and
- to review arrangements by which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters.

The work of the Committee undertaken during the year was as follows:

- meeting prior to the Board meeting at which the interim financial statement and the annual report and financial statements were approved. In doing so, the Committee reviewed significant accounting polices, financial reporting issues and judgements and reports from the external auditors;
- reviewing the effectiveness of the external audit process, the external auditors' strategy and plan, and the qualifications, expertise, resources and independence of the external auditors;
- agreeing the terms of engagement and fee of the external auditors and recommending to the Board that PricewaterhouseCoopers LLP be proposed to shareholders for re-appointment as external auditors to the Group;
- agreeing a policy on auditor independence and the provision of non-audit services by the external auditors;
- receiving and considering regular reports from the Head of Internal Audit on the Group's risk management system, findings from internal audit reviews and the remit, organisation and resources of the internal audit function;
- undertaking a review of the effectiveness of the internal audit function;
- reviewing the potential impact on the Group's financial statements of significant corporate governance and accounting matters and reviewing the progress towards implementation of International Accounting Standards;
- reviewing the findings of the external auditors, their management letters on accounting procedures and internal financial controls and audit representation letters;
- meeting privately with the external auditors and the Head of Internal Audit;
- reviewing procedures under which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters; and
- reviewing an annual report on the Group's system of internal control and its effectiveness and reporting the results of the review to the Board.

The Committee operates a policy to safeguard the objectivity and independence of the external auditors. This policy sets out certain disclosure requirements by the external auditors to the Committee, restrictions on the employment of the external auditors' former employees, partner rotation and procedures for the approval of non-audit services by the external auditors. During the year, the Committee reviewed the processes which PricewaterhouseCoopers LLP have in place to safeguard their independence and received a letter from them confirming that, in their opinion, they remained independent.

The procedure for the provision of non-audit related services by the external auditors is governed by a schedule appended to the policy on auditor independence. This schedule categorises such services between:

- those services which the external auditors are permitted to provide;
- those services which the external auditors are not permitted to provide; and
- those services for which individual projects require approval of the Audit Committee before the external auditors are permitted to provide them.

A report is made to the Committee each time it meets setting out the non-audit services provided by the external auditors in the year-to-date and the fees charged. Details of the amounts paid to the external auditors for audit, audit related work and non-audit work is given in note 4 to the financial statements on page 60.

Having undertaken a review of the non-audit related services provided during the year, the Committee is satisfied that they did not prejudice the external auditors' independence.

Executive Committees

The senior management team operates through two executive Committees, the Group Management Committee and the Group Operational Committee.

The Group Management Committee, which is chaired by Iain Ferguson, Chief Executive, oversees the development and execution of the Group's strategy and has overall responsibility for achieving business results. The Committee comprises the four executive directors, the Director of Group Human Resources and the Company Secretary (who is also the Group's General Counsel).

The Group Operational Committee, which is chaired by Stanley Musesengwa, Chief Operating Officer, is responsible for all aspects of the day-to-day operations and trading of the Group. In addition to Stanley Musesengwa, this Committee comprises the Heads of the Group's four main businesses and the three Group functional leaders.

The two Committees meet regularly, either in person or by video conference, and at least four times a year both Committees meet together.

Risk Management
The Board of Directors has overall responsibility for the Group's system of internal control and risk management. The schedule of written matters reserved to the Board ensures that the directors control, amongst other matters, all significant strategic, financial and organisational issues.

The Group has established a formal risk management programme that assists management throughout the Group to identify, assess and mitigate the key business, financial, operational and compliance risks facing the Group. Under this programme, senior executive management confirms to the Chief Executive and Group Finance Director at least twice a year that these risks are being managed appropriately within their operations and controls have been examined and are effective. The output from each assessment is a list of key strategic, financial, operational and compliance risks with associated action plans and controls to mitigate them where this is possible (and to the extent deemed appropriate taking account of costs and benefits). Responsibility for managing each key risk and the associated mitigating control is allocated to an individual executive within each division. Changes in the status of the key risks and changes to the risk matrix are reported regularly to executive management, the Audit Committee and the Board.

With the assistance of external advisers, the Group has recently reviewed and is improving the risk management framework at Head Office and at a major operating unit with the purpose of developing and defining an enhanced risk management and reporting process for implementation in the Group. It is intended to roll-out the new risk management framework to the Group's major businesses during the year ending 31 March 2005.

Internal Control
The Board of Directors has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The Board delegates to executive management the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the businesses which comprise the Group. These systems of internal control are designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws or regulations.

All the material joint ventures which the Group are party to currently follow the Group's formal systems of internal control and their internal control procedures are regularly reviewed by the Group's internal audit department.

The systems of internal controls are based on a process of identifying, evaluating and managing risks and include the risk management processes set out above. These accord with the guidance in the Turnbull Report and were in place throughout the year and up to the date of the signing of this Report.

The key risks that might hinder the achievement of the Group's business objectives are managed, controlled and monitored by the processes described below:

- the Group's businesses operate under mandatory written policies, operating and procedural manuals to provide an appropriate control environment. The Group Policies and Procedures set out the Group's commitment to competence, integrity and ethical values. These policies are reviewed by the Board annually and changes are made as appropriate to enhance existing control procedures;
- key strategic risks are addressed through the Group's process of preparation of plans by each operating unit and the compilation of these risks in the Group's strategic plan;
- there is a comprehensive annual planning and financial reporting system comparing results with plan and the previous year on a monthly and cumulative basis. This process of planning, budgeting and making short-term forecasts provides early warning of potential financial risks. Revised forecasts for the year are produced at least quarterly. Reports include a monthly cash flow statement projected for 15 months;
- the Chief Executive, Group Finance Director and Chief Operating Officer undertake regular financial and operational reviews of the major operating units within the Group;
- the Chief Executive and the Group Finance Director submit written reports to each Board meeting which include consideration of changing threats and opportunities within the business. The standard Board review of investments and disposals includes identification of major risks that could affect the outcome of each project, with a sensitivity analysis;
- the Company has defined procedures for the authorisation of capital expenditure and investment, granting of guarantees, trading and hedging of currencies and commodities and use of treasury products; and
- formal annual reports and presentations are received by the Board on certain areas of special risk. These include insurance, treasury management, commodity trading, pensions management, safety and environmental issues.

The Audit Committee periodically reviews the effectiveness of the system of internal control through reports from the external auditors and the internal audit department. The internal audit department follows a planned programme of reviews that are aligned to the risks existing in the Group's businesses. They have the authority to review any relevant aspect of the business.

The Board, with the assistance of the Audit Committee, has conducted an annual assessment of the effectiveness of the systems of risk management and internal control during the financial year and up to the date of this Report. The review, which is co-ordinated by the internal audit department, includes a Group-wide certification that effective internal controls are in place and being operated effectively. The internal audit department monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of the department's work during the year. Where weaknesses have been identified, plans for correcting them are also reported. The results of this exercise are summarised for the Audit Committee and the Board. In the event that any significant losses are incurred during the year as a result of the failure of controls, an analysis would form part of the report to the Audit Committee and the Board.

Shareholder Communications

The Chief Executive, Group Finance Director and Head of Investor Relations, with the support of the Chairman, maintain a regular programme of visits and presentations to major institutional shareholders. A report of these discussions and meetings are provided to the Board each time it meets. In addition, all directors receive copies of reports issued by analysts and brokers on the Company.

The Senior Independent Director and the non-executive directors are encouraged to attend presentations to analysts and shareholders, and in particular the presentations that take place on the publication of the Company's interim and annual results.

The Chairman provides feedback to the Board on any matters raised with him by major shareholders and, in the year ending 31 March 2005, the non-executive directors will receive a briefing from the Company's broker on the market's perception of the Group. Major shareholders are offered the opportunity to meet with non-executive directors upon their appointment to the Board.

Some 250 shareholders normally attend the Annual General Meeting and are invited to ask questions and meet informally with the directors after the formal proceedings have ended. The level of proxy votes lodged for and against each resolution are announced at the AGM following each vote on a show of hands and, from the 2004 AGM, abstentions will also be disclosed.

The Company aims to present a balanced and understandable assessment in all its reports to the public and to regulators. Key announcements, financial reports and other information about the Group can be found on the Company's website at www.tateandlyle.com.

Directors' remuneration report

This report has been prepared in accordance with the requirements of the Directors' Remuneration Report Regulations 2002 (the Regulations) and the Listing Rules of the Financial Services Authority. PricewaterhouseCoopers LLP have audited the contents of the report to the extent required by the Companies Act 1985 (the tabular information on pages 43 to 46).

As required by the Regulations, a resolution to approve this report will be proposed at the Annual General Meeting (AGM) on 29 July 2004.

Remuneration Committee

The Remuneration Committee comprises all the independent non-executive directors of the Company. These are: Allen Yurko (Chairman), Richard Delbridge, David Fish (appointed 1 December 2003), Evert Henkes (appointed 1 December 2003), Keith Hopkins and Mary Jo Jacobi. In accordance with best practice, Sir David Lees (Chairman of the Board) and Carole Piwnica (a non-executive director not deemed by the Board to be independent of management) stood down as members of the Committee on 5 November 2003.

The Committee met ten times during the year. Individual members' attendance records at meetings is given in the table on page 34. The Committee reviews its terms of reference annually to ensure they meet best practice. Following this year's review, changes were recommended to the Board and new terms of reference were approved. A copy can be found on the Group's website at www.tateandlyle.com.

The Committee determines the individual remuneration packages of each executive director and other members of the Group Management Committee. This includes base salary, bonus, long-term incentives, benefits, and terms of employment including those upon which their service may be terminated. The Committee also approves the base salary, long-term incentives and benefits of members of the Group Operational Committee.

The Chairman, Chief Executive, Director of Group Human Resources and Company Secretary, who acts as Secretary to the Committee, are normally invited to attend meetings, although not when their own remuneration arrangements are discussed. In addition, non-executive directors who are not members of the Committee are invited to attend meetings to provide advice as required. During the year, the Committee was also materially assisted by the Group Pensions Manager on pensions related issues.

To ensure that the Group's remuneration practices remain market competitive, the Committee receives advice from independent remuneration consultants. The Director of Group Human Resources provides administrative assistance to the Committee in selecting external advisers for formal appointment by the Committee. During the year, the Committee adopted a policy whereby an individual consultant appointed by the Committee to provide advice on the remuneration of executive directors and certain other senior executives shall not also advise general management on the remuneration of any other executives in the Group.

The Committee received advice from external consultants during the year as follows:

- Towers Perrin provided external market data and general advice on levels of senior executive pay and long-term incentives; and
- Kepler Associates provided advice on the design of the 2003 Performance Share Plan.

Towers Perrin also provided the Group with remuneration survey data for other senior employees during the year. In addition, at the request of the Chairman, Towers Perrin provided the Board with advice on non-executive directors' fee levels. Kepler Associates provided no other services to the Group during the year.

Remuneration Policy

This section describes Tate & Lyle's policy for the remuneration of its executive and non-executive directors as at the date of this report and, subject to review, for the foreseeable future.

The Committee is responsible for setting the remuneration of the executive directors in accordance with a policy determined by the Committee and agreed with the Board. This policy is reviewed annually.

The Group's remuneration policy for executive directors and senior executives is to provide remuneration packages which attract, retain and motivate high-calibre individuals to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, the remuneration package is designed:

- to be competitive and commensurate with other international businesses of similar size, particularly those in the food processing industry;
- to align the interests of executives and shareholders by rewarding the creation of sustained growth in shareholder value;
- to reward above average performance;
- to ensure that performance related elements form a significant proportion of the total remuneration package; and
- to take into account local country practice.

The fees of non-executive directors, which are determined by the Board, are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other UK listed companies.

Remuneration Package

The current remuneration package for executive directors consists of short-term rewards (base salary and annual bonus), long-term rewards (share options and performance share awards) and retirement and other benefits. Each of these elements is explained in more detail below.

The performance related elements, when valued at on-target performance levels and on the basis of the expected value of the long-term incentives, comprise approximately 50% of the total remuneration package (excluding post-retirement benefits and allowances paid in lieu of pensions).

Base salary and benefits

The Group's policy is for base salaries to take account of the median relative to similar companies and also to reflect job responsibilities and the sustained level of individual performance. The Remuneration Committee reviews the salary of each executive director annually.

Base salaries for the executive directors following the most recent annual salary review on 1 April 2004 are:

Iain Ferguson	£590,000
Simon Gifford	£422,500
Stanley Musesengwa	£422,500
Stuart Strathdee	£280,000

Executive directors are provided with a company car (or receive a car allowance in lieu) and health insurance. These benefits do not form part of pensionable earnings.

Annual bonus scheme

The Group operates an annual cash bonus scheme for executive directors and senior executives which is determined by reference to the performance of the Group, or appropriate division or subsidiary, primarily against financial objectives. The Group's policy is that annual bonuses are capped at 100% of base salary or lower, dependent on the executive's responsibilities. Bonuses paid to executive directors do not form part of pensionable earnings. The Committee may make discretionary payments in respect of exceptional performance.

For the year ended 31 March 2004, bonuses for executive directors were based on predetermined levels of Group profit before tax, exceptional items and goodwill amortisation. The maximum bonus that could be earned in the year was 100% of base salary for the Chief Executive, 80% of base salary for the Group Finance Director and Chief Operating Officer and 70% of base salary for the Corporate Development Director.

A maximum bonus would only be paid if exceptional financial performance in excess of targets were achieved. There is a threshold level below which no bonus is paid.

Bonuses awarded to the executive directors based on the Group's financial performance for the year ended 31 March 2004 are shown in the table on page 43. The Remuneration Committee reviewed the attainment of the financial targets and agreed the bonus payments.

For the year ending 31 March 2005, the Committee will continue to operate the annual bonus scheme on the same basis described above.

Long-term incentives

The Remuneration Committee believes that performance-based long-term incentive plans provide executive directors and senior executives with long-term rewards that closely align with shareholders' interests and are an important component of the overall executive remuneration package.

In July 2003, shareholders approved the Tate & Lyle 2003 Performance Share Plan. This Plan is operated in parallel with the Executive Share Option Scheme which was introduced in 2000. The Committee believes it is appropriate to operate these two long-term incentive plans in parallel as they each reflect different shareholder preferences for measuring investment performance (namely relative shareholder return against a comparator group of companies and the growth in earnings per share). When considering the level of awards to be made under the two long-term incentive plans, the Remuneration Committee takes into account the value of any combined award and would not expect to make a maximum award under both plans in any one year except in special circumstances. In the year ended 31 March 2004, no individual director received a maximum award under both plans.

(i) 2000 Executive Share Option Scheme

The Group operates a discretionary Executive Share Option Scheme under which options over the Company's ordinary shares may be granted each year to executive directors and other senior executives and employees. The current Executive Share Option Scheme (the 2000 Scheme) was approved by shareholders in July 2000.

Grants of options, which are made annually, are approved by the Remuneration Committee and do not normally exceed 2.0 times base salary for the Chief Executive and 1.5 times for UK-based executive directors. During the year, all option grants were within these limits. The size of option grants to senior executives is based on individual performance and also the potential impact of the individual on the longer-term business results.

Earnings per share performance criteria need to be met before options can be exercised. The Remuneration Committee considers earnings per share to be an important measure of the Group's profitability and provides a suitable means of linking executive rewards with shareholders' interests. The exercise of options is subject to achievement of a performance condition set by the Remuneration Committee. In setting the condition, the Committee sets out to ensure that it is both realistic and challenging and that its achievement would represent appropriately stretching performance. The Committee reviews the performance condition annually.

The achievement or otherwise of the performance condition is assessed by the Committee and this assessment is in turn reviewed by the Company's external auditors.

The performance condition attached to the exercise of options is scaled such that, if over the first three consecutive years, the growth in the Company's normalised earnings per share has exceeded the growth in the UK Retail Price Index excluding mortgage interest payments (RPIX) by an average of:

- at least 3% per year (9.3% over three years), then 50% of options granted may be exercised; and
- at least 4% per year (12.5% over three years), then 100% of options granted may be exercised.

There is no straight line apportionment between the two fixed vesting points. Options previously granted under the 2000 Scheme which do not meet the performance condition in the third year may be exercised in subsequent years (up to ten years after the date the options were granted at which time they will lapse) but only if the appropriate compound performance condition is met. For example, in the fourth year following grant, such options can be exercised if the Company's normalised earnings per share has exceeded the growth in RPIX by:

- at least 12.6%, then 50% of options granted may be exercised; and
- at least 17.0%, 100% of options granted may be exercised.

Removal of retesting provision for future grants

Following a review by the Remuneration Committee, and in accordance with new best practice, the Committee has decided that there will be no retesting of the performance condition for options granted under the 2000 Scheme in the future. Accordingly, options granted in the year ending 31 March 2005 and thereafter which do not meet the performance condition at the end of the three-year performance period will lapse.

(ii) 1992 Executive Share Option Schemes (closed)
Prior to the approval of the 2000 Scheme, options were granted under UK and International Executive Share Option Schemes which were approved by shareholders in 1992 (the 1992 Schemes). The exercise of executive share options granted since November 1995 under the 1992 Schemes is subject to the Group achieving an increase in fully diluted earnings per share of 6% more than the increase in the UK Retail Price Index during any period of three consecutive financial years over the life of the option. Since the approval of the 2000 Scheme, no option grants have been made under the 1992 Schemes.

(iii) 2003 Performance Share Plan
Shareholders approved the Tate & Lyle 2003 Performance Share Plan (the Plan) at the AGM in July 2003. The Remuneration Committee is responsible for the operation of the Plan which supplements the 2000 Scheme.

Executive directors and other selected senior executives are eligible to participate in the Plan at the discretion of the Remuneration Committee. Participants are awarded annually a conditional right to receive a number of Tate & Lyle PLC ordinary shares in value up to a maximum of 100% of base salary and calculated by reference to the average of the daily closing prices of Tate & Lyle PLC ordinary shares during the six months preceding the beginning of the measurement period. The number of shares that a participant receives depends on the Group's performance during the measurement period which is the three years commencing on 1 April in the year of the award.

Performance is measured by comparing the Total Shareholder Return, or 'TSR' (share price growth plus reinvested dividends), from Tate & Lyle PLC relative to a comparator group of companies consisting of the FTSE 100 Index at the start of the measurement period excluding companies in the telecommunications, media, technology and financial services sectors (the comparator group). The Remuneration Committee chose relative TSR for the Plan as it closely aligns executives' and shareholders' interests and is an objective measure of the value created for shareholders. It also considers that the comparator group, consisting of about 60 companies, is appropriate, robust and relevant for Tate & Lyle but will review from time to time its continued validity.

If, at the end of the measurement period, Tate & Lyle ranks in the upper quartile of the comparator group, participants in the Plan will receive all of the shares conditionally awarded to them. If the ranking is at the median level, 25% of the shares will be received. No shares will be received for below median performance. For intermediate rankings between upper quartile and median, participants will receive a proportionate number of shares reducing on a straight-line basis. Irrespective of Tate & Lyle's TSR, before any shares become eligible for release the Remuneration Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

At the end of the three-year measurement period the conditional award is converted into a deferred right to acquire the appropriate number of shares which will not be released to the participant for one further year other than in the specific circumstances set out in the rules of the Plan.

(iv) Sharesave scheme
The Company has a Sharesave scheme that is open to all employees in the UK including executive directors. No performance conditions are attached to options granted under the scheme as it is an all-employee scheme. Options are granted to scheme participants at not less than 80% of the market value of the shares at grant.

Personal shareholding policy
To align the interests of executive directors with those of shareholders, a policy is in place under which executive directors are expected to build and maintain a shareholding in the Company equivalent to one times base salary. Executive directors who have not met their target shareholding are expected to retain a significant proportion of shares acquired through the Company's long-term incentive plans in order to meet their target.

Pensions
The Company's policy is to provide retirement and other benefits which reflect local market practice at median levels. Retirement benefits, in the form of pension and/or lump sums, are provided through tax-approved schemes where possible covering executives in the country and business sector in which they perform their principal duties.

Simon Gifford and Stuart Strathdee are members of the Tate & Lyle Group Pension Scheme and are eligible at age 60 for a pension equal to two-thirds of their basic salary in the highest of their last five completed tax years. The benefit also includes a widow's pension payable on a director's death and a lump sum on death in service. Once in payment to a director or his widow, the pension is increased each year in line with the Retail Price Index up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable.

Stanley Musesengwa is also a member of the Tate & Lyle Group Pension Scheme and is eligible at age 62 for a pension equal to 49.16% of his basic salary in the highest of his last five completed tax years but limited to the UK Inland Revenue Earnings Cap. The benefit also includes a widow's pension payable on his death and a lump sum on death in service. Once in payment to him or his widow, the pension is increased each year in line with the Retail Price Index up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable.

Iain Ferguson is not a member of the Tate & Lyle Group Pension Scheme and accordingly accrues no pension benefits. The Group's policy is that, to the extent that executive directors receive salary which is not pensionable on a tax approved basis, they are paid a cash allowance calculated as a percentage of base salary from which they make their own pension arrangements.

Details of the accrued pension benefits for those executive directors who participate in Tate & Lyle Group Pension Scheme as well as details of allowances paid in lieu of pensions are given on page 44.

External appointments

The Board believes that the Company can benefit from its executive directors holding a non-executive directorship. Such appointments are subject to the approval of the Board and are normally restricted to one for each executive director. Fees may be retained by the executive director concerned.

Iain Ferguson serves as a non-executive director of Sygen International plc and retains the fees paid to him which, during the year, were £29,000. Stuart Strathdee serves as a non-executive director of James Finlay Limited and retains the fees paid to him which, during the year, were £15,000.

Service Contracts

Policy

Since 1999, the Company's policy has been that contracts for new executive directors should be terminable by the Company on a maximum of one year's notice, except in special circumstances, and by the individual director on up to six months' notice.

In the event of early termination of an executive director's contract, the Company's policy is to take legally appropriate mitigation factors into account in determining the amount of compensation payable to an executive director.

Executive directors

In accordance with the Group's policy, both Iain Ferguson and Stanley Musesengwa were appointed during the year on contracts which are terminable by the Company on not more than one year's notice and by the individual director on six months' notice.

Simon Gifford and Stuart Strathdee, who were appointed to the Board before 1999, each had service contracts as at 31 March 2004 which were terminable by the Company on not less than two years' notice and by the individual director on six months' notice. However, following a review by the Remuneration Committee, and in accordance with best practice, the notice period of both contracts will now reduce progressively after 31 March 2004 so that by 31 March 2005 the notice period will be 52 weeks. No compensation was paid in relation to this reduction.

As regards mitigation, in a case where the Company seeks early termination of the contract (other than where summary dismissal is appropriate), the service contracts for Iain Ferguson and Stanley Musesengwa, both signed in 2003, give the Company the right, but not the obligation, to pay in lieu of notice the salary and contractual benefits which the director would have received during the notice period. Accordingly, the Company may elect to make a reduced payment under those service contracts, or require phased payment, so as to ensure the relevant director fulfils his obligation to mitigate his losses.

In the case of the older contracts of Simon Gifford and Stuart Strathdee, if the Company seeks early termination of the service contract (other than where summary dismissal is appropriate) the Company is contractually obliged to provide compensation to the director equivalent to the value of the salary and contractual benefits which he would have received during the notice period.

The details of the executive directors' service contracts as at the date of this report are given in the table below.

Director	Date of service contract	Unexpired term	Notice period
Iain Ferguson	15 April 2003	52 weeks	52 weeks
Simon Gifford	26 February 1996	95 weeks	95 weeks[1]
Stanley Musesengwa	4 June 2003	52 weeks	52 weeks
Stuart Strathdee	1 November 1995	95 weeks	95 weeks[1]

1. The notice period is reducing from 104 weeks as at 31 March 2004 by one week at the end of each successive week so that by 31 March 2005 it will be 52 weeks. As at the date of this report, the notice period, on this reducing basis, is 95 weeks.

Former executive director

John Walker retired as an executive director on 2 April 2003. Following his retirement from the Board, he has remained an employee of the Company and is continuing to assist the Group's European sugar businesses until he reaches his contractual retirement age of 60 in August 2004. He continues to be provided with a company car and health insurance but he is not eligible to participate in the annual bonus scheme or the Company's long-term incentive plans. His salary, which was reduced to £190,000 per annum when he left the Board, will not be reviewed again before he retires.

Non-executive Directors' Terms of Appointment

Chairman

Sir David Lees was appointed non-executive Chairman on 1 October 1998 for an initial period of three years. This appointment was extended by the Board upon the recommendation of the Nominations Committee until 30 September 2002, and continues thereafter terminable by the Company or Sir David on not less than one year's notice. His fees, which are reviewed annually, are determined by the Board on the recommendation of the Remuneration Committee.

Non-executive directors

The non-executive directors do not participate in the Group's incentive schemes, nor do they receive other benefits except as described below. With the exception of Larry Pillard, they do not participate in the Group's pension schemes. Larry Pillard is in receipt of a pension from the Tate & Lyle North America retirement plan following his retirement from executive service on 31 December 2002 having elected to draw his pension early in accordance with the terms of the plan's rules.

The non-executive directors do not have service contracts or notice periods, but under the terms of their appointment they are usually expected to serve on the Board for between three and nine years (with a review every three years), subject to their re-election by shareholders in general meeting. Non-executive directors have no right to compensation on the early termination of their appointment.

On the recommendation of the Nominations Committee, and following a performance review, the Board decided to extend the term of appointment of Allen Yurko, who joined the Board in April 1996, until the 2005 AGM and the appointment of Richard Delbridge, who joined the Board in September 2000, until 31 August 2006, subject to his re-election by shareholders at the 2004 AGM.

The fees received by the non-executive directors are determined by the Board. The basic fee for serving as a non-executive director was increased from £32,500 per annum to £38,000 per annum on 1 January 2004, the previous increase having been in April 2002. The basic fee for serving as the Senior Independent Director is £45,000 per annum.

An additional fee is paid to the Chairmen of the Audit and Remuneration Committees to reflect the extra responsibilities attached to these positions. With effect from 1 January 2004, the additional fee received by the Chairman of the Audit Committee was increased from £4,063 per annum to £6,500 per annum and the additional fee received by the Chairman of the Remuneration Committee was increased from £4,063 per annum to £4,250 per annum.

Carole Piwnica has a consultancy agreement with the Group which was entered into on 14 August 2000. This agreement was for an initial three-year period and thereafter until terminated by either party giving not less than 12 months' written notice. The Remuneration Committee approved an increase in the fee paid to Carole Piwnica under this agreement from €270,000 (£187,641) to €321,000 (£223,084) per annum on 1 January 2004 (this was the first increase since the consultancy agreement was entered into). In recognition of her consultancy services, she holds the position of 'Non-Executive Vice-Chairman, Government Affairs' for Tate & Lyle. Until 31 December 2003 she also received £4,063 per annum in addition to her basic fee as a non-executive director. From 1 January 2004, she no longer receives this additional fee.

Performance Graph

The graph below, as required under the Directors' Remuneration Report Regulations 2002, illustrates the cumulative total shareholder return performance (share price growth plus reinvested dividends) of Tate & Lyle PLC against a 'broad equity market index' over the past five years. The FTSE 100 is considered to be the most appropriate benchmark for this purpose as, although the Company is not a constituent of the FTSE 100, during the relevant period it has remained in or just outside the UK's top 100 companies by market capitalisation.

Tate & Lyle 5-year Cumulative
Total Shareholder Return
Source: Bloomberg


60%
40%
20%
0%
-20%
-40%
-60%
March
00
01
02
03
04
Tate & Lyle PLC
FTSE 100

Directors' emoluments

The following table shows the emoluments of Tate & Lyle PLC's directors for the year ended 31 March 2004, excluding pensions, details of which are given on page 44.

	Salary and fees £000	Allowances[6] £000	Benefits[7] £000	Annual bonus[8] £000	Total year to 31 March 2004 £000	Total year to 31 March 2003 £000
Chairman						
Sir David Lees	**246**	**–**	**17**	**–**	**263**	248
Executive directors						
Iain Ferguson[1]	**504**	**–**	**8**	**219**	**731**	–
Simon Gifford	**405**	**–**	**13**	**203**	**621**	781
Stanley Musesengwa[2]	**389**	**5**	**9**	**165**	**568**	–
Stuart Strathdee	**250**	**–**	**10**	**114**	**374**	403
John Walker[3]	**2**	**–**	**–**	**–**	**2**	461
Non-executive directors						
Richard Delbridge	**40**	**–**	**–**	**–**	**40**	33
David Fish[4]	**12**	**–**	**–**	**–**	**12**	–
Evert Henkes[4]	**12**	**–**	**–**	**–**	**12**	–
Keith Hopkins	**35**	**–**	**–**	**–**	**35**	37
Mary Jo Jacobi	**34**	**–**	**–**	**–**	**34**	33
Larry Pillard	**34**	**–**	**1**	**–**	**35**	1 020
Carole Piwnica[5]	**233**	**–**	**–**	**–**	**233**	210
Allen Yurko	**38**	**–**	**–**	**–**	**38**	37
Totals	**2 234**	**5**	**58**	**701**	**2 998**	3 263

1. Part of period (Iain Ferguson was appointed to the Board from 1 May 2003).
2. Part of period (Stanley Musesengwa was appointed to the Board from 2 April 2003).
3. Part of period (John Walker retired from the Board on 2 April 2003). He remains an employee of the Company and for the period during the year in which he did not serve as a director he was paid a salary £188,538 and received benefits of £8,573. Further details of his remuneration are given on page 41.
4. Part of period (David Fish and Evert Henkes were both appointed to the Board from 1 December 2003).
5. Carole Piwnica's total salary is made up of her fee of £36,922 (2003 – £36,563) for serving as a non-executive director of Tate & Lyle, and €282,750 (2004 – £196,545) (2003 – €270,000; £173,266) paid to her under the consultancy agreement with the Group, the details of which are given on page 42.
6. Details of pension related payments made to Iain Ferguson and Stanley Musesengwa are set out in the section on Directors' Pension Provision on page 44. The allowance for Stanley Musesengwa relates to a housing allowance. This ceased to be paid on his appointment as Chief Operating Officer on 1 May 2003.
7. Executive directors' benefits include the provision of a car (or cash allowance in lieu) and health insurance. Benefits for the Chairman include the use of a car, the running and associated costs of which are borne partially by the Company. The benefit for Larry Pillard relates to tax advice provided in relation to the period when he served as Chief Executive. No further such benefits are due to Mr Pillard.
8. In addition to the bonus payable under the executive bonus scheme based on the Group's financial performance for the year ended 31 March 2004, the bonuses for Simon Gifford and Stuart Strathdee include amounts of £31,250 and £10,000 respectively in relation to discretionary payments awarded by the Remuneration Committee in recognition of their additional responsibilities, in the case of Simon Gifford, as Acting Chief Executive in the period from 1 April to 30 April 2003 and, in the case of Stuart Strathdee, for taking overall management responsibility for the sucralose business during the financial year.

No remuneration was paid to former directors in the year to 31 March 2004 other than to John Walker who retired from the Board on 2 April 2003 but remains an employee of the Group. Details of his remuneration are given in note 3 above and on page 41.

Directors' pension provision

The information below sets out the disclosures required under both the Listing Rules of the Financial Services Authority and the Directors' Remuneration Report Regulations 2002.

	Age at 31 March 2004	Defined Benefit Schemes						
		Accumulated total accrued pension at year-end[1] £000	Increase in accrued pension during the year[2] £000	Increase in accrued pension during the year (net of inflation)[3] £000	Transfer value of increase in accrued pension (net of inflation)[4] £000	Transfer value of accrued pension at start of year[5] £000	Transfer value of accrued pension at year-end[6] £000	Increase in transfer value for the year[7] £000
Simon Gifford	57	270	17	10	166	3 961	4 690	729
Stanley Musesengwa	51	14	3	3	37	94	161	67
Stuart Strathdee	52	147	14	10	131	1 359	1 867	508

1. The figure shown represents the amount of pension benefits, based on service, pensionable earnings and, where appropriate, transferred pension rights, which would have been preserved for each director had he left service on 31 March 2004.
2. For each director, the figure represents the difference between the total accrued pension at 31 March 2004 and the corresponding pension a year earlier. No allowance is made for inflation.
3. For each director, the figure represents the difference between the accrued pension at 31 March 2004 and the corresponding pension a year earlier. The figures quoted include an adjustment for inflation in accordance with the Listing Rules of the Financial Services Authority.
4. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the inflation adjusted increase in the total accrued pension for the year.
5. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 1 April 2003.
6. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 31 March 2004.
7. The figures shown represent the increase in the transfer values from 1 April 2003 to 31 March 2004.

Payments of £201,666 and £145,083 were made to Iain Ferguson and Stanley Musesengwa respectively during the year as an allowance in lieu of pension, calculated as a percentage of base salary, from which they make their own pension arrangements. Iain Ferguson is not a member of the Tate & Lyle Group Pension Scheme and accordingly accrues no pension benefit. Stanley Musesengwa is a member of the Tate & Lyle Group Pension Scheme but his pension benefit, as detailed in the above table, only relates to that part of his salary up to the UK Inland Revenue Earnings Cap (£99,000 per annum for the tax year 2003/04).

John Walker retired from the Board on 2 April 2003. He did not accrue any pension benefit in the two days he served as a director during the year. The transfer value of his pension accrued at 31 March 2003 was £3,343,000.

Directors' long-term incentives

i) Share Option Schemes

Options over Tate & Lyle PLC ordinary shares granted under the Executive Share Option Schemes and the Sharesave Scheme and held by the executive directors as at 1 April 2003 (or, if later, their date of appointment) and 31 March 2004 were as follows:

Director	At 1 April 2003	Granted	Exercised	Lapsed	At 31 March 2004	Exercise price (pence)	Earliest exercise date	Latest exercise date	Notes
Iain Ferguson	–	245 718	–	–	245 718	335.75	18.06.06	17.06.13	6
	–	6 032	–	–	6 032	264	01.08.08	31.01.09	7
	–	251 750	–	–	251 750				
Simon Gifford	7 000	–	–	(7 000)	–	404	–	–	1
	4 000	–	–	–	4 000	425	28.11.97	27.11.04	1
	13 500	–	–	–	13 500	463	04.12.98	03.12.05	3
	20 000	–	–	–	20 000	473	30.01.99	29.01.06	3
	30 000	–	–	–	30 000	483	29.11.99	28.11.06	3
	46 912	–	–	–	46 912	470.50	28.11.00	27.11.07	3
	68 175	–	–	–	68 175	336	17.12.01	16.12.08	3
	46 357	–	–	–	46 357	428.25	01.12.02	30.11.09	3
	14 945	–	–	–	14 945	274	12.06.03	11.06.10	3
	134 378	–	–	–	134 378	293.50	05.08.03	04.08.10	4
	139 860	–	–	–	139 860	286	15.06.04	14.06.11	5
	152 202	–	–	–	152 202	374.50	17.06.05	16.06.12	6
	–	120 625	–	–	120 625	335.75	18.06.06	17.06.13	6
	9 271	–	–	–	9 271	182	01.03.06	31.08.06	7
	686 600	120 625	–	(7 000)	800 225				

i) Share Option Schemes continued

Director	At 1 April 2003	Granted	Exercised	Lapsed	At 31 March 2004	Exercise price (pence)	Earliest exercise date	Latest exercise date	Notes
Stanley Musesengwa	5 000	–	–	–	5 000	438	09.05.97	08.05.04	1
	13 000	–	–	–	13 000	425	28.11.97	27.11.04	1
	15 000	–	–	–	15 000	463	04.12.98	03.12.05	3
	7 500	–	–	–	7 500	483	29.11.99	28.11.06	3
	3 460	–	–	–	3 460	470.50	28.11.00	27.11.07	3
	26 785	–	–	–	26 785	336	17.12.01	16.12.08	3
	21 454	–	–	–	21 454	428.25	01.12.02	30.11.09	3
	70 437	–	–	–	70 437	274	12.06.03	11.06.10	3
	71 678	–	–	–	71 678	286	15.06.04	14.06.11	5
	88 117	–	–	–	88 117	374.50	17.06.05	16.06.12	6
	–	119 136	–	–	119 136	335.75	18.06.06	17.06.13	6
	322 431	119 136	–	–	441 567				
Stuart Strathdee	20 000	–	–	(20 000)	–	385	–	–	1,2
	15 000	–	–	(15 000)	–	404	–	–	1
	20 000	–	–	–	20 000	425	28.11.97	27.11.04	1
	40 000	–	–	–	40 000	463	04.12.98	03.12.05	3
	10 000	–	–	–	10 000	483	29.11.99	28.11.06	3
	4 500	–	–	–	4 500	470.50	28.11.00	27.11.07	3
	23 939	–	–	–	23 939	336	17.12.01	16.12.08	3
	16 110	–	–	–	16 110	428.25	01.12.02	30.11.09	3
	98 126	–	–	–	98 126	293.50	05.08.03	04.08.10	4
	89 160	–	–	–	89 160	286	15.06.04	14.06.11	5
	94 125	–	–	–	94 125	374.50	17.06.05	16.06.12	6
	–	55 845	–	–	55 845	335.75	18.06.06	17.06.13	6
	3 522	–	(3 522)	–	–	220	–	–	7
	625	–	–	–	625	304	01.08.05	31.01.06	7
	–	2 838	–	–	2 838	260	01.03.07	31.08.07	7
	435 107	58 683	(3 522)	(35 000)	455 268				

Details of options over Tate & Lyle PLC ordinary shares exercised during the year are shown below.

Director	Shares issued on exercise	Date of grant	Exercise price	Market price on date of exercise	Shares retained on exercise	Note
Stuart Strathdee	3 522	29.06.00	220	343	3 522	7

1. Options granted under the 1992 Executive Scheme with no performance condition attached.
2. Total includes options granted in May 1993 which were exercisable at a discount of 15% subject to the satisfaction of performance criteria. These options lapsed unexercised during the year.
3. Options granted under the 1992 Executive Scheme with a performance condition attached. The performance condition is described on page 40. These options are exercisable as the performance condition attached to the options were met following the retest in 2004.
4. Options granted under the 2000 Executive Scheme with a performance condition attached. The performance condition is described on page 39. These options, which were granted in 2000, have not yet met their performance condition. The options will be retested in 2005 (from a fixed base).
5. Options granted in 2001 under the 2000 Executive Scheme with a performance condition attached. The performance condition is described on page 39. These options will be exercisable from 15 June 2004 as the performance condition attached to these options was met on its first test.
6. Options granted under the 2000 Executive Scheme with a performance condition attached. The performance condition is described on page 39. These options are not exercisable as they are less than three years old.
7. Options held, granted or exercised under the sharesave scheme. As the sharesave scheme is an all-employee share scheme, no performance conditions are attached.

The aggregate of the theoretical gain made by directors on the exercise of all options during the year was £4,332 (2003 – nil). This is calculated by reference to the difference between the closing mid-market price of the shares on the date of the exercise and the exercise price of the options, disregarding whether such shares where sold or retained on exercise, and is stated before tax.

The market price of the Company's ordinary shares at the close of business on 31 March 2004 was 297.25p and the range during the year to 31 March 2004 was 273p to 361.50p.

ii) Performance Share Plan

The table below shows the awards over Tate & Lyle PLC ordinary shares made to directors during the year under the 2003 Performance Share Plan (the Plan). The Plan was approved by shareholders at the AGM in July 2003. The awards shown in the table below are the first to be made under the Plan and, accordingly, no directors currently hold any deferred rights over Tate & Lyle PLC ordinary shares under the Plan. No shares vested, lapsed or were released to directors during the year.

Director	Date of award	Number of shares	Performance period	Earliest exercise date	Latest exercise date
Iain Ferguson	01.08.03	175 159	01.04.03 – 31.03.06	01.04.07	31.03.13
Simon Gifford	01.08.03	96 736	01.04.03 – 31.03.06	01.04.07	31.03.13
Stanley Musesengwa	01.08.03	95 541	01.04.03 – 31.03.06	01.04.07	31.03.13
Stuart Strathdee	01.08.03	59 713	01.04.03 – 31.03.06	01.04.07	31.03.13

The performance conditions attached to the awards are described on page 40. Awards take the form of nil cost options. The closing mid-market price on the date that the shares were awarded was 343p.

Directors' interests in Tate & Lyle shares

	Ordinary shares 2004	2003
Richard Delbridge	**30 000**	30 000
Iain Ferguson	**5 000**	–
David Fish	**11 750**	–
Simon Gifford	**161 321**	160 833
Evert Henkes	**–**	–
Keith Hopkins	**6 610**	6 610
Mary Jo Jacobi	**3 000**	3 000
Sir David Lees	**35 000**	35 000
Stanley Musesengwa	**1 000**	–
Larry Pillard	**17 374**	17 374
Carole Piwnica	**6 612**	6 612
Stuart Strathdee	**41 109**	31 398
Allen Yurko	**5 000**	5 000

All the above interests are beneficially held.

Iain Ferguson, Simon Gifford, Stanley Musesengwa and Stuart Strathdee, together with all employees, had beneficial interests in 8,528,318 ordinary shares at 1 April 2003 and 11,439,153 ordinary shares at 31 March 2004, acquired by the Tate & Lyle Employee Benefit Trust to satisfy options granted under the Executive Share Option Scheme.

There were no changes in directors' interests in the period from 1 April 2004 to 2 June 2004.

No director had interests in any class of shares other than ordinary shares.

The Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe for shares.

By order of the Board
Robert Gibber
Company Secretary
2 June 2004

Financial contents

Auditors' report

Independent Auditors' Report to the Members of Tate & Lyle PLC
We have audited the financial statements which comprise the primary financial statements such as the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report (the auditable part).

Respective Responsibilities of Directors and Auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only: the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Review and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2004 and of the profit and cash flows of the Group for the year ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place
London WC2N 6RH
2 June 2004

Group profit and loss account

Notes		Year to 31 March 2004 Before exceptional items £ million	Exceptional items £ million	Total £ million	Year to 31 March 2003 £ million
3	**Group sales**	**2 874**	**–**	**2 874**	2 849
3	Share of sales of joint ventures and associates	**293**	**–**	**293**	318
3	Total sales	**3 167**	**–**	**3 167**	3 167
	Group operating profit:				
	Before goodwill amortisation and operating exceptional items	**214**	**–**	**214**	219
	Goodwill amortisation	**(8)**	**–**	**(8)**	(8)
5	Operating exceptional items – impairment of assets	**–**	**–**	**–**	(39)
4	**Group operating profit**	**206**	**–**	**206**	172
	Share of operating profits of joint ventures and associates	**37**	**6**	**43**	35
	Total operating profit	**243**	**6**	**249**	207
	Non-operating exceptional items:				
5	Write-downs on planned sales of businesses	**–**	**–**	**–**	(12)
5	(Loss)/profit on sale or termination of businesses	**–**	**(6)**	**(6)**	19
5	Loss on sale of fixed assets	**–**	**–**	**–**	(1)
	Profit before interest	**243**	**–**	**243**	213
7	Interest receivable and similar income	**27**	**–**	**27**	31
8	Interest payable and similar charges	**(50)**	**–**	**(50)**	(60)
5,7,8	Share of net interest (payable)/receivable of joint ventures and associates	**(1)**	**5**	**4**	3
	Profit before taxation	**219**	**5**	**224**	187
9	Taxation			**(69)**	(57)
	Profit after taxation			**155**	130
	Minority interests – equity			**(1)**	2
	Profit for the year			**154**	132
10	Dividends paid and proposed – including on non-equity shares			**(88)**	(86)
	Retained profit for the year			**66**	46

Notes			
	Earnings per share		
11	Basic	**32.7p**	27.8p
11	Diluted	**32.6p**	27.7p

Notes			
	Before goodwill amortisation and exceptional items		
	Profit before taxation	**227**	228
11	Diluted earnings per share	**33.9p**	33.0p

There is no material difference between the Group's results as stated above and its results prepared on a historical cost basis.

All results to 31 March 2004 arise from continuing activities. The results to 31 March 2003 included sales of £91 million and a loss of £1 million in respect of discontinued activities.

Balance sheet

Notes		As at 31 March 2004 Group £ million	As at 31 March 2003 Group £ million	As at 31 March 2004 Tate & Lyle PLC £ million	As at 31 March 2003 Tate & Lyle PLC £ million
	Fixed assets				
12	Intangible assets	**136**	154	**–**	–
13	Tangible assets	**1 062**	1 176	**–**	–
14	Investments in subsidiary undertakings	**–**	–	**2 848**	2 397
15	Investments in joint ventures:				
	– Share of gross assets	***290***	*300*	**–**	–
	– Share of gross liabilities	***(96)***	*(128)*	**–**	–
		194	172	**–**	–
15	Investments in associates	**3**	2	**–**	–
16	Other investments	**57**	61	**38**	28
		1 452	1 565	**2 886**	2 425
	Current assets				
17	Stocks	**273**	310	**–**	–
18	Debtors – due within one year				
	– Subject to financing arrangements:				
	– Debtors	***60***	*66*	**–**	–
	– Less: Non-returnable amounts received	***(46)***	*(53)*	**–**	–
		14	13	**–**	–
	– Other debtors due within one year	**285**	354	**35**	32
18	Debtors – due after more than one year	**38**	31	**3**	3
19	Investments	**112**	127	**–**	–
	Cash at bank and in hand	**42**	45	**–**	–
		764	880	**38**	35
	Creditors – due within one year				
20	Borrowings	**(30)**	(100)	**(1 749)**	(1 182)
20	Other creditors	**(407)**	(493)	**(93)**	(70)
	Net current assets/(liabilities)	**327**	287	**(1 804)**	(1 217)
	Total assets less current liabilities	**1 779**	1 852	**1 082**	1 208
	Creditors – due after more than one year				
21	Borrowings, including convertible debt	**(512)**	(543)	**(375)**	(419)
22	Other creditors	**(5)**	(4)	**–**	–
23	**Provisions for liabilities and charges**	**(246)**	(261)	**–**	–
	Total net assets	**1 016**	1 044	**707**	789
	Capital and reserves				
27	Called up share capital	**123**	123	**123**	123
28	Share premium account	**383**	381	**383**	381
28	Revaluation reserve	**37**	32	**–**	–
28	Other reserves	**81**	74	**–**	–
28	Profit and loss account	**365**	402	**201**	285
	Shareholders' funds (including non-equity interests)	**989**	1 012	**707**	789
	Minority interests – equity	**27**	32	**–**	–
		1 016	1 044	**707**	789

The financial statements were approved by the Board of Directors on 2 June 2004 and signed on its behalf by:

Sir David Lees, Iain Ferguson, Simon Gifford Directors
Registered No. 76535

The notes on pages 56 to 89 form part of these financial statements.

Group statement of cash flows

Notes		Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
29	**Net cash inflow from operating activities**	**289**	323
	Dividends received from joint ventures	**8**	10
	Returns on investments and servicing of finance		
	Interest paid	**(58)**	(51)
	Interest received	**23**	30
	Dividends paid to minority interests in subsidiary undertakings	**(1)**	(2)
		(36)	(23)
	Taxation paid	**(74)**	(7)
	Capital expenditure and financial investment		
	Purchase of tangible fixed assets	**(118)**	(75)
	Sale of tangible fixed assets	**2**	1
	Purchase of fixed asset investments	**(11)**	(15)
	Sale of fixed asset investments	**22**	4
		(105)	(85)
	Acquisitions and disposals		
37	Sale of subsidiaries	**39**	55
38	Acquisition of joint ventures and associates	**(15)**	–
		24	55
	Equity dividends paid	**(87)**	(84)
	Net cash inflow before financing and management of liquid resources	**19**	189
	Management of liquid resources		
	Increase/(decrease) in current asset investments	**21**	(67)
	Net cash inflow before financing	**40**	122
	Financing		
	Issue of shares	**2**	–
	Repayment of borrowings due after one year	**(4)**	(245)
	New borrowings due after one year	**16**	195
	Decrease in short-term borrowings	**(37)**	(104)
	Net cash outflow from financing	**(23)**	(154)
31	**Increase/(decrease) in cash in the year**	**17**	(32)

Net cash inflows from exceptional items were £63 million (2003 – £56 million) comprising: sale of tangible fixed assets £2 million (2003 – £1 million); sale of fixed asset investments of £22 million (2003 – £nil); and sale of subsidiaries of £39 million (2003 – £55 million).

Group statement of total recognised gains and losses

	Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
Profit for the year		
– Group	**125**	116
– Joint ventures and associates	**29**	16
	154	132
Exchange difference on foreign currency net investments	**(63)**	(66)
Taxation on exchange difference on foreign currency net investments	**(28)**	(21)
Total recognised gains and losses for the year	**63**	45

Group reconciliation of movements in shareholders' funds

	Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
Opening shareholders' funds	**1 012**	1 043
Movements during the year		
– Total recognised gains and losses for the year	**63**	45
– Dividends	**(88)**	(86)
– Issue of shares	**2**	1
– Goodwill on disposals transferred to the profit and loss account	**–**	9
	(23)	(31)
Closing shareholders' funds	**989**	1 012

Analysis of shareholders' funds

	As at 31 March 2004 £ million	As at 31 March 2003 £ million
Non-equity interests		
– 6½% cumulative preference shares	**2**	2
Equity interests	**987**	1 010
Shareholders' funds	**989**	1 012

Segmental analysis of total sales

By activity	United Kingdom £ million	Other European countries £ million	Americas £ million	Rest of the World £ million	Total £ million	Year to 31 March 2003 £ million
	Geographical markets supplied Year to 31 March 2004					
By class of business:						
– Sweeteners and Starches – Americas	–	–	**1 219**	–	**1 219**	1 147
– Sweeteners and Starches – Europe	**565**	**771**	–	–	**1 336**	1 331
– Sweeteners and Starches – Rest of the World	–	–	–	**412**	**412**	354
– Animal feed and bulk storage	**52**	**92**	**2**	**49**	**195**	308
– Other	**1**	–	–	**4**	**5**	27
Total at 31 March 2004	**618**	**863**	**1 221**	**465**	**3 167**	3 167
By region of origin:						
– *United Kingdom*	**574**	**29**	–	**21**	**624**	658[1]
– Other European countries	–	**720**	**3**	**22**	**745**	778
– Americas	**1**	**41**	**1 216**	**28**	**1 286**	1 298
– Rest of the World	**43**	**73**	**2**	**394**	**512**	433[1]
Total at 31 March 2004	**618**	**863**	**1 221**	**465**	**3 167**	3 167
Total at 31 March 2003	614	951	1 207	395	3 167	

1. Prior year classifications have been restated in accordance with current year definitions.

Sales analyses in the above tables include only sales to third parties. Inter-segmental sales totalled £120 million (2003 – £167 million).

The segmental analysis of turnover by class of business for the year to 31 March 2003 contains £10 million in 'Sweeteners and Starches – Americas' and £81 million in 'Animal feed and bulk storage' relating to businesses disposed of during that year.

Included in the above is sales of joint ventures and associates as follows:

Joint ventures and associates	Continental Europe £ million	Americas £ million	Rest of the World £ million	Total £ million	Year to 31 March 2003 £ million
	Geographical markets supplied Year to 31 March 2004				
By business:					
– Sweeteners and Starches – Americas	–	**123**	–	**123**	145
– Sweeteners and Starches – Europe	**163**	–	–	**163**	167
– Sweeteners and Starches – Rest of the World	–	–	**4**	**4**	2
– Animal feed and bulk storage	**3**	–	–	**3**	4
Total at 31 March 2004	**166**	**123**	**4**	**293**	318
Total at 31 March 2003	167	145	6	318	

Segmental analysis of profit before taxation

By class of business	Year to 31 March 2004 Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches			
– Americas	**127**	**2**	**129**
– Europe	**111**	**–**	**111**
– Rest of the World	**8**	**–**	**8**
	246	**2**	**248**
Animal feed and bulk storage	**6**	**(2)**	**4**
Other businesses and activities	**(9)**	**–**	**(9)**
Total profit before interest	**243**	**–**	**243**
Net interest expense	**(24)**	**5**	**(19)**
Profit before taxation	**219**	**5**	**224**

	Year to 31 March 2003 Continuing activities £ million	Discontinued activities £ million	Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches					
– Americas	135	1	136	(25)	111
– Europe	107	–	107	(12)	95
– Rest of the World	11	–	11	4	15
	253	1	254	(33)	221
Animal feed and bulk storage	4	(2)	2	1	3
Other businesses and activities	(10)	–	(10)	(1)	(11)
Total profit/(loss) before interest	247	(1)	246	(33)	213
Net interest expense			(26)	–	(26)
Profit/(loss) before taxation			220	(33)	187

The above figures include goodwill amortisation charged to the ongoing activities of the sweeteners and starches business as follows: Americas – £4 million (2003 – £4 million); Europe – £4 million (2003 – £4 million).

By geographical segment	Year to 31 March 2004 Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million	Year to 31 March 2003 Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
United Kingdom	**45**	**1**	**46**	48	(1)	47
Other European countries	**63**	**(2)**	**61**	54	(12)	42
North America	**118**	**1**	**119**	123	(24)	99
Rest of the World	**17**	**–**	**17**	21	4	25
Total profit/(loss) before interest	**243**	**–**	**243**	246	(33)	213
Net interest expense	**(24)**	**5**	**(19)**	(26)	–	(26)
Profit/(loss) before taxation	**219**	**5**	**224**	220	(33)	187

Segmental analysis of net operating assets

By class of business	As at 31 March 2004 £ million	As at 31 March 2003 £ million
Sweeteners and starches		
– Americas	**630**	691
– Europe	**828**	870
– Rest of the World	**62**	57
	1 520	1 618
Animal feed and bulk storage	**39**	42
Other businesses and activities	**–**	(1)
Net operating assets	**1 559**	1 659
Unallocated net liabilities – dividends and tax	**(155)**	(144)
Net borrowings	**(388)**	(471)
Total net assets	**1 016**	1 044

Net operating assets **By geographical segment**	As at 31 March 2004 £ million	As at 31 March 2003 £ million
United Kingdom	**383**	345
Other European countries	**487**	541
North America	**618**	687
Rest of the World	**71**	86
	1 559	1 659

Notes to the financial statements

1 Accounting policies

Basis of preparation

a) Accounting policies

The accounts are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

The Group's accounting policies are unchanged compared with the year ended 31 March 2003.

b) Discontinued activities

There were no activities classified as discontinued during the year. In the comparative period, Western Sugar contributed a profit of £1 million prior to its disposal in April 2002, while the US and Canadian molasses and third party liquid storage businesses made a loss of £2 million prior to their disposal in March 2003.

Basis of consolidation

The Group's financial statements comprise the financial statements of the Company and its subsidiary undertakings. An undertaking is regarded as a subsidiary undertaking if the Company has control over its operating and financial policies.

As permitted by Section 230 of the Companies Act 1985, the Company's own profit and loss account is not presented in these financial statements.

An undertaking is regarded as a joint venture if the Group has joint control over its operating and financial policies and as an associate if the Group holds a participating interest and has significant influence, but not control, over its operating and financial policies. Significant influence generally exists where the Group holds more than 20% and less than 50% of the shareholders' voting rights. Joint ventures and associates are accounted for under the equity method whereby the Group's profit and loss account includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets (shown gross in the case of joint ventures).

Unless stated otherwise, business combinations are accounted for by the acquisition method of accounting whereby the Group's results include the results of the acquired business from the effective date of acquisition. Where a business is sold, its results are included in the Group's results to the effective date of disposal.

Goodwill

Goodwill arises under the acquisition method of accounting for business combinations and represents the difference between the fair value of the purchase consideration and the interest acquired by the Group in the fair value of the identifiable assets and liabilities of the acquired business at the date of acquisition.

On acquisitions completed after 26 September 1998, goodwill is capitalised and amortised to the profit and loss account over its useful economic life not exceeding 20 years.

Goodwill arising on the acquisition of subsidiary undertakings is shown within intangible fixed assets. Goodwill arising on the acquisition of joint ventures and associates is included in their carrying value on the Group's balance sheet.

On acquisitions completed on or before 26 September 1998, goodwill was written off directly to reserves and has not been reinstated.

Goodwill not previously recognised in the profit and loss account is taken into account when calculating the profit or loss on the subsequent disposal or termination of acquired businesses.

Sales

Sales comprise the amount receivable in the ordinary course of business, net of value added and sales taxes, for goods and services provided. Sales are recognised at the point at which the Group has performed its obligations in connection with the contractual terms of the sales agreement, and in exchange obtains the right to consideration.

During the year, the Group adopted the requirements of Application Note G 'Revenue Recognition' to FRS5, Reporting the substance of transactions. No change in the basis of accounting was required upon adoption of this Application Note.

Stock

Stock is valued at the lower of direct cost together with attributable overheads and net realisable value and is transferred to the profit and loss account on a 'first in, first out' basis.

Tangible fixed assets

Certain tangible fixed assets are carried at amounts based upon valuations recognised before the adoption of FRS15 'Tangible Fixed Assets'. As is permitted by the transitional provisions of FRS15, these revaluations have not been updated.

Finance costs directly attributable to the construction of tangible fixed assets are capitalised as part of the cost of those assets.

The depreciation charge is calculated so as to allocate the cost or revalued amount of tangible fixed assets systematically over their remaining useful economic lives using the straight line method. These asset lives are reviewed at the end of each financial year.

1 Accounting policies continued

The following asset lives are used:

Freehold land	:	No depreciation
Freehold buildings	:	20 to 50 years
Leasehold property	:	Period of the lease
Bulk liquid storage tanks	:	12 to 20 years
Plant and machinery	:	3 to 28 years

Leases

Assets held under finance leases are capitalised and depreciated in accordance with the Group's depreciation policy. Operating lease costs are charged to profit as incurred.

Research and development

All expenditure on research and development is charged to profit as incurred.

Retirement benefits

The Group operates a number of defined benefit pension schemes and, in the US, provides retirement healthcare and life assurance benefits. The expected cost of these arrangements is charged to the profit and loss account, on the advice of actuaries, so as to accrue the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme.

Deferred tax

Deferred tax is recognised on a full provision basis on timing differences between the recognition of gains and losses in the accounts and their recognition for tax purposes that have arisen but not reversed at the balance sheet date.

Deferred tax is not recognised on permanent differences or on timing differences arising on property revaluation surpluses where there is no commitment to sell the asset, gains on asset sales that are rolled over into replacement assets for tax purposes or on unremitted profits of overseas subsidiaries.

Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be sufficient future taxable profits to permit tax relief of the underlying timing differences.

Where appropriate, deferred tax assets and liabilities are stated on a discounted basis.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the last day of the financial period (the closing rate) except when they are hedged by an open foreign exchange contract, in which case the rate of exchange specified in the contract is used.

The profits of overseas companies are translated at the annual average of daily exchange rates and the difference when compared with that arising from the use of closing rates, together with differences on exchange arising from the translation of the opening balance sheets of overseas companies at year-end rates, are taken directly to reserves. Other profits and losses on exchange are credited or charged to the profit and loss account.

Debt instruments

Debt instruments are stated at the amount of net proceeds received after deduction of issue costs. Issue costs and any discount to face value arising on issue, or any premium payable on maturity, are amortised evenly in the profit and loss account over the term of the debt.

Derivative financial instruments

The Group uses a range of derivative financial instruments both for trading purposes and to hedge exposures to financial risks, being interest rate, foreign exchange and commodity price risks arising in the normal course of business. The accounting treatment for these instruments is dependent on whether they are entered into for trading or hedging purposes. A derivative instrument is considered to be used for hedging purposes when it reduces the risk profile of an underlying exposure of the Group and there exists a demonstrable link to an underlying transaction, group of transactions or specified future transaction or transactions. Specified future transactions must be highly probable of arising for the associated derivative to be accounted for as a hedge.

A discussion on how the Group manages its financial risks is included in the Operating and Financial Review.

1 Accounting policies continued

Derivative financial instruments are accounted for as follows:

Commodity trading activities
The Group uses financial instruments in sugar and maize for trading purposes. Open financial and physical trading positions are marked to market using externally derived market prices. Movements in fair value are recognised immediately in the profit and loss account, with corresponding debtors or creditors included within the balance sheet. The recognition of unrealised gains arising on financial instruments in the profit and loss account does not comply with the requirements of Schedule 4 to the Companies Act 1985, which only permits recognition of unrealised gains through the revaluation reserve. However, the directors consider that the nature of the Group's trading activities are such that, in order for the accounts to show a true and fair view of the state of affairs of the Group and the results for the year, it is necessary to depart from the requirements of the Companies Act. The impact of this departure in the current year is a loss of £1.8 million (2003 – loss of £2.6 million). The cumulative impact on distributable reserves is an increase of £2.5 million (2003 – £4.7 million).

Commodity hedging activities
The Group engages in sugar, maize, wheat and energy financial instruments to hedge against risks arising within the operations of the business. The instruments are matched to the risks that they are designed to hedge, with gains and losses recognised in the profit and loss account in the same period as the income and costs of the underlying hedged transactions.

Treasury hedging activities
The Group uses various financial instruments to manage exposures to interest rates arising on underlying debt and cash positions or probable future commitments and foreign exchange risks arising on foreign currency assets and borrowings, foreign currency forecasted transactions and the retranslation of overseas net investments. All instruments are used for hedging purposes to reduce the risk profile on existing underlying exposures and probable future commitments in line with the Group's risk management policies. The Group does not engage in the use of treasury financial instruments for speculative purposes.

The Group uses financial instruments to manage the interest rate risk attached to its borrowings. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. Changes in the instruments' fair value are not recognised.

The Group uses cross-currency swap instruments to manage the currency risk attached to its borrowings. All cross-currency swap instruments are matched with their underlying hedged item. These instruments are translated at period-end exchange rates; gains and losses arising are included in the measurement of the related liabilities and dealt with in the Group profit and loss account.

Where foreign currency borrowings are used to finance foreign equity investments, differences arising from the movement in exchange rates during the year from translation to sterling of the foreign currency borrowings and similar instruments used to finance long-term foreign equity investments are taken directly to distributable reserves and reported in the statement of total recognised gains and losses.

The Group uses forward foreign exchange contracts to manage its exposure to the variability of future cash flows related to operating activity denominated in foreign currencies. The gains and losses on forward foreign exchange contracts hedging anticipated exposures are deferred until the date the underlying transaction being hedged is recorded in the Group balance sheet. Forward foreign exchange contracts hedging existing transactions are revalued to period-end spot rates together with the existing transactions, and the resulting gains and losses are recognised in the Group profit and loss account immediately.

All premiums or fees, paid or received, in respect of financial instruments are accounted for over the life of the matched underlying asset, liability, income or cost. Where the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is sold. Any profit or loss on the sale is recognised in the profit and loss account as part of operating profit.

2 Exchange rates

The exchange rates used to translate the results, assets and liabilities and cash flows of the Group's principal overseas operations were as follows:

	Average rate		Year-end rate	
	Year to 31 March 2004	Year to 31 March 2003	**As at 31 March 2004**	As at 31 March 2003
Canadian dollar	**2.29**	2.40	**2.42**	2.33
Euro	**1.44**	1.56	**1.49**	1.45
US dollar	**1.69**	1.54	**1.84**	1.58

3 Analysis of continuing and discontinued activities

	Year to 31 March 2004		
	Before exceptional items £ million	Exceptional items £ million	Total £ million
Group sales	**2 874**	**–**	**2 874**
Share of sales of joint ventures	**289**	**–**	**289**
Share of sales of associates	**4**	**–**	**4**
Total sales	**3 167**	**–**	**3 167**
Group operating profit:			
Before goodwill amortisation and operating exceptional items	**214**	**–**	**214**
Goodwill amortisation	**(8)**	**–**	**(8)**
Group operating profit	**206**	**–**	**206**
Share of operating profits of joint ventures	**37**	**6**	**43**
Share of operating profits of associates	**–**	**–**	**–**
Total operating profit	**243**	**6**	**249**
Exceptional items:			
Loss on sale or termination of businesses	**–**	**(6)**	**(6)**
Profit before interest	**243**	**–**	**243**

All results to 31 March 2004 arise from continuing activities.

	Year to 31 March 2003				
	Continuing activities before exceptionals £ million	Discontinued activities before exceptionals £ million	Total before exceptionals £ million	Exceptional items £ million	Total £ million
Group sales	2 758	91	2 849	–	2 849
Share of sales of joint ventures	312	–	312	–	312
Share of sales of associates	6	–	6	–	6
Total sales	3 076	91	3 167	–	3 167
Group operating profit:					
Before goodwill amortisation and operating exceptional items	220	(1)	219	–	219
Goodwill amortisation	(8)	–	(8)	–	(8)
Operating exceptional items – impairment of assets	–	–	–	(39)	(39)
Group operating profit	212	(1)	211	(39)	172
Share of operating profits of joint ventures	35	–	35	–	35
Share of operating profits of associates	–	–	–	–	–
Total operating profit	247	(1)	246	(39)	207
Exceptional items:					
Write-downs on planned sales of businesses	–	–	–	(12)	(12)
Profit on sale of businesses	–	–	–	19	19
Loss on sale of fixed assets	–	–	–	(1)	(1)
Profit before interest	247	(1)	246	(33)	213

4 Group operating profit

	Year to 31 March 2004 £ million	Year to 31 March 2003 Continuing activities £ million	Year to 31 March 2003 Discontinued activities £ million	Year to 31 March 2003 Total £ million
The following have been charged/(credited) in arriving at Group operating profit:				
Raw materials and consumables	**1 697**	1 613	70	1 683
Other external charges	**270**	279	4	283
Staff costs (note 6)	**253**	246	6	252
Goodwill amortisation	**8**	8	–	8
Depreciation of tangible fixed assets	**106**	108	2	110
Reorganisation costs	**2**	10	–	10
Operating lease rentals and other hire charges				
– Plant and machinery	**15**	26	1	27
– Other	**11**	7	1	8
Auditors' fees and expenses				
– Audit	**2**	2	–	2
– Audit related*	**–**	–	–	–
– Other – UK*	**–**	–	–	–
– Other – Overseas*	**–**	1	–	1
Other operating charges	**333**	292	10	302
Other operating income	**(29)**	(46)	(2)	(48)
Operating exceptional items – impairment of assets	**–**	39	–	39
	2 668	2 585	92	2 677

Reorganisation costs incurred in 2003 largely arise from the ongoing integration of Amylum into the Group following the acquisition of the Amylum and Staley minority interests in August 2000.

Research and development expenditure amounted to £17 million (2003 – £18 million).

Remuneration for audit fees and expenses disclosed above totalled £1.7 million (2003 – £1.7 million) for the Group, and included £0.4 million (2003 – £0.4 million) relating to the audit of Tate & Lyle PLC.

*Total fees and expenses for worldwide audit-related and other non-audit services in 2004 paid to the auditor PricewaterhouseCoopers LLP (PwC) were £0.3 million (2003 – £1.7 million). Audit-related fees were £0.1 million (2003 – £0.4 million) and other non-audit fees were £0.2 million (2003 – £1.3 million).

5 Exceptional items

	Profit/(loss) before goodwill and tax £ million	Goodwill reinstated £ million	Profit/(loss) before tax £ million	Tax £ million	Minority interests £ million	Profit/(loss) for the year £ million
Year to 31 March 2004						
Operating exceptional items – duty refund	**6**	**–**	**6**	**(2)**	**–**	**4**
Loss on sale or termination of businesses	**(6)**	**–**	**(6)**	**–**	**1**	**(5)**
Interest exceptional – duty refund	**5**	**–**	**5**	**(2)**	**–**	**3**
	5	**–**	**5**	**(4)**	**1**	**2**
Year to 31 March 2003						
Operating exceptional items – impairment of assets	(39)	–	(39)	13	3	(23)
Write-downs on planned sales of businesses	(3)	(9)	(12)	–	–	(12)
Profit on sale of businesses	19	–	19	–	–	19
Loss on sale of fixed assets	(1)	–	(1)	–	–	(1)
	(24)	(9)	(33)	13	3	(17)

Included within exceptional items above is an operating credit of £6 million and an interest credit of £5 million, representing refunds of duty. This item is disclosed within 'Sweeteners and Starches – Americas'. The other items are non-operating and are described in the Operating and Financial Review.

In 2003, an operating exceptional charge of £39 million was taken primarily to write-down the assets of the US and Mexican citric acid businesses to their recoverable values. The impairment review was performed using a discount rate of 12%, being the Group's pre-tax weighted average cost of capital adjusted to reflect specific industry risks.

Net cash inflows of £63 million (2003 – £56 million) were received in respect of exceptional items.

6 Staff costs

	Year to 31 March 2004 £ million	Year to 31 March 2003 Continuing activities £ million	Year to 31 March 2003 Discontinued activities £ million	Year to 31 March 2003 Total £ million
Wages and salaries	**195**	194	6	200
Social security costs	**28**	28	–	28
Pension costs				
– Defined benefit schemes	**22**	15	–	15
– Defined contribution schemes	**2**	2	–	2
Retirement healthcare benefits	**6**	7	–	7
	253	246	6	252

Details of directors' remuneration are given in the Directors' Remuneration Report on pages 38 to 46.

Segmental analysis of employees	Average Year to 31 March 2004 Employees	Average Year to 31 March 2003 Employees
Sweeteners and starches		
– Americas	**2 204**	2 141
– Europe	**2 564**	2 827
– Rest of the World	**1 282**	1 512
	6 050	6 480
Animal feed and bulk storage	**332**	468
Other businesses and activities	**264**	270
	6 646	7 218

The average number of employees represents a monthly average and excludes employees of joint ventures and associates.

Geographical analysis of employees	Average Year to 31 March 2004 Employees	Average Year to 31 March 2003 Employees
UK	**1 240**	1 258
Other European countries	**1 687**	1 893
North America	**2 130**	2 415
Rest of the World	**1 589**	1 652
	6 646	7 218

7 Interest receivable and similar income

	Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
Interest receivable		
– Loans and deposits	**6**	5
– Other	**13**	21
Interest receivable – total	**19**	26
Income from fixed asset investments		
– Listed investments	**–**	1
– Unlisted investments	**8**	4
Income from fixed asset investments – total	**8**	5
	27	31
Share of exceptional interest receivable of joint ventures	**5**	–

8 Interest payable and similar charges	Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
On bank loans and overdrafts	**3**	7
On all other loans	**44**	46
On working capital balances	**4**	8
	51	61
Interest capitalised as part of tangible fixed asset additions (note 13)	**(1)**	(1)
	50	60
Share of net interest payable/(receivable) of joint ventures and associates	**1**	(3)

The capitalisation rate used to determine the amount of finance costs capitalised during the year was 5.2% (2003 – 6.1%).

9 Taxation	Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
Analysis of tax charge for the year		
Current tax		
– UK corporation tax at 30% (2003 – 30%)	**16**	21
– Double taxation relief	**(1)**	(16)
– Adjustments to tax charged in previous periods	**–**	4
	15	9
Overseas tax		
– current year	**43**	45
– prior year	**(14)**	(11)
Total current tax	**44**	43
Deferred tax		
Origination of timing differences	**8**	(15)
Change in tax rates and legislation	**1**	2
Adjustments to deferred tax assets recognised in previous periods	**2**	1
	11	(12)
Movement on discount	**4**	14
Total deferred tax	**15**	2
Group tax charge	**59**	45
Share of tax of joint ventures	**10**	12
Total tax charge	**69**	57
Profit before tax	**224**	187
Less: Share of profit before tax of joint ventures and associates	**(47)**	(38)
	177	149
Corporation tax charge thereon at the standard rate of 30% (2003 – 30%)	**53**	45
Adjusted for the effects of:		
Expenses not deductible for tax purposes (including goodwill amortisation)	**2**	3
Losses not recognised	**9**	8
Different tax rates on overseas earnings	**–**	(13)
Capital allowances for the year (in excess of)/less than depreciation	**(3)**	9
Other timing differences	**(3)**	(2)
Adjustments to tax charged in respect of previous periods	**(14)**	(7)
Current tax charge for the year	**44**	43

10 Dividends paid and proposed – including on non-equity shares

	Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
Dividends on ordinary equity shares		
– Paid	**26**	25
– Proposed	**62**	61
	88	86
The total ordinary dividend is 18.8p (2003 – 18.3p) made up as follows:		
Interim dividend	**5.6p**	5.5p
Final dividend	**13.2p**	12.8p
	18.8p	18.3p

Dividends on non-equity shares comprised £0.2 million (2003 – £0.2 million) in respect of the 6½% Cumulative Preference Shares.

11 Earnings per share

Basic earnings per share is calculated by dividing profit after taxation, minority interests and preference dividends of £154 million (2003 – £132 million), by the weighted average number of ordinary shares in issue during the period of 471.4 million shares (2003 – 474.3 million shares). For this purpose, the weighted average number of ordinary shares in issue excludes an average of 10.9 million shares (2003 – 7.7 million shares) held by an ESOP trust that have not vested unconditionally in the participating employees.

Diluted earnings per share take into account the dilutive effect of share options outstanding under the Company's employee share schemes.

Diluted earnings per share before the amortisation of capitalised goodwill and exceptional items is presented in order to assist in the understanding of the underlying performance of the Group's business.

	Year to 31 March 2004			Year to 31 March 2003		
	Earnings £ million	Shares millions	Earnings per share pence	Earnings £ million	Shares millions	Earnings per share pence
Basic	**154**	**471.4**	**32.7**	132	474.3	27.8
Dilutive effect of share options	**–**	**1.2**	**(0.1)**	–	2.0	(0.1)
Diluted	**154**	**472.6**	**32.6**	132	476.3	27.7
Goodwill amortisation	**8**	**–**	**1.7**	8	–	1.7
Exceptional items (note 5)	**(2)**	**–**	**(0.4)**	17	–	3.6
Diluted before goodwill amortisation and exceptional items	**160**	**472.6**	**33.9**	157	476.3	33.0

12 Intangible fixed assets

	Goodwill £ million
Cost	
At 31 March 2003	177
Additions	–
Exchange differences	(12)
At 31 March 2004	**165**
Amortisation	
At 31 March 2003	23
Charge for year	8
Exchange differences	(2)
At 31 March 2004	**29**
Net book value at 31 March 2004	**136**
Net book value at 31 March 2003	154

13 Tangible fixed assets

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Gross book value				
At 31 March 2003	499	1 942	68	2 509
Exchange differences	(38)	(141)	(9)	(188)
Businesses sold	(20)	(100)	(2)	(122)
Additions	3	20	95	118
Transfers on completion	7	64	(71)	–
Disposals	(2)	(22)	–	(24)
At 31 March 2004	**449**	**1 763**	**81**	**2 293**
Depreciation				
At 31 March 2003	180	1 153	–	1 333
Exchange differences	(14)	(91)	–	(105)
Businesses sold	(10)	(71)	–	(81)
Charge for year	14	92	–	106
Disposals	(2)	(20)	–	(22)
At 31 March 2004	**168**	**1 063**	**–**	**1 231**
Net book value at 31 March 2004	**281**	**700**	**81**	**1 062**
Net book value at 31 March 2003	319	789	68	1 176

	Freehold		Leasehold			
Analysis of land and buildings	Land £ million	Buildings £ million	Long £ million	Short £ million	Bulk liquid storage £ million	Total £ million
Gross book value	39	355	–	21	34	449
Depreciation	–	(139)	–	(9)	(20)	(168)
Net book value at 31 March 2004	**39**	**216**	**–**	**12**	**14**	**281**
Net book value at 31 March 2003	42	249	–	14	14	319

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Analysis of gross book value				
Assets held at cost (or earliest ascribed value)	371	1 753	81	2 205
Assets held at a valuation:				
Last valued in 1977	–	10	–	10
Last valued in 1989	47	–	–	47
Last valued in 1993	31	–	–	31
At 31 March 2004	**449**	**1 763**	**81**	**2 293**

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Analysis of net book value on historical cost basis				
Cost (or earliest ascribed value)	421	1 752	81	2 254
Depreciation	(165)	(1 061)	–	(1 226)
Net book value at 31 March 2004	**256**	**691**	**81**	**1 028**

Assets in course of construction are held at cost.

13 Tangible fixed assets continued

Finance costs

The aggregate amount of finance costs included in the cost of tangible fixed assets is £40 million (2003 – £46 million). During the year, finance costs capitalised in previous periods recognised in the profit and loss account amounted to £2 million (2003 – £2 million).

Leased assets

Included in the tangible fixed assets are the following amounts in respect of assets held under finance leases:

	Land and buildings £ million	Plant and machinery £ million	Total £ million
Capitalised value	1	18	19
Depreciation	(1)	(16)	(17)
Net book value at 31 March 2004	**–**	**2**	**2**
Net book value at 31 March 2003	–	3	3

During the year, depreciation of £1 million (2003 – £1 million) was charged in respect of assets acquired under finance leases.

14 Investments in subsidiary undertakings

Tate & Lyle PLC	Shares in subsidiary undertakings £ million	Loans to subsidiary undertakings £ million	Total £ million
At 31 March 2003	2 162	235	2 397
Exchange differences	(42)	(5)	(47)
Additions	588	–	588
Disposals	(90)	–	(90)
At 31 March 2004	**2 618**	**230**	**2 848**

Shares in subsidiary undertakings are stated at cost or earliest ascribed value less amounts provided of £70 million (2003 – £70 million).

Loans to subsidiary undertakings are stated net of amounts provided of £9 million (2003 – £9 million).

15 Investments in joint ventures and associates

Group	Joint ventures £ million	Associates £ million	Total £ million
At 31 March 2003	172	2	174
Exchange differences	(21)	–	(21)
Share of retained profits	29	–	29
Additions	14	1	15
At 31 March 2004	**194**	**3**	**197**

Shares owned by the Group in joint ventures and associates are unlisted.

The Group's share of the gross assets and liabilities of its joint ventures was as follows:

	2004 £ million	2003 £ million
Share of fixed assets	**164**	153
Goodwill (see note 38)	**7**	–
Share of current assets	**119**	147
Share of gross assets	**290**	300
Share of creditors due within one year	**(57)**	(105)
Share of creditors due after more than one year	**(39)**	(23)
Share of gross liabilities	**(96)**	(128)
Share of net assets	**194**	172

16 Other fixed asset investments	Own shares £ million	Other equity investments £ million	Loans £ million	Total £ million
Group				
At 31 March 2003	28	11	22	61
Exchange	–	–	(2)	(2)
Additions	10	–	1	11
Disposals	–	(2)	–	(2)
Amounts redeemed during the year	–	–	(20)	(20)
Movement in provisions	–	–	9	9
At 31 March 2004	**38**	**9**	**10**	**57**

Other equity investments comprise listed securities amounting to £2 million (2003 – £3 million) and unlisted securities amounting to £7 million (2003 – £8 million).

Listed securities are stated above at cost. At 31 March 2004, the market value of listed securities was £36 million (2003 – £29 million).

Unlisted securities are stated above at cost less amounts provided of £4 million (2003 – £4 million). The directors' valuation of the unlisted securities is £7 million (2003 – £8 million).

Loans are stated above at cost less amounts provided of £20 million (2003 – £32 million) and include amounts due from joint ventures and associates of £4 million (2003 – £4 million). During the year, the outstanding principal on the loan note received as part of the consideration for the sale of Domino Sugar was received in full. A scheduled repayment of loan note principal was also received from the purchasers of Western Sugar. The remaining balance on the Western loan note is carried at fair value.

Tate & Lyle PLC	Own shares £ million
At 31 March 2003	28
Additions	10
At 31 March 2004	**38**

Own shares held by Tate & Lyle PLC and the Group comprise 11,439,153 (2003 – 8,528,318) Tate & Lyle PLC ordinary shares held in an Employee Share Ownership Plan (ESOP) trust of which 10,993,241 (2003 – 6,873,469) shares are under option to employees. Tate & Lyle PLC controls the ESOP trust and accordingly its assets and liabilities and income and expenses are included in Tate & Lyle PLC's accounts. All but 0.001p per share of the dividends arising on the shares have been waived by the trust.

At 31 March 2004, the market value of own shares held was £34 million (2003 – £25 million).

17 Stocks	**2004 Group £ million**	2003 Group £ million
Raw materials, consumables and in-process stocks	**146**	175
Finished goods and goods held for resale	**127**	135
	273	310

18 Debtors

	2004 Group £ million	2003 Group £ million	2004 Tate & Lyle PLC £ million	2003 Tate & Lyle PLC £ million
Due within one year				
UK taxation	**–**	–	**34**	28
Overseas taxation	**9**	58	**–**	–
Trade debtors	**219**	221	**–**	–
Owed by subsidiary undertakings	**–**	–	**–**	2
Owed by joint ventures and associates	**10**	12	**–**	–
Other debtors	**25**	37	**–**	–
Prepayments and accrued income	**22**	26	**1**	2
	285	354	**35**	32
Subject to financing arrangements				
– Debtors	**60**	66	**–**	–
– Less: Non-returnable amounts received	**(46)**	(53)	**–**	–
	14	13	**–**	–
	299	367	**35**	32
Due after more than one year				
Deferred taxation	**–**	–	**–**	1
Pension prepayment (note 24)	**31**	26	**3**	2
Other debtors	**7**	3	**–**	–
Prepayments and accrued income	**–**	2	**–**	–
	38	31	**3**	3

At 31 March 2004, £60 million (2003 – £66 million) of trade debtors had been sold to a third party. Non-returnable proceeds of £46 million had been received (2003 – £53 million). No profit or loss arose on the sale of these debtors. The Group is not obliged (and does not intend) to support any credit-related losses arising from the debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default by a debtor, they will only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that repayment will not be sought from the Group in any other way.

19 Current asset investments

	2004 Group £ million	2003 Group £ million	2004 Tate & Lyle PLC £ million	2003 Tate & Lyle PLC £ million
Listed on overseas exchanges	**14**	30	**–**	–
Loans, short-term deposits and unlisted fixed interest securities	**98**	97	**–**	–
	112	127	**–**	–

Included in the above are deposits of £nil million (2003 – £6 million) pledged as security for loans to other subsidiaries.

20 Creditors – due within one year

	2004 Group £ million	2003 Group £ million	2004 Tate & Lyle PLC £ million	2003 Tate & Lyle PLC £ million
Borrowings				
Bank overdrafts				
– Secured	**–**	2	**–**	–
– Unsecured	**5**	21	**–**	–
Other bank loans				
– Secured	**–**	1	**–**	–
– Unsecured	**–**	49	**–**	–
Short-term loans				
– Secured	**12**	4	**–**	–
– Unsecured	**10**	4	**–**	–
	27	81	**–**	–
Add: Current portion of long-term borrowings (note 21)	**3**	19	**–**	–
Owed to subsidiary undertakings	**–**	–	**1 749**	1 182
	30	100	**1 749**	1 182

20 Creditors – due within one year continued

Lenders of secured loans have a charge over certain tangible fixed assets.

During the year, the €53 million Variable Convertible Bonds 2005 carried at £49 million at 31 March 2003 were redeemed at an amount of £50 million (which included accrued unpaid coupon of £13 million).

	2004 Group £ million	2003 Group £ million	**2004 Tate & Lyle PLC £ million**	2003 Tate & Lyle PLC £ million
Other creditors				
Trade creditors	**178**	175	**–**	–
Accruals and deferred income	**78**	113	**4**	5
Owed to subsidiary undertakings	**–**	–	**26**	4
Payments received on account	**–**	1	**–**	–
Other creditors	**21**	20	**1**	–
Social security	**15**	15	**–**	–
Owed to joint ventures and associates	**16**	19	**–**	–
	308	343	**31**	9
Overseas taxation	**20**	53	**–**	–
UK taxation	**17**	35	**–**	–
Proposed dividends				
– Tate & Lyle PLC shares	**62**	61	**62**	61
– Minority interests in subsidiary undertakings	**–**	1	**–**	–
	99	150	**62**	61
	407	493	**93**	70

21 Borrowings – due after more than one year

	2004 Group £ million	2003 Group £ million	**2004 Tate & Lyle PLC £ million**	2003 Tate & Lyle PLC £ million
Debenture loans				
Industrial Revenue Bonds 2002-2023 (US$23,700,000)	**13**	15	**–**	–
5.75% Guaranteed Bonds 2006 (€298,890,000)	**200**	206	**–**	–
Floating Rate Note 2007 (€149,230,000)	**100**	103	**–**	–
6.5% Guaranteed Note 2012 (£200,000,000)	**184**	199	**–**	–
Other variable unsecured loans	**–**	1	**–**	–
Other fixed unsecured loans	**–**	2	**–**	2
Obligations under finance leases	**1**	–	**–**	–
	498	526	**–**	2
Bank loans				
Variable unsecured loans	**6**	36	**–**	–
Variable secured loans	**11**	–	**–**	–
	515	562	**–**	2
Less: Current portion of long-term borrowings (note 20)	**(3)**	(19)	**–**	–
Owed to subsidiary undertakings	**–**	–	**375**	417
	512	543	**375**	419

21 Borrowings – due after more than one year continued	2004 Group £ million	2003 Group £ million	2004 Tate & Lyle PLC £ million	2003 Tate & Lyle PLC £ million
Maturity of borrowings				
Over one year and up to two years	**8**	7	**–**	–
Over two years and up to three years	**303**	12	**117**	–
Over three years and up to four years	**4**	313	**–**	120
Over four years and up to five years	**4**	1	**–**	–
Over five years	**193**	210	**258**	299
	512	543	**375**	419

Included above are borrowings that are repayable by instalments amounting to £17 million (2003 – £24 million) and borrowings maturing after five years that are repayable other than by instalments amounting to £193 million (2003 – £208 million).

The Group has further undrawn committed multicurrency facilities of £277 million (2003 – £348 million), which expire as follows:

	2004 £ million	2003 £ million
Within one year	**–**	25
Over one year and up to two years	**–**	–
Over two years and up to five years	**277**	323
	277	348

These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has substantial uncommitted facilities.

At 31 March 2004, a US subsidiary had an outstanding external borrowing of US$525million, the principal amount of which is guaranteed by another Group company by way of a credit linked deposit with a bank. The guarantee results in this borrowing being in substance non-recourse to the Group as to principal in the event of default and accordingly the borrowing and deposit are offset in these accounts.

At 31 March 2004, the same US subsidiary also had outstanding a five-year bank borrowing of US$275 million drawn down in March 2001 in the form of a registered loan note issuance. Repayment of the loan note is secured on a portfolio of sovereign debt in the same principal amount owned by a third party, the purchase of which was financed indirectly by another Group company subscribing to a five-year loan note which will, in the event of a default, be exchangeable for the US subsidiary's loan note. In a similar manner to the transaction described in the previous paragraph, the agreements involved are such that this borrowing is in substance non-recourse to the Group as to principal in the event of default and accordingly the borrowing and note subscription are offset in these accounts.

22 Other creditors – due after more than one year	2004 Group £ million	2003 Group £ million	2004 Tate & Lyle PLC £ million	2003 Tate & Lyle PLC £ million
Accruals and deferred income	**3**	2	**–**	–
Other	**2**	2	**–**	–
	5	4	**–**	–
Falling due as follows:				
Over one year and up to two years	**2**	1	**–**	–
Over two years and up to five years	**1**	1	**–**	–
Over five years	**2**	2	**–**	–
	5	4	**–**	–

23 Provisions for liabilities and charges

	Deferred taxation £ million	Insurance funds £ million	Pensions (note 24) £ million	Retirement healthcare benefits (note 24) £ million	Other provisions £ million	Total £ million
Group						
At 31 March 2003	53	47	17	118	26	261
Exchange differences	(3)	(6)	(3)	(16)	(1)	(29)
Charged/(credited) to the profit and loss account	15	3	25	(1)	10	52
Utilised in the year	–	(15)	(19)	–	(4)	(38)
At 31 March 2004	**65**	**29**	**20**	**101**	**31**	**246**

Insurance funds represents amounts provided by the Group's captive third-party insurance subsidiary in respect of the expected level of insurance claims.

Other provisions principally comprise costs arising from recent restructuring initiatives, including £10 million relating to the integration of Amylum, largely in respect of staff-related costs. Also included within other provisions are amounts provided for claims under clauses in the disposal agreement of Domino Sugar. These are expected to be utilised within the next few years.

Analysis of deferred tax liability/(asset)	**2004 Group £ million**	2003 Group £ million	**2004 Tate & Lyle PLC £ million**	2003 Tate & Lyle PLC £ million
Capital allowances in excess of depreciation	**159**	181	**–**	–
Retirement benefits	**(40)**	(56)	**–**	(1)
Other timing differences	**(24)**	(35)	**–**	–
Undiscounted provision for deferred tax	**95**	90	**–**	(1)
Effect of discount	**(30)**	(37)	**–**	–
Discounted provision for deferred tax	**65**	53	**–**	(1)

Certain Group companies have deferred tax assets in respect of unutilised tax losses of £142 million (2003 – £149 million) that have not been recognised since it is not sufficiently certain that there will be suitable future taxable profits against which they may be offset.

24 Retirement benefits

a) Retirement benefit schemes

The Group maintains pension plans for its operations throughout the world. Most of these arrangements are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary.

The principal schemes are funded and their assets held in separate trustee-administered funds. The schemes are funded in line with local practice and contributions are assessed in accordance with local independent actuarial advice. The schemes operated by the Group are subject to independent actuarial valuation at regular intervals using consistent assumptions appropriate to conditions prevailing in the relevant country.

The Group also maintains defined contribution pension schemes and some fully insured pension schemes and multi-employer pension arrangements.

On 1 April 2002, the main UK scheme was closed to new members. A defined contribution pension scheme has been established to provide pension benefits to new UK employees. Under the projected unit method, the FRS17 service cost of the closed scheme will increase as the members approach retirement.

The Group's subsidiaries in the US provide unfunded retirement medical and life assurance benefits to their employees.

b) Accounting and disclosures

The Group accounts for retirement benefits in accordance with SSAP24 'Accounting for Pensions' and the related disclosures are set out in section c) below.

The Group has adopted the transitional disclosure requirements of FRS17 'Retirement Benefits'. It differs from SSAP24 principally with regard to the choice of assumptions and in that differences between the market value of the assets and liabilities of the retirement benefit schemes are recognised immediately in the balance sheet whereas they are recognised on a smoothed basis through the profit and loss account under SSAP24. The Group is not required to account for retirement benefits under FRS17 as full implementation has been deferred, but is required to present certain transitional disclosures which are set out in section d) overleaf.

c) SSAP24 disclosures

i) Pensions

The main scheme is the Tate & Lyle Group Pension Scheme which provides benefits related to service and final salary. The most recent valuation of the scheme was prepared as at 31 March 2003 by a qualified independent actuary using the projected unit method. In that valuation, the investments were taken at their market value and the discount rate used to assess the level of the liabilities was set by reference to the expected return on the current market value of the assets. The principal actuarial assumptions made were that, over the long term, the total return on investments currently held by the scheme will be 6.3% per annum, the total return on future investments will be 6.1% per annum, pensionable salaries will increase at 4.3% per annum and the rate of future retail price inflation will be 2.5% per annum. Provision for the increases guaranteed under the rules was made by assuming that pensions would increase at the rate of 2.5% per annum. The actuarial valuation identified a deficit of £13 million under SSAP24. During the year, regular contributions of £8 million were supplemented by additional contributions of £9 million. Contributions at this level are expected to continue for a period of five years from 31 March 2003.

Overall, at the date of their most recent actuarial valuations, the market value of the assets of the Group's defined benefit pension schemes in surplus was £208 million and of those schemes in deficit was £675 million. The actuarial value of the assets was sufficient to cover 106% and 90% respectively of the benefits accrued to members, after allowing for future salary increases.

ii) Healthcare

Valuations of the retirement healthcare schemes operated by the Group's US subsidiaries are conducted annually by a qualified independent actuary using the projected unit method. The principal actuarial assumptions used in the most recent valuation as at 1 April 2003 were that medical costs would increase by 10% in 2003 reducing ultimately to 5.0% and a discount rate of 7.25% was used.

24 Retirement benefits continued

d) FRS17 disclosures

The information provided below has been prepared by independent qualified actuaries based on the most recent actuarial valuations of the schemes concerned updated to take account of the valuations of assets and liabilities as at 31 March 2004.

i) Pensions

Principal assumptions at 31 March 2004	UK %	US %	Others %
Inflation rate	**2.8**	**3.5**	**2.1**
Salary increases	**4.5**	**4.5**	**4.0**
Pension increases	**2.8**	**n.a.**	**1.6**
Discount rate	**5.5**	**6.0**	**5.4**
Long-term expected rate of return on assets			
– Equities	**8.0**	**8.8**	**8.1**
– Bonds	**5.1**	**6.5**	**4.8**
– Other assets	**4.0**	**8.3**	**4.5**

Valuation of pension scheme assets and liabilities at 31 March 2004	UK £ million	US £ million	Others £ million	Total £ million
Equities	**332**	**109**	**26**	**467**
Bonds	**369**	**53**	**25**	**447**
Other assets	**14**	**27**	**15**	**56**
Total market value of assets	**715**	**189**	**66**	**970**
Present value of scheme liabilities	**(796)**	**(256)**	**(68)**	**(1 120)**
Deficit in the scheme	**(81)**	**(67)**	**(2)**	**(150)**
Related deferred tax asset	**24**	**26**	**1**	**51**
Net pension liability	**(57)**	**(41)**	**(1)**	**(99)**

Principal assumptions at 31 March 2003	UK %	US %	Others %
Inflation rate	2.5	3.5	2.5
Salary increases	4.2	4.5	4.6
Pension increases	2.5	n.a.	1.6
Discount rate	5.4	6.4	5.8
Long-term expected rate of return on assets			
– Equities	8.1	9.8	7.8
– Bonds	4.5	7.0	5.0
– Other assets	4.0	n.a.	5.0

24 Retirement benefits continued

Valuation of pension scheme assets and liabilities at 31 March 2003	UK £ million	US £ million	Others £ million	Total £ million
Equities	259	106	20	385
Bonds	349	65	22	436
Other assets	32	7	16	55
Total market value of assets	640	178	58	876
Present value of scheme liabilities	(737)	(270)	(65)	(1 072)
Deficit	(97)	(92)	(7)	(196)
Related deferred tax asset	29	37	2	68
Net pension liability	(68)	(55)	(5)	(128)

Principal assumptions at 31 March 2002	UK %	US %	Others %
Inflation rate	2.8	3.5	2.7
Salary increases	4.5	4.5	4.6
Pension increases	2.8	n.a.	1.3
Discount rate	5.8	7.3	6.2
Long-term expected rate of return on assets			
– Equities	7.9	9.5	7.2
– Bonds	5.0	7.0	5.0
– Other assets	4.0	n.a.	5.0

Valuation of pension scheme assets and liabilities at 31 March 2002	UK £ million	US £ million	Others £ million	Total £ million
Equities	362	148	26	536
Bonds	318	83	23	424
Other assets	17	–	9	26
Total market value of assets	697	231	58	986
Present value of scheme liabilities	(714)	(266)	(56)	(1 036)
(Deficit)/surplus	(17)	(35)	2	(50)
Related deferred tax asset	5	14	–	19
Net pension (liability)/asset	(12)	(21)	2	(31)

24 Retirement benefits continued

ii) Healthcare

Principal assumptions at 31 March 2004	%
Inflation rate	**3.5**
Discount rate	**6.0**

Valuation of healthcare scheme liabilities at 31 March 2004	£ million
Present value of scheme liabilities	**(81)**
Related deferred tax asset	**32**
Net scheme liability	**(49)**

Principal assumptions at 31 March 2003	%
Inflation rate	3.5
Discount rate	6.4

Valuation of healthcare scheme liabilities at 31 March 2003	£ million
Present value of scheme liabilities	(104)
Related deferred tax asset	41
Net scheme liability	(63)

Principal assumptions at 31 March 2002	%
Inflation rate	3.5
Discount rate	7.5

Valuation of healthcare scheme liabilities at 31 March 2002	£ million
Present value of scheme liabilities	(117)
Related deferred tax asset	47
Net scheme liability	(70)

24 Retirement benefits continued

iii) Financial impact of FRS17 at 31 March 2004

If retirement benefits had been accounted for under FRS17 in these financial statements, the Group's net assets at 31 March 2004 would have been as follows:

	Net assets £ million
As reported under current accounting policies	**1 016**
Adjust for amounts stated under current accounting policies:	
– Pension provision (note 23)	**20**
– Pension prepayment (note 18)	**(31)**
– Healthcare provision (note 23)	**101**
– Related deferred tax asset	**(40)**
	50
Adjust for amounts calculated in accordance with FRS17:	
– Pension deficit	**(150)**
– Healthcare liability	**(81)**
– Related deferred tax asset	**83**
	(148)
As stated in accordance with FRS17	**918**

The reduction in the Group's net assets at 31 March 2004 would have been reflected in the Group's profit and loss account reserve which would have been reduced by £98 million from £365 million to £267 million.

If retirement benefits had been accounted for under FRS17 in these financial statements, the Group's net assets at 31 March 2003 would have been as follows:

	Net assets £ million
As reported under current accounting policies	1 044
Adjust for amounts stated under current accounting policies:	
– Pension provision (note 23)	17
– Pension prepayment (note 18)	(26)
– Healthcare provision (note 23)	118
– Related deferred tax asset	(56)
	53
Adjust for amounts calculated in accordance with FRS17:	
– Pension deficit	(196)
– Healthcare liability	(104)
– Related deferred tax asset	109
	(191)
As stated in accordance with FRS17	906

The reduction in the Group's net assets at 31 March 2003 would have been reflected in the Group's profit and loss account reserve which would have been reduced by £138 million from £402 million to £264 million.

24 Retirement benefits continued

iv) Analysis of the amount that would be charged to operating profit on an FRS17 basis for year ended 31 March 2004	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Current service cost	10	4	5	19
Past service cost	1	–	(1)	–
Settlement, curtailment and special termination benefits	–	–	–	–
Total operating charge	11	4	4	19

	£ million
Healthcare	
Current service cost	1
Past service cost	–
Settlement, curtailment and special termination benefits	–
Total operating charge	1

Analysis of the amount that would be charged to operating profit on an FRS17 basis for year ended 31 March 2003	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Current service cost	10	5	3	18
Past service cost	1	–	–	1
Settlement, curtailment and special termination benefits	–	–	–	–
Total operating charge	11	5	3	19

	£ million
Healthcare	
Current service cost	1
Past service cost	–
Settlement, curtailment and special termination benefits	(1)
Total operating charge	–

24 Retirement benefits continued

v) Analysis of the amount that would be credited/(charged) to other finance income on an FRS17 basis for year ended 31 March 2004	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Expected return on pension plan assets	**37**	**14**	**4**	**55**
Interest on pension plan liabilities	**(39)**	**(16)**	**(4)**	**(59)**
Net expense	**(2)**	**(2)**	**–**	**(4)**

	£ million
Healthcare	
Interest on liabilities	**(6)**
Net expense	**(6)**

Analysis of the amount that would be credited/(charged) to other finance income on an FRS17 basis for year ended 31 March 2003	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Expected return on pension plan assets	45	18	3	66
Interest on pension plan liabilities	(41)	(18)	(3)	(62)
Net return	4	–	–	4

	£ million
Healthcare	
Interest on liabilities	(8)
Net expense	(8)

vi) Analysis of the amount that would be recognised in the statement of total recognised gains and losses on an FRS17 basis for the year ended 31 March 2004	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Actual less expected return on pension plan assets	**57**	**31**	**4**	**92**
Experience gains and losses arising on the plan liabilities	**(6)**	**(10)**	**3**	**(13)**
Change in assumptions underlying the present value of the plan liabilities	**(42)**	**(12)**	**(4)**	**(58)**
Exchange	**–**	**12**	**–**	**12**
Actuarial gain recognised in statement of total recognised gains and losses	**9**	**21**	**3**	**33**

	£ million
Healthcare	
Experience gains and losses arising on the healthcare liabilities	**11**
Change in assumptions underlying the present value of the healthcare liabilities	**(2)**
Exchange	**14**
Actuarial gain recognised in statement of total recognised gains and losses	**23**

24 Retirement benefits continued

Analysis of the amount that would be recognised in the statement of total recognised gains and losses on an FRS17 basis for the year ended 31 March 2003	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Actual less expected return on pension plan assets	(116)	(38)	(7)	(161)
Experience gains and losses arising on the plan liabilities	5	–	1	6
Change in assumptions underlying the present value of the plan liabilities	(15)	(28)	(1)	(44)
Exchange	–	7	(2)	5
Actuarial loss recognised in statement of total recognised gains and losses	(126)	(59)	(9)	(194)

	£ million
Healthcare	
Experience gains and losses arising on the healthcare liabilities	12
Change in assumptions underlying the present value of the healthcare liabilities	(9)
Exchange	12
Actuarial gain recognised in statement of total recognised gains and losses	15

vii) History of experience gains and losses which would be recognised on an FRS17 basis for the year ended 31 March 2004	UK	US	Other	Total
Pensions				
Actual less expected return on pension plan assets				
Amount (£ million)	**57**	**31**	**4**	**92**
Percentage of plan assets	**8.0%**	**16.5%**	**6.6%**	**9.5**
Experience gains and losses on plan liabilities:				
Amount (£ million)	**(7)**	**(10)**	**4**	**(13)**
Percentage of the present value of plan liabilities	**(0.8%)**	**(4.0%)**	**5.0%**	**(1.2%)**
Total amount recognised in statement of total recognised gains and losses:				
Amount (£ million)	**8**	**21**	**4**	**33**
Percentage of the present value of the plan liabilities	**1.1%**	**8.0%**	**6.1%**	**3.0%**

24 Retirement benefits continued

	£ million
Healthcare	
Experience gains and losses on healthcare liabilities:	
Amount (£ million)	**11**
Percentage of the present value of healthcare liabilities	**14.0%**
Total amount recognised in statement of total recognised gains and losses:	
Amount (£ million)	**23**
Percentage of the present value of the plan liabilities	**27.8%**

History of experience gains and losses which would be recognised on an FRS17 basis for the year ended 31 March 2003	UK	US	Other	Total
Pensions				
Actual less expected return on pension plan assets				
Amount (£ million)	(116)	(38)	(7)	(161)
Percentage of plan assets	(18.1%)	(21.1%)	(12.4%)	(18.3%)
Experience gains and losses on plan liabilities:				
Amount (£ million)	5	–	1	6
Percentage of the present value of plan liabilities	0.7%	0.1%	1.0%	0.6%
Total amount recognised in statement of total recognised gains and losses:				
Amount (£ million)	(126)	(59)	(9)	(194)
Percentage of the present value of the plan liabilities	(17.0%)	(22.0%)	(13.6%)	(18.1%)
Healthcare				
Experience gains and losses on healthcare liabilities:				
Amount (£ million)				12
Percentage of the present value of healthcare liabilities				12.0%
Total amount recognised in statement of total recognised gains and losses:				
Amount (£ million)				15
Percentage of the present value of the plan liabilities				14.8%

Analysis of the movement in deficit in the scheme during the year	**2004**	2003
Deficit as at beginning of year	**(300)**	(167)
Contributions (or benefits paid for unfunded plans)	**41**	67
Current service cost	**(18)**	(17)
Past service cost	**–**	(1)
Settlement/curtailment cost	**–**	1
Other finance charge	**(10)**	(4)
Actuarial gain/(loss)	**30**	(196)
Currency gain	**26**	17
Deficit as at end of the year	**(231)**	(300)

25 Contingent liabilities	**2004 Group £ million**	2003 Group £ million	**2004 Tate & Lyle PLC £ million**	2003 Tate & Lyle PLC £ million
Loans and overdrafts of subsidiaries, joint ventures, associates and former subsidiaries guaranteed	**22**	9	**527**	524
Trade guarantees	**13**	10	**–**	–

Guarantees given in respect of loans and overdrafts are limited as follows: guarantees given by the Group may not exceed £30 million (2003 – £11 million); guarantees given by Tate & Lyle PLC may not exceed £1,403 million (2003 – £1,505 million).

25 Contingent liabilities continued

Other trade guarantees have been given in the normal course of business by the Group and by Tate & Lyle PLC at both 31 March 2004 and 31 March 2003. These are excluded from the figures given above and are in respect of Customs and Excise and Intervention Board for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

The Group is subject to claims and litigation generally arising in the ordinary course of its business, some of which are for substantial amounts. All such actions are strenuously defended but provision is made for liabilities that are considered likely to arise on the basis of current information and legal advice and after taking into account the Group's insurance arrangements.

Whilst there is always uncertainty as to the outcome of any claim or litigation, it is not expected that claims and litigation existing at the balance sheet date will have a material adverse effect on the Group's financial position.

Outstanding claims include the action against, inter alia, A E Staley in the Illinois Federal District Court which arose after the grand jury investigation concerning alleged high fructose corn syrup price fixing during the period 1988 to 1995. This class action was filed in 1995 and is proceeding to a civil jury trial despite the disbanding of the grand jury in 1999 with no indictments being brought. In February 2004, Cargill, Inc. and a member of its group settled the claims against them for US$24 million (£13 million) without admission of liability. This leaves A E Staley as one of the two remaining defendants with Archer Daniels Midland Company. The claims in the action are for US$1.4 billion (£780 million) subject to tripling in the event of an adverse finding. A E Staley remains convinced that it was not involved in the alleged wrongdoing and, if the matter does proceed to trial, is confident that this will be borne out by the evidence. Nevertheless, A E Staley continues to seek a negotiated resolution of the claim so as to avoid facing the cost and uncertainty of a US jury trial, although there is no certainty that it will succeed in reaching a settlement, nor as to the amount of any settlement. The Company believes that the circumstances existing in this case do not permit a reliable estimate of the outcome and accordingly no provision has been made for this in the accounts.

26 Financial commitments

The Group leases railway wagons, vehicles, plant and equipment and office buildings through non-cancellable operating leases. Certain of these leases contain escalation clauses, renewal options and purchase options.

	2004 Group £ million	2003 Group £ million	**2004 Tate & Lyle PLC £ million**	2003 Tate & Lyle PLC £ million
a) Annual rentals payable on operating leases				
i) Plant and machinery				
Leases which expire:				
– Within one year	**1**	1	**–**	–
– Between second and fifth years	**6**	3	**–**	–
– Over five years	**7**	16	**–**	–
	14	20	**–**	–
ii) Land and buildings				
Leases which expire:				
– Within one year	**–**	–	**–**	–
– Between second and fifth years	**1**	1	**–**	–
– Over five years	**6**	4	**3**	3
	7	5	**3**	3
b) Total future rentals payable on operating leases				
Rentals payable:				
– Within one year	**21**	25	**3**	3
– In second year	**18**	20	**3**	3
– In third year	**15**	19	**3**	3
– In fourth year	**14**	16	**3**	3
– In fifth year	**13**	15	**3**	3
– More than five years	**99**	114	**14**	19
	180	209	**29**	34
c) Contracts for capital expenditure				
Expenditure contracted for but not provided for in the accounts	**3**	9	**–**	–

27 Share capital

	2004 £ million	2003 £ million
Authorised share capital of Tate & Lyle PLC		
2,394,000 6½% cumulative preference shares of £1 each	**2**	2
790,424,000 ordinary shares of 25p each (2003 – 790,424,000)	**198**	198
	200	200
Allotted and fully paid		
2,394,000 6½% cumulative preference shares of £1 each (2003 – 2,394,000)	**2**	2
482,865,893 ordinary shares of 25p each (2003 – 482,106,146)	**121**	121
	123	123

Details of shares allotted during the year are given in the Directors' Report on page 30.

On a return of capital on a winding-up, the holders of 6½% cumulative preference shares shall be entitled to £1 per share, in preference to all other classes of shareholders. Holders of these shares are entitled to vote at meetings, except on the following matters: any question as to the disposal of the surplus profits after the dividend on these shares has been provided for, the election of directors, their remuneration, any agreement between the directors and the Company, or the alteration of the Articles of Association dealing with any of such matters.

At 31 March 2004, options had been granted and were still outstanding under the Company's share option schemes as follows:

Options over ordinary shares of 25p each	Savings related schemes	Executive schemes	Total
Outstanding at 31 March 2003	2 549 122	13 417 870	15 966 992
Granted	528 785	4 914 189	5 442 974
Exercised	(661 790)	(217 122)	(878 912)
Lapsed	(281 258)	(1 403 872)	(1 685 130)
Outstanding at 31 March 2004	**2 134 859**	**16 711 065**	**18 845 924**
Options exercisable at 31 March 2003	46 313	1 036 968	1 083 281
Options exercisable at 31 March 2004	**136 720**	**616 838**	**753 558**
Range of option exercise prices (pence)	182 – 387	274 – 494	182 – 494
Weighted average exercise price (pence)	228.7	311.7	302.5
Weighted average remaining life (months)	32.6	87.5	81.3

At 31 March 2004, 34,233,337 ordinary shares were available to be granted as options (2003 – 37,022,988 ordinary shares).

Rights associated with options granted under the executive share option scheme vest three years after the date of grant and are exercisable within ten years after date of grant, at a price equal to market price on the grant date. Exercises of executive share options granted after November 1995 are subject to performance conditions. Rights associated with options granted under the Sharesave scheme vest three, five or seven years after the date of grant, the period being specified at the grant date. Sharesave options are exercisable within six months after the date on which rights are vested, generally at a price 20% below market price on the grant date.

Tate & Lyle PLC have taken advantage of the exemption in UITF Abstract 17 from the need to apply the provisions of the Abstract to the Sharesave scheme as the scheme is Inland Revenue approved.

Analysis of ordinary shareholders	No. of holdings	%	Total	%
At 31 March 2004 by size of holding				
Up to 500 shares of 25p each	5 639	26.0	1 575 536	0.3
501 – 1 000	5 067	23.4	4 016 516	0.8
1 001 – 1 500	2 892	13.3	3 646 627	0.8
1 501 – 2 000	2 161	10.0	3 911 765	0.8
2 001 – 5 000	4 004	18.5	12 713 937	2.6
5 001 – 10 000	986	4.5	7 018 155	1.5
10 001 – 200 000	748	3.4	30 823 412	6.4
200 001 – 500 000	85	0.4	26 428 872	5.5
Above 500 000	118	0.5	392 731 073	81.3
	21 700	100.0	482 865 893	100.0

27 Share capital continued

Substantial interests in share capital

The following notifications of significant shareholders' interests had been received by 2 June 2004 under the provisions of the Companies Act 1985.

	Number of shares	% of ordinary issued share capital notified
Material interest		
Archer Daniels Midland Company (ADM)	75 851 086	15.71*
Compagnie Industrielle et Financière des Produits Amylaces SA (CIP)	48 183 913	9.98
Legal and General Group plc	14 954 390	3.10

*The material interest of 15.71% disclosed by ADM includes all of the 9.98% material interest disclosed by CIP as ADM has an unspecified interest in the share capital of CIP. ADM's direct interest is 5.73%.

28 Reserves

	Share premium £ million	Revaluation reserve £ million	Merger reserve £ million	Other reserves £ million	Profit and loss account £ million	Total £ million
Group						
At 31 March 2003	381	32	63	11	402	889
Exchange differences	–	6	–	(2)	(67)	(63)
Tax on exchange differences	–	–	–	–	(28)	(28)
Issue of new shares	2	–	–	–	–	2
Retained profit for the year	–	–	–	–	66	66
Other transfers	–	(1)	–	9	(8)	–
At 31 March 2004	**383**	**37**	**63**	**18**	**365**	**866**

Cumulative post-acquisition retained profits of joint ventures and associates included within the profit and loss account reserve amount to £82 million (2003 – £64 million).

Cumulative goodwill written-off to the profit and loss account reserve amounted to £336 million (2003 – £309 million).

The revaluation reserve represents the depreciated value of revaluation surpluses recognised prior to the adoption of FRS15 'Tangible Fixed Assets'. In each period, depreciation relating to these revaluation surpluses is charged to operating profit and a corresponding transfer is made from the revaluation reserve to the profit and loss account reserve. In 2004 the depreciation charge was £1 million (2003 – £1 million).

The merger reserve arose on the acquisition of the minority interests in Amylum and Staley in 2000 and is non-distributable.

Other reserves represent the statutory reserves of certain overseas subsidiaries and are non-distributable.

Tate & Lyle PLC	Share premium £ million	Profit and loss account £ million	Total £ million
At 31 March 2003	381	285	666
Issue of new shares	2	–	2
Loss for the year	–	(84)	(84)
At 31 March 2004	**383**	**201**	**584**

The profit for the year before dividends dealt with in the accounts of the Company amounted to £4 million (2003 – £23 million loss).

After allowing for the proposed final dividend of £62 million, the remaining amount available for the payment of dividends by the Company at 31 March 2004 was £201 million.

29 Reconciliation of operating profit to operating cash flows

	Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
Operating profit	**206**	172
Depreciation of tangible fixed assets	**106**	110
Operating exceptional items – impairment of assets	**–**	39
Amortisation of goodwill	**8**	8
Increase in working capital (note 30)	**(31)**	(6)
Net cash inflow from operating activities	**289**	323

30 Change in working capital

	Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
Decrease in stocks (note 17)	**37**	90
Decrease in debtors due within one year (note 18)	**19**	76
Increase in debtors due after more than one year (note 18)	**(7)**	(4)
Decrease in creditors due within one year (note 20)	**(35)**	(78)
Increase in creditors due after more than one year (note 22)	**1**	1
Decrease in provisions for liabilities and charges (note 23)	**(27)**	(66)
Movement during year	**(12)**	19
Exchange differences	**(13)**	(7)
Acquisitions and disposals during year	**–**	(23)
Other items	**(6)**	5
Increase in working capital	**(31)**	(6)

Working capital includes provisions and excludes taxation, dividends and items affecting total Group borrowings. Other items represent the elimination of balances within debtors and creditors attributable to interest, tangible fixed assets and fixed asset investments.

31 Reconciliation of net cash flow to movement in net debt

	Year to 31 March 2004 £ million	Year to 31 March 2003 £ million
Increase/(decrease) in cash in the year	**17**	(32)
Cash inflow from reduction in debt	**25**	154
Cash (outflow)/inflow from management of liquid resources	**(21)**	67
Decrease in net debt resulting from cash flows	**21**	189
Changes in net debt not involving cash flows:		
Redemption/(amortisation) of bond discount – Convertible Bond 2005	**13**	(2)
	34	187
Exchange differences	**49**	(19)
Decrease in net debt during the year	**83**	168
Net debt at start of year	**(471)**	(639)
Net debt at end of year	**(388)**	(471)

Liquid resources comprise current asset investments.

32 Analysis of net debt

	At 31 March 2003 £ million	Cash flow £ million	Non-cash movements £ million	Exchange movements £ million	**At 31 March 2004 £ million**
Current asset investments	127	(21)	–	6	**112**
Cash at bank and in hand	45	–	–	(3)	**42**
Overdrafts	(23)	17	–	1	**(5)**
Cash and liquid resources	149	(4)	–	4	**149**
Other borrowings due within one year	(77)	37	13	2	**(25)**
Borrowings due after one year	(543)	(12)	–	43	**(512)**
Borrowings	(620)	25	13	45	**(537)**
Net debt	(471)	21	13	49	**(388)**

33 Fair value of financial assets and liabilities

Financial assets and liabilities analysed below exclude short-term debtors and creditors. Fair value is defined as the amount at which a financial instrument could be exchanged in an arm's-length transaction between informed and willing parties, excluding accrued interest, and is calculated by reference to market rates discounted to current value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates. All debt and financial instruments used to manage the interest rate and currency of borrowings with a maturity of less than three months after the balance sheet date are assumed to have a fair value equal to the book value. The book values are the amounts recorded in the balance sheet and include premium payments or receipts which are recognised over the period to which the relevant instrument relates. Initial margin deposits held by brokers as collateral in respect of open futures positions are excluded from the currency risk disclosures. The major financial risks facing the Group and the objectives and policies for holding financial instruments are discussed in the Operating and Financial Review on pages 9 to 19.

The fair value of the Group's financial instruments at 31 March 2004 was:

	2004 Book value £ million	**2004 Fair value £ million**	2003 Book value £ million	2003 Fair value £ million
Financial instruments held or issued to finance the Group's operations:				
Fixed asset investments	**6**	**6**	18	18
Cash at bank and in hand	**42**	**42**	45	45
Current asset investments	**112**	**112**	127	127
Borrowings (i)	**(542)**	**(581)**	(643)	(697)
Non-equity shares	**(2)**	**(2)**	(2)	(2)
Loans to associates and joint ventures	**4**	**4**	4	4
Financial instruments used to manage the interest rate and currency borrowings:				
Interest and currency related derivatives	**6**	**4**	2	(4)
Financial instruments used to hedge future transactions:				
Commodity and currency related instruments	**8**	**13**	11	12
Derivative financial instruments held for trading:				
Commodity derivatives (ii)	**4**	**4**	(2)	(2)

(i) Borrowings include the effect of cross-currency swaps used in managing the Group's currency and interest rate risk. The book value of these swaps at 31 March 2004 was £14 million asset (2003 – £1 million liability) and the fair value was £16 million asset (2003 – £3 million liability).

(ii) The fair values of commodity derivatives are calculated as the product of the volume and the difference between their strike or traded price and the corresponding market prices. The market price is based upon the corresponding closing price of that market. Where there is no terminal market and/or the market is illiquid, the market price is based upon management estimates, taking into consideration all relevant current market and economic factors.

34 Currency and interest rate exposure of financial assets and liabilities

Financial assets and liabilities analysed below exclude short-term debtors and creditors.

After taking into account the various interest rate and cross currency interest rate swaps entered into by the Group, *the currency and interest rate exposure of the financial liabilities of the Group was:*

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2004				
Sterling	**(1)**	**(70)**	**2**	**(69)**
US dollars	**177**	**157**	**–**	**334**
Canadian dollars	**–**	**39**	**–**	**39**
Euro	**150**	**82**	**–**	**232**
Others	**–**	**8**	**–**	**8**
Total	**326**	**216**	**2**	**544**
Of which:				
– Gross borrowings	**326**	**216**	**–**	**542**
– Non-equity shares	**–**	**–**	**2**	**2**
	326	**216**	**2**	**544**

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2003				
Sterling	50	23	2	75
US dollars	294	17	–	311
Canadian dollars	–	(53)	–	(53)
Euro	155	144	1	300
Others	–	12	–	12
Total	499	143	3	645
Of which:				
– Gross borrowings	499	143	1	643
– Non-equity shares	–	–	2	2
	499	143	3	645

	Average interest rate of fixed rate liabilities	Average years to maturity of fixed rate liabilities	Average years to maturity of non-interest bearing liabilities
At 31 March 2004			
Sterling	**6.7%**	**8.2**	**–**
US dollars	**4.5%**	**2.5**	**–**
Euro	**5.7%**	**3.5**	**–**
Average	**5.7%**	**4.5**	**–**

34 Currency and interest rate exposure of financial assets and liabilities continued

	Average interest rate of fixed rate liabilities	Average years to maturity of fixed rate liabilities	Average years to maturity of non-interest bearing liabilities
At 31 March 2003			
Sterling	6.5%	9.2	–
US dollars	4.9%	2.6	–
Euro	5.7%	3.5	2.2
Average	5.6%	4.8	2.2

The floating rate borrowings, cash and current asset investments bear interest based on relevant national LIBOR equivalents or government bond rates.

The maturity of the Group's financial liabilities was:

	Total financial liabilities		Gross borrowings		Net borrowings	
	2004 £ million	2003 £ million	2004 £ million	2003 £ million	2004 £ million	2003 £ million
Within 1 year	**30**	100	**30**	100	**(124)**	(72)
Between 1 and 2 years	**8**	7	**8**	7	**8**	7
Between 2 and 5 years	**311**	326	**311**	326	**311**	326
More than 5 years	**195**	212	**193**	210	**193**	210
	544	645	**542**	643	**388**	471

Financial liabilities maturing after more than five years include £2 million (2003 – £2 million) in respect of non-redeemable 6½% cumulative preference shares.

The currency and interest rate exposure of the financial assets of the Group was:

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2004				
Sterling	**–**	**49**	**6**	**55**
US dollars	**6**	**66**	**11**	**83**
Canadian dollars	**–**	**9**	**–**	**9**
Euro	**–**	**22**	**1**	**23**
Others	**–**	**12**	**–**	**12**
Total	**6**	**158**	**18**	**182**
Of which:				
– Fixed asset investments	**6**	**4**	**–**	**10**
– Current asset investments	**–**	**112**	**–**	**112**
– Working capital	**–**	**–**	**18**	**18**
– Cash at bank and in hand	**–**	**42**	**–**	**42**
	6	**158**	**18**	**182**

The Group also has financial assets relating to cross currency swaps with a nominal value of £200 million, an average interest rate of 4.5% and average maturity of 2.5 years. These fixed rate instruments have been shown on a net basis within the financial liabilities table.

34 Currency and interest rate exposure of financial assets and liabilities continued

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2003				
Sterling	–	2	(1)	1
US dollars	18	48	9	75
Canadian dollars	–	–	1	1
Euro	–	107	2	109
Others	–	19	–	19
Total	18	176	11	205
Of which:				
– Fixed asset investments	18	4	–	22
– Current asset investments	–	127	–	127
– Working capital	–	–	11	11
– Cash at bank and in hand	–	45	–	45
	18	176	11	205

The instruments used for hedging Group exposure to movements in interest rates, exchange rates and commodity prices are detailed in the Operating and Financial Review on pages 9 to 19. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

	Gains £ million	Losses £ million	Total net gains/(losses) £ million
Unrecognised gains and losses on hedges at 31 March 2003	18	(23)	(5)
Transferred from losses to gains	(5)	5	–
Transferred from gains to losses	–	–	–
Deduct: Gains and losses arising in previous years that were recognised in 2004	(10)	9	(1)
Gains and losses arising before 31 March 2003 that were not recognised in 2004	**3**	**(9)**	**(6)**
Gains and losses arising in 2004 that were not recognised in 2004	9	–	9
Unrecognised gains and losses on hedges at 31 March 2004	**12**	**(9)**	**3**
Of which:			
– Gains and losses expected to be recognised in 2004 financial year	6	–	6
– Gains and losses expected to be recognised in 2005 financial year or later	6	(9)	(3)
	12	**(9)**	**3**

Gains and losses on certain financial instruments are recognised on the Group's balance sheet but their recognition in the Group's profit and loss account is deferred until future periods. Deferred gains at 31 March 2003 were £9 million, of which £8 million was recognised in 2004. A further £6 million of deferred gains arose in the year. £6 million of these gains are expected to be recognised in the 2005 financial year. Deferred losses at 31 March 2003 were £23 million, of which £21 million was recognised in 2004. £8 million of deferred losses arose in the period, £2 million of these losses are expected to be recognised in 2005.

35 Currency analysis of net assets

	Net operating assets, dividends and tax balances £ million	Net borrowings £ million	2004 Total net assets £ million	2003 Total net assets £ million
The Group's borrowings and net assets by currency at 31 March 2004 are:				
Sterling	**292**	**84**	**376**	206
US dollars	**483**	**(255)**	**228**	274
Canadian dollars	**48**	**(30)**	**18**	98
Euro	**436**	**(174)**	**262**	284
Others	**145**	**(13)**	**132**	182
Total net assets	**1 404**	**(388)**	**1 016**	1 044

The amounts shown above for net borrowings and total net assets are after taking into account various cross currency interest rate swaps and forward foreign exchange contracts entered into by the Group. There are no material transactional currency exposures in the Group.

36 Post balance sheet event

In April 2004, the Group completed the realignment of its sucralose activities with McNeil Nutritionals (a division of McNeil-PPC, Inc., a Johnson & Johnson company) achieved through the separation of that business into its constituent Ingredient and Tabletop parts. The Group acquired the sucralose ingredients business and manufacturing assets from McNeil Nutritionals for a total cash cost (including capitalised expenses) of US$137 million (£74 million), subject to working capital adjustments. The net book value of the assets acquired by Tate & Lyle at 28 December 2003 was US$181 million (£95 million) and the unaudited pro-forma profit before tax generated by those assets in the year ended on that date was US$33 million (£17 million). Significant one-off costs to integrate the ingredients business are expected in the first year of operation.

37 Sale of subsidiaries

During 2004, the Group continued to pursue the disposal of non-core and non-performing businesses.

The profit recognised during the year on disposal of Orsan S.A. was as follows:

	£ million
Sale proceeds	41
Net assets sold:	
Tangible fixed assets	(41)
Stock	(10)
Debtors	(1)
Creditors	9
Provisions	2
Profit on disposal	–

Sale proceeds recognised during the year comprised:

	£ million
Cash	41
Additional net payments relating to prior year disposals	(2)
Total	39

37 Sale of subsidiaries *continued*

Orsan S.A. contributed the following amounts to cash flows during the year prior to disposal:

	£ million
Cash flow from operating activities	4
Capital expenditure and financial investment	6
Net cash inflow before financing	10

38 Acquisitions of joint ventures and associates

During the year the Group acquired a 50 per cent interest in Astaxanthin Partners Ltd for US$24.6 million (£14.6 million), acquiring net assets of £7.3 million resulting in goodwill of £7.3 million.

Main subsidiaries and investments at 31 March 2004

Subsidiaries based in the UK[1]	Type of business	Percentage of equity attributable to Tate & Lyle PLC
Amylum UK Limited	Cereal sweeteners & starches	100
Orsan S.A. Limited	Holding company	80.4
Redpath (UK) Limited	Holding company	100
The Molasses Trading Company Limited	Holding company	100
Tate & Lyle Fermentation Products Limited	Holding company	100
Tate & Lyle Holdings Limited[2, 3]	Holding company	100
Tate & Lyle Industrial Holdings Limited[2]	Holding company	100
Tate & Lyle Industries Limited	See below	100
Tate & Lyle International Finance PLC[2]	In-house treasury company	100
Tate & Lyle Investment Services Limited	Holding company	100
Tate & Lyle Investments Limited[2]	Holding company	100
Tate & Lyle Investments (USA) Limited	Holding company	100
Tate & Lyle Sugar Quay Investments Limited[2]	Holding company	100
Tate & Lyle Ventures Limited[2]	Holding company	100
United Molasses (Ireland) Ltd[4]	Molasses	50

1. Registered in England and Wales, except United Molasses (Ireland) Ltd, which is registered in Northern Ireland.
2. Direct subsidiaries of Tate & Lyle PLC.
3. Tate & Lyle PLC holds directly 78.5% of Tate & Lyle Holdings Limited.
4. Non-coterminus year-end.

Main operating units of Tate & Lyle Industries Limited	Type of business
Tate & Lyle Sucralose	High-intensity sweeteners
Tate & Lyle Citric Acid	Citric acid
Tate & Lyle Process Technology	Sugar technology
Tate & Lyle European Cane Sugars	Sugar refining and trading, molasses and bulk liquid storage

Subsidiaries operating overseas		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Barbados	Caribbean Antilles Molasses Company Limited	Molasses	100
Belgium	Amylum Europe NV	Cereal sweeteners & starches	100
	Tameco NV	Molasses	100
Bermuda	Tate & Lyle Management & Finance Limited	Management & finance	100
	Tate & Lyle Reinsurance Limited	Reinsurance	100
British Virgin Islands	Anglo Vietnam Sugar Investments Limited	Holding company	75
Brazil	Mercocitrico Fermentações S.A.[1]	Citric acid and sugar trading	100
Canada	Tate & Lyle North American Sugars Limited	Sugar refining	100
China	Orsan Guangzhou Gourmet Powder Company Limited[1]	Glutamate producer	(51) 41
Denmark	Nordisk Melasse A/S	Molasses	100
France	Amylum France SAS	Cereal sweeteners & starches	100
	France Melasse SA[1]	Molasses	(61.6) 40.6
	Société Européenne des Mélasses SA[1]	Holding company	66
Germany	Hansa Melasse – Handelsgesellschaft mbH	Molasses	100
Greece	Amylum Hellas SA	Cereal sweeteners & starches	99
Guyana	Caribbean Molasses Company Inc	Molasses	100
India	Tate & Lyle Investments (India) Pvt Ltd	Holding company	100
Italy	Melitalia SpA	Molasses	100
Mauritius	The Mauritius Molasses Company Limited	Molasses	66.7
Mexico	Mexama, SA de CV[1]	Citric acid	65.4
	Tate & Lyle Mexico SA de CV[1]	Holding company	100
Morocco	Amylum Maghreb SA	Cereal sweeteners & starches	(100) 97.4
Mozambique	Companhia Exportadora de Melaços	Molasses	100
Netherlands	Amylum Nederland BV	Cereal sweeteners & starches	(100) 98
	Nederlandsche Melasse Handel Maatschappij BV	Molasses	100
	Tate & Lyle Holland BV	Holding company	100
Norway	Tate & Lyle Norge A/S	Sugar distribution	100

Subsidiaries operating overseas continued

		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Portugal	Alcântara Empreendimentos SGPS, SA[1]	Holding company		100
	Alcântara Refinarias – Açucares, SA[1]	Sugar refining		100
	Tate & Lyle (Portugal) Importaçao e Exportaçao Ltda[1]	Molasses		100
South Africa	The Pure Cane Molasses Company (Durban) (Pty) Ltd	Molasses		100
Spain	Amylum Ibérica SA	Cereal sweeteners & starches		97.4
	United Molasses (España) SA	Molasses		100
Trinidad	Caribbean Bulk Storage and Trading Company Ltd[1]	Molasses		100
USA	A E Staley Manufacturing Company	Cereal sweeteners & starches		100
	Staley Grain Inc	Cereal sweeteners & starches		100
	Staley Holdings Inc	Holding company		100
	Tate & Lyle Finance, Inc	In-house banking		100
	Tate & Lyle LLC	Holding company		100
	Tate & Lyle Holdings (US) LLP	Holding company		100
	TLI Holdings Inc	In-house banking		100
Vietnam	Nghe An Tate & Lyle Sugar Company Limited	Cane sugar manufacture	(80.9)	60.7

1. *Non-coterminus year-end.*

Joint ventures

		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Bermuda	Astaxanthin Partners Ltd	Citric acid		50
Bosnia	Magnolia E.U. Ltd	Cereal sweeteners & starches		50
Bulgaria	Amylum Bulgaria AD[1, 3]	Cereal sweeteners & starches	(96.9)	48.5
Colombia	Sucromiles SA[3]	Citric acid		50
Czech Republic	Eastern Sugar Ceska Republica as[2, 3]	Sugar beet processing	(94.5)	47.3
Hungary	Hungrana kft[1, 3]	Cereal sweeteners & starches	(50)	25
	Eastern Sugar Rt[2, 3]	Sugar beet processing	(100)	50
Ireland	Premier Molasses Company Ltd[3]	Molasses		50
Italy	Sedamyl SpA	Cereal sweeteners & starches		50
Mexico	Almidones Mexicanos SA[3]	Cereal sweeteners & starches		50
	Grupo Industrial Azucarero de Occidente SA de CV[3]	Cane sugar manufacture		49
Netherlands	Eastern Sugar BV[3]	Holding company		50
	Eaststarch CV	Holding company		50
Romania	Amylum Romania SA[1, 3]	Cereal sweeteners & starches	(81.3)	40.6
Slovakia	Amylum Slovakia spol sro[1, 3]	Cereal sweeteners & starches	(100)	50
	Eastern Sugar Slovensko as[2, 3]	Sugar beet processing	(95.6)	47.8
Spain	Compania de Melazas SA[3]	Molasses		50
Turkey	Amylum Nisasta[1]	Cereal sweeteners & starches	(100)	50

The share capital held is of ordinary shares.

1. Share capital held by Eaststarch CV.
2. Share capital held by Eastern Sugar BV.
3. Non-coterminus year-end.

Associate

		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Thailand	Tapioca Development Corporation[1]	Starch production	33.3

1. Non-coterminus year-end.

Particulars of other subsidiaries and associated undertakings which are either not material or are dormant will be included in the forthcoming Annual Return.

The proportion of shares held by Tate & Lyle PLC, its subsidiaries, joint ventures and associates is shown in brackets where it is different from the percentage of equity attributable to Tate & Lyle PLC.

Information for investors

Addresses and telephone numbers

Relevant addresses and telephone numbers are given on page 96.

Dividends on Ordinary shares

Two payments were made during the tax year 2003/04 as follows.

Payment date	Dividend description	Dividend per share
6 August 2003	Final 2003	12.8p
13 January 2004	Interim 2004	5.6p

Services

Single Company Individual Savings Account (ISA)
Tate & Lyle's ordinary shares can be held in a Single Company ISA. For information, please call Lloyds TSB Registrars ISA Helpline on 0870 24 24 244.

Share dealing service
Hoare Govett Limited offers an execution only, 'Low Cost Postal Sharedealing Service' which enables UK resident investors to buy or sell Tate & Lyle's ordinary shares. Details can be obtained by writing to Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA, or calling their Service Helpline on 020 7661 6617. Transactions are executed and settled by Pershing Securities Limited.

Shareholding enquiries
Queries on shareholdings should be addressed to Tate & Lyle's Registrar, Lloyds TSB Registrars (see page 96 for contact details).

Tate & Lyle's website (www.tateandlyle.com) and share price information
Tate & Lyle's website provides direct links to other Group company sites and to sites providing financial and other information relevant to the Company. The share price is available on the website with a 20-minute delay. Similar information is available on many specialist websites, on Teletext and in several national newspapers.

Capital gains tax

The market values on 31 March 1982 for the purposes of indexation up to April 1998 in relation to capital gains tax of Tate & Lyle PLC shares then in issue were:

Ordinary shares of £1 each	201.00p
Equivalent value per ordinary share of 25p	50.25p
6½% cumulative preference shares	43.50p

Tate & Lyle American Depositary Shares (ADSs)

The Company's shares trade in the United States on the NASDAQ over the counter (OTC) market in the form of ADSs and these are evidenced by American Depositary Receipts (ADRs). The shares are traded under the symbol TATYY. Each ADS is equivalent to four ordinary shares. For more information, contact The Bank of New York at the address given on page 96.

Financial calendar (dates are provisional except those in italics)

2004 Annual General Meeting	*29 July 2004*
Announcement of interim results for six months to 30 September 2004	4 November 2004
Announcement of preliminary results for year ended 31 March 2005	2 June 2005
2005 Annual General Meeting	28 July 2005

Dividend on Ordinary shares	**2004 Final**	**2005 Interim**	**2005 Final**
Announced	*3 June 2004*	4 November 2004	2 June 2005
Payment date	*4 August 2004*[1]	11 January 2005	3 August 2005[1]

1. Subject to the approval of shareholders.

Dividends on 6½% Cumulative Preference shares
Paid 31 March and 30 September

Share information	1995	1996	1997	1998	1999	2000	2001	2002	2003	**2004**
Pence per 25p ordinary share										
Closing share price	440.0	487.5	434.0	522.0	401.0	227.0	228.8	349.2	299.0	**297.2**
Earnings – basic	48.1	50.6	18.8	31.1	30.4	24.3	(50.0)	24.7	27.8	**32.7**
basic, before goodwill amortisation and exceptional items	43.9	54.1	40.5	35.7	28.5	30.0	14.8	22.2	33.1	**34.0**
Earnings – diluted	40.3	44.8	19.7	30.6	30.4	24.2	(49.8)	24.6	27.7	**32.6**
diluted, before goodwill amortisation and exceptional items	38.1	47.2	38.3	35.1	28.4	29.9	14.8	22.1	33.0	**33.9**
Dividend	14.8	16.3	17.0	17.0	17.2	17.8	17.8	17.8	18.3	**18.8**
Closing market capitalisation £m	1 960	2 203	1 968	2 378	1 832	1 039	1 102	1 683	1 441	**1 435**
Including convertible redeemable preference shares £m	234	68	36	32	–	–	–	–	–	**–**

Business ratios	1995	1996	1997	1998	1999	2000	2001	2002	2003	**2004**
Interest cover – times Profit before goodwill amortisation, exceptional items and interest of Tate & Lyle PLC and its subsidiaries divided by net interest charge	7.9	6.5	4.5	4.0	3.0	3.6	2.3	3.3	7.6	**9.3**
Gearing Net borrowings as a percentage of total net assets	75%	75%	84%	92%	84%	64%	91%	59%	45%	**38%**
Net margin Profit before interest and exceptional items as a percentage of total sales	8.7%	8.3%	5.6%	6.4%	5.9%	7.0%	4.3%	5.3%	7.8%	**7.7%**
Return on net operating assets Profit before interest and exceptional items as a percentage of average net operating assets	20.4%	20.3%	13.3%	13.7%	11.9%	13.5%	8.5%	10.5%	14.2%	**15.1%**
Dividend cover – times Basic earnings per share divided by dividends per share	3.3	3.1	1.1	1.8	1.8	1.4	(2.8)	1.4	1.5	**1.7**
– before exceptional items and goodwill amortisation	3.0	3.3	2.4	2.1	1.7	1.7	0.8	1.2	1.8	**1.8**

In 2000, the Group changed its accounting reference date from 30 September to 31 March resulting in an extended accounting period of 18 months to March 2000.

Results presented above are for years to 31 March and have been calculated using the Group's published interim and full year financial statements.

In order to show the underlying trend of dividend payments, dividends shown in the above table have been adjusted as follows:

a) to exclude from the dividend for the year to March 1997, the Foreign Income Dividend enhancement of 1.325p per share included in the Interim 1997 dividend; and

b) to exclude from the dividend of 26.9p per share paid in respect of the 18 months to March 2000, the Final Dividend of 9.1p per share paid in respect of the transitional six-month period to March 2000 with the effect that the dividend of 17.8p per share for the year to March 2000 shown above is presented on an annualised basis.

Employment of capital	1995 £ million	1996 £ million	1997 £ million	1998 £ million	1999 £ million	2000 £ million	2001 £ million	2002 £ million	2003 £ million	**2004 £ million**
Fixed assets	1 484	1 718	1 764	1 821	1 892	1 854	1 860	1 699	1 565	**1 452**
Working capital	320	454	326	319	288	211	307	114	94	**107**
Net operating assets	1 804	2 172	2 090	2 140	2 180	2 065	2 167	1 813	1 659	**1 559**
Net borrowings	(743)	(915)	(955)	(1 030)	(986)	(805)	(963)	(639)	(471)	**(388)**
Net (liabilities)/assets for dividends and tax	(66)	(36)	(4)	7	(23)	4	(142)	(93)	(144)	**(155)**
Total net assets	995	1 221	1 131	1 117	1 171	1 264	1 062	1 081	1 044	**1 016**
Capital employed										
Called up share capital	115	116	116	117	117	117	123	123	123	**123**
Reserves	736	909	844	846	904	984	885	920	889	**866**
	851	1 025	960	963	1 021	1 101	1 008	1 043	1 012	**989**
Minority interests	144	196	171	154	150	163	54	38	32	**27**
	995	1 221	1 131	1 117	1 171	1 264	1 062	1 081	1 044	**1 016**

Profit summary	1995	1996	1997	1998	1999	2000	2001	2002	2003	**2004**
Total sales	4 095	4 896	5 047	4 560	4 359	4 090	4 146	3 944	3 167	**3 167**
Group operating profit:										
Before goodwill amortisation and exceptional items	340	377	253	260	220	237	156	180	219	**214**
Goodwill amortisation	–	–	–	–	–	–	(5)	(8)	(8)	**(8)**
Operating exceptional items	(13)	(13)	(83)	(9)	(5)	–	–	–	(39)	**–**
Group operating profit	327	364	170	251	215	237	151	172	172	**206**
Share of profits of joint ventures and associates	17	27	30	30	37	47	29	36	35	**43**
Total operating profit	344	391	200	281	252	284	180	208	207	**249**
Non-operating exceptional items:										
Write-downs on planned sale of business	–	–	–	–	–	(50)	(307)	–	(12)	**–**
Profit/(loss) on sale of businesses	–	–	–	–	–	25	9	(5)	19	**(6)**
Profit/(loss) on sale of fixed assets	–	–	–	–	18	7	–	13	(1)	**–**
Profit/(loss) before interest	344	391	200	281	270	266	(118)	216	213	**243**
Net interest	(43)	(58)	(56)	(65)	(73)	(65)	(67)	(55)	(29)	**(23)**
Net interest of joint ventures and associates	(5)	(6)	(5)	(10)	(13)	(10)	(5)	(2)	3	**4**
Profit/(loss) before taxation	296	327	139	206	184	191	(190)	159	187	**224**
Taxation	(81)	(84)	(39)	(60)	(49)	(63)	(40)	(39)	(57)	**(69)**
Profit/(loss) after taxation	215	243	100	146	135	128	(230)	120	130	**155**
Minority interests	(29)	(34)	(14)	(7)	4	(17)	(6)	(2)	2	**(1)**
Profit/(loss) for the period	186	209	86	139	139	111	(236)	118	132	**154**
Dividends	(67)	(73)	(83)	(77)	(79)	(99)	(86)	(85)	(86)	**(88)**
Retained profit/(loss) for the period	119	136	3	62	60	12	(322)	33	46	**66**
Profit before tax, exceptional items and goodwill amortisation	309	340	222	215	171	209	113	159	228	**227**

Index

Useful addresses and telephone numbers

Registered Office
Sugar Quay,
Lower Thames Street
London
EC3R 6DQ
Tel: 020 7626 6525
Fax: 020 7623 5213

Website
http://www.tateandlyle.com

Share Registrar
Lloyds TSB Registrars
The Causeway,
Worthing West Sussex
BN99 6DA

For telephone enquiries please phone 0870 600 3970
This is a Lloyds TSB Registrars Helpline service which will recognise the Company's name.

ADR Depositary
The Bank of New York
Investor Relations Department
101 Barclay Street – 11th Floor
New York, NY 10286
Tel: 1 888 269 2377

North American Contact for Annual Reports
Taylor Rafferty
Associates, Inc.
205 Lexington Avenue
New York
NY 10016-6022
Tel: (212) 889 4350
Fax: (212) 683 2614

Stockbrokers
Hoare Govett Limited
250 Bishopsgate
London
EC2M 4AA
Tel: 020 7678 8300



Turning the Vision into Action: The Vision Communications Team of 15 people from all parts of Tate & Lyle's business was challenged to plan and execute an extensive two-way communications programme across the Group. By July 2004, more than 400 workshops will have discussed our new strategic vision in hour-long sessions. Feedback from these workshops will then be used in the Group's future planning and communications processes.

From left to right

Mark McInerney
Manager, Financial Accounting
Tate & Lyle Citric Acid
Decatur, Illinois, USA

Lucy Beverley
Editor, Tate & Lyle today
Tate & Lyle Publications
London, UK

Simon Redshaw
Regional Sales Director
Amylum UK
London, UK

Alex van Dusseldorp
Human Resources Manager
Amylum Netherlands
Koog aan de Zaan, Netherlands

Christian Rees
Head of Market Development
United Molasses
London, UK

Patrick de Meyer
Product Manager, Sales
Amylum
Aalst, Belgium

Simon Houghton-Dodd
Quality & Environment Manager
European Cane Sugar Operations
London, UK

Maria Jesus Corchon
Food Sales Manager
Amylum Iberica & Maghreb
Zaragoza, Spain

Tim Meinhold
Manager, Ethanol Sales
Tate & Lyle North America
Decatur, Illinois, USA

Lieve van der Schueren
Group Maize Buyer
Amylum
Aalst, Belgium

Charles Tozer
Customer Services Manager
Tate & Lyle Sugars
London, UK

Joni Simms
Senior Food Scientist
Research & Development
Decatur, Illinois, USA

Andrew Judge
Logistics & Customer Service Manager
Tate & Lyle North America
Toronto, Canada

Pavol Gajdos
Managing Director
Amylum Boleraz
Boleraz, Slovakia

Marvin Wiederhold
Operations Manager
Sagamore Plant
Lafayette, Indiana, USA

The two types of paper used in this Annual Report are produced in paper mills with ISO14001 and EMAS accreditation. They are made using Elemental Chlorine Free pulps from wood harvested in fully sustainable forests.

Designed and produced by Pauffley www.pauffley.com

Photography by Laurence Cendrowicz

Printed in the UK by St Ives Westerham Press



